Exhibit (c)(7)

Self-Contained Appraisal Report The Westin Hotel – Chicago Chicago, Illinois

Prepared by:
HVS International
116 New Montgomery, Suite 620
San Francisco, California 94105
(415) 896-0868

Submitted to:
Mr. Joseph Long
Vice President - Acquisitions & Development
Starwood Hotels & Resorts
2231 E. Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 852-3387

March 8, 1999

Mr. Joseph Long
Vice President - Acquisitions & Development
Starwood Hotels & Resorts
2231 E. Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 852-3387

Re:	The Westin Hotel – Chicago
Chicago, Illinois
HVS Reference Number: 1999040002

Dear Mr. Long:

Pursuant to your request, we herewith submit our self-contained appraisal report pertaining to the above-captioned property. We have inspected the site and facilities and analyzed the hostelry market conditions in the Chicago, Illinois area.

Based on the available data, our analysis, and our experience in the hotel industry, it is our opinion that the market value of the fee simple interest in the 751-unit subject property described in this report, as of February 1, 1999, is:

$100,900,000

ONE HUNDRED MILLION NINE HUNDRED THOUSAND DOLLARS

This conclusion represents the market value of the subject property “as is,” assuming the deduction of $16,600,000 in capital improvements. This expenditure is considered necessary to achieve the operating results projected in this appraisal.

Our report is made in conformance with, and subject to, the requirements of the Uniform Standards of Appraisal Practice (USPAP), as provided by the Appraisal Foundation, as well as the requirements of the Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA). We do hereby certify that we have no undisclosed interest in the property, and our employment and compensation are not contingent upon our findings and valuation.

This report is intended only for use by Starwood Hotels and Resorts in connection with the potential sale or refinancing of the subject property. It

2

may not be distributed to or relied upon by other persons or entities without our written permission.

The valuation is expressly made subject to all normal and specific assumptions and limiting conditions, a copy of which is included in the attached appraisal report.

Very truly yours, HVS International

Stephen L. Chan Senior Associate

Suzanne R. Mellen, CRE, MAI Managing Director

SLC/SRM/leg

HVS International, San Francisco, California	Quality Assurance

Quality Assurance

The HVS International division of M&R Valuation Services, Inc. strives to achieve the highest standards of quality during all phases of the appraisal process. It is our goal to provide clients with the finest appraisal report available. The following staff members acknowledge their contribution to this report.

Linda E. Gee - Editing and Report Production
Editor (Extension 209)

Stephen L. Chan - Fieldwork, Analysis, and Text
Senior Associate (Extension 206)

Suzanne R. Mellen, CRE, MAI - Analysis and Review
Managing Director (Extension 108)

We are available to answer any questions and are pleased to have provided you with the finest quality product available. Paula Hood (extension 201) is available to answer any billing questions. We look forward to serving you again in the future.

1. Summary of Salient Data and Conclusions
2. Nature of the Assignment
3. Description of the Land
4. Description of the Improvements
5. Zoning
6. Assessed Value and Taxes
7. Market Area and Neighborhood Analysis
8. Supply and Demand Analysis
9. Occupancy and Average Rate Analysis
10. Highest and Best Use
11. Approaches to Value
12. Income Capitalization Approach
13. Cost Approach
14. Sales Comparison Approach
15. Reconciliation of Value Indications
16. Statement of Assumptions and Limiting Conditions
17. Certification
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(c)(2)
EX-(c)(4)
EX-(c)(5)
EX-(c)(6)
EX-(c)(7)
EX-(d)(1)

HVS International, San Francisco, California	Table of Contents

1.	Summary of Salient Data and Conclusions	1
2.	Nature of the Assignment	3
3.	Description of the Land	8
4.	Description of the Improvements	12
5.	Zoning	26
6.	Assessed Value and Taxes	27
7.	Market Area and Neighborhood Analysis	30
8.	Supply and Demand Analysis	44
9.	Occupancy and Average Rate Analysis	76
10.	Highest and Best Use	86
11.	Approaches to Value	89
12.	Income Capitalization Approach	92
13.	Cost Approach	127
14.	Sales Comparison Approach	130
15.	Reconciliation of Value Indications	139
16.	Statement of Assumptions and Limiting Conditions	141
17.	Certification	145

	Addenda

	Explanation of Simultaneous Valuation Formula
	Engagement Letter
	Legal Description
	Appraiser’s State of Illinois Temporary License
	Synopsis of Hotel Management Agreement
	Synopsis of Restaurant Letter of Intent
	Photographs of Subject Property

	Qualifications

	Stephen L. Chan
	Suzanne R. Mellen, CRE, MAI

HVS International, San Francisco, California	Summary of Salient Data and Conclusions 1

1. Summary of Salient Data and Conclusions

Property:	The Westin Hotel – Chicago
Location:	909 North Michigan Avenue
Chicago, Illinois 60611
Date of Inspection:	February 1, 1999
Interest Appraised:	Fee simple
Date of Value:	February 1, 1999

Land:
Area:	±0.938 acres, or ±40,958 square feet
Zoning:	B6 - 6 - Restricted Central Business District
Assessor’s Parcel Numbers:	17-03-213-005, 006
Flood Zone:	C

Improvements:
Guestrooms:	751
Floors:	16 and 27
Food and Beverage Facilities
The Chelsea Restaurant and Bar:	144 seats
Cafe A La Carte:	Not applicable
Meeting Space:	30,045 square feet
Parking:	209 garage spaces
Years Built:	Main Building - 1963
Tower - 1972

Summary of Value Parameters:
Highest and Best Use (as if vacant):	Mixed-use, full-service transient lodging facility with retail
Highest and Best Use (as improved):	Full-service transient lodging facility
Exposure Period:	Less than or equal to one year
Stabilized Year:	2000/01

HVS International, San Francisco, California	Summary of Salient Data and Conclusions 2

Estimates of Value:
Income Capitalization Approach:	$100,900,000
Sales Comparison Approach:	$75,000,000 to $139,000,000
Cost Approach	Not Applicable

Personal Property:
Value in Exchange:	$5,300,000
Value in Use:	$10,100,000

HVS International, San Francisco, California	Nature of the Assignment 3

2. Nature of the Assignment

Subject of the Appraisal

The subject of the appraisal is the fee simple interest in a ±40,958-square-foot ( ±0.938-acre) parcel of land improved with a first-class, full-service lodging facility known as the The Westin Hotel – Chicago. The subject property contains 751 rentable units, a 144-seat full-service restaurant, a free-standing quick-service coffee and pastry kiosk, approximately 30,000 square feet of meeting space, a business center, a fitness room, a gift shop, an underground parking garage with 209 spaces, and a typical complement of back-of-the-house facilities. The property is located in the city of Chicago, the county of Cook, and the state of Illinois. The hotel’s civic address is 909 North Michigan Avenue, Chicago, Illinois 60611.

Objective of the Appraisal

The objective of the appraisal is to estimate the market value “as is” of the subject property. The following definition of market value has been agreed upon by agencies that regulate federal financial institutions in the United States:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1.	buyer and seller are typically motivated;

2.	both parties are well informed or well advised, and acting in what they consider their own best interests;

3.	a reasonable time is allowed for exposure in the open market;

HVS International, San Francisco, California	Nature of the Assignment 4

4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

5.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.[1]

“As is” market value estimates the market value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date of inspection.

Exposure Period

The exposure period, referring to the amount of time necessary for the real estate to have been exposed retrospectively, prior to the date of value, is estimated to be less than or equal to one year, assuming the continuation of current market conditions. Market activity decreased in the lodging industry during the second half of 1998 due to a reduction in capital available for transactions. Following the Asian and Russian fiscal crises, the August stock market downturn, and the subsequent reaction of the CMBS market, the terms of hotel mortgages became more restrictive and capital became less available. Most market participants with whom we speak are of the opinion that this is a temporary situation and that capital will return to the lodging industry by 2000. Due to the underlying strength of the lodging industry, the subject property remains an attractive investment.

Use of the Appraisal

This appraisal is being prepared for use by Starwood Hotels & Resorts in connection with the potential sale or refinancing of the subject property. No information presented in this report should be distributed to or relied upon by the public or third parties without the express written consent of HVS International.

Property Rights Appraised

The property right appraised is the fee simple ownership of the land and improvements, including furniture, fixtures, and equipment. Fee simple interest is defined as “absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.”2 The subject property is being appraised as a going concern (i.e., an open and operating facility).

[1] Federal Register. Vol. 55, No. 165, August 24, 1990; p. 34696

[2] Appraisal Institute. The Dictionary of Real Estate Appraisal. 3rd ed. Chicago: Author, 1993, p. 140.

HVS International, San Francisco, California	Nature of the Assignment 5

Method of Study

The methodology used to develop this appraisal is based on the market research and valuation techniques set forth in the textbooks we authored for the American Institute of Real Estate Appraisers and the Appraisal Institute, entitled The Valuation of Hotels and Motels,3 Hotels, Motels and Restaurants: Valuations and Market Studies,4 The Computerized Income Approach to Hotel/Motel Market Studies and Valuations,5 and Hotels and Motels: A Guide to Market Analysis, Investment Analysis, and Valuations.6 The specific steps incorporated in our analysis are outlined as follows:

1.	The subject site will be evaluated from the viewpoint of its physical utility for the operation of a hotel, as well as access, visibility, and other relevant locational factors.

2.	The subject’s existing improvements will be inspected for their quality of construction, design, layout efficiency, and items of physical deterioration and functional obsolescence.

3.	The surrounding economic environment, on both an area and neighborhood level, will be reviewed to identify specific hostelry-related economic and demographic trends that may have an impact on future demand for hotels.

4.	Dividing the market for transient accommodations into individual segments will allow us to define specific market characteristics for the types of travelers expected to utilize the area’s hotels. The factors that will be investigated include purpose of visit, average length of stay, facilities and amenities required, seasonality, daily demand fluctuations, and price sensitivity.

5.	An analysis of existing and proposed competition will provide an indication of the current accommodated demand, along with market penetration and the degree of competitiveness.

[3] Rushmore, Stephen. The Valuation of Hotels and Motels. Chicago: American Institute of Real Estate Appraisers, 1978.

[4] Rushmore, Stephen. Hotels, Motels and Restaurants: Valuations and Market Studies. Chicago: American Institute of Real Estate Appraisers, 1983.

[5] Rushmore, Stephen. The Computerized Income Approach to Hotel/Motel Market Studies and Valuations. Chicago: American Institute of Real Estate Appraisers, 1990.

[6] Rushmore, Stephen. Hotels and Motels: A Guide to Market Analysis, Investment Analysis, and Valuations. Chicago: American Institute of Real Estate Appraisers, 1992.

HVS International, San Francisco, California	Nature of the Assignment 6

6.	Documentation for an occupancy and average rate projection will be derived from a room night analysis utilizing the build-up approach based on an analysis of lodging activity.

7.	A detailed projection of income and expense made in accordance with the Uniform System of Accounts for Hotels will show the anticipated economic benefits of the subject property and provide the basis for the income capitalization approach.

8.	The appraisal will consider the three approaches to value: cost, sales comparison, and income capitalization. Because lodging facilities are income-producing properties that are normally bought and sold on the basis of capitalization of their anticipated stabilized earning power, the greatest weight is given to the value indicated by the income capitalization approach. We find that most hotel investors employ a similar procedure in formulating their purchase decisions, and thus the income capitalization approach most closely reflects the rationale of typical buyers.

Scope of the Assignment

All information was collected and analyzed by the signatories to this report. Operating history and descriptive data for the property were supplied by property management. We have investigated numerous improved sales in the market area and have spoken with buyers, sellers, brokers, property developers, and public officials. In addition, we have investigated the general economy of the area affecting the subject property, as well as the specifics of the competitive hotel market. The value conclusion of the complete appraisal is based upon this investigation and analysis and is conveyed in this self-contained report.

Ownership and Management History and Assumptions

The subject property is owned by 909 North Michigan Avenue Corporation, the Westin Chicago Limited Partnership, and Westin Hotels Limited Partnership; ownership has remained unchanged in the past three years. The property is managed by Westin Hotels and Resorts, a hotel management company that provides management expertise, brand-name affiliation, and a central reservations system. Westin Hotels and Resorts is a subsidiary of Starwood Hotels and Resorts. As will be reviewed in the “Income Capitalization Approach” section of this report, Westin Hotels and Resorts management is an efficient operator of the subject property. The subject property is encumbered by a management agreement. We assume upon sale continued management of the property by Westin Hotels and

HVS International, San Francisco, California	Nature of the Assignment 7

Resorts. As such, we have deducted general and incentive management fees in our forecast, as stipulated in the management agreement, which is synopsized in the addenda to this report.

A portion of the subject property’s basement extends beneath the sidewalk of Delaware Place on land owned by the City of Chicago. In 1998, the subject property paid $33,581 to the city for a vaulted space permit to allow for this extension. According to property management, the amount has remained unchanged for atleast the past three years and is unlikely to escalate beyond inflation in future years. For pruposes of this appraisal, we assume that this amount will increase at inflation in our projections.

Pertinent Dates

The effective date of the appraisal is February 1, 1999. All projections are expressed in inflated dollars, and the value estimate represents 1999 dollars. The subject property was inspected by Stephen L. Chan on February 1, 1999. Suzanne R. Mellen, CRE, MAI, did not inspect the property, but participated in the analysis and review.

HVS International, San Francisco, California	Description of the Land 8

3. Description of the Land

The suitability of the land for the operation of a lodging facility is an important consideration affecting the economic viability of a property and its overall value. Factors such as size, topography, access, visibility, and the availability of utilities have a direct impact on the desirability of a particular site.

Size and Topography

The subject property is situated on two connected parcels totaling ±0.938 acres, located at the northeast corner of Michigan Avenue and Delaware Place in the northern end of Chicago’s premier retail district, generally known as the “Magnificent Mile,” an area comparable to San Francisco’s Union Square and New York City’s Madison Avenue. The site’s boundaries and frontages are described as follows.

Subject Site’s Boundaries

Direction	Length (Feet)	Boundary

North	±381.0	Office building
East	±107.5	Delaware Place Bank
South	±381.0	Delaware Place
West	±107.5	Michigan Avenue

On the following page is a copy of the assessor’s parcel map depicting the rectangular shape of the subject site. The site is flat and at grade with the surrounding area.

Site Use

The subject site does not contain any excess development potential. The site is fully improved with the hotel improvements.

Access and Visibility

Access to the subject property is primarily gained from Michigan Avenue, a six-lane, north-south thoroughfare that is the primary commercial roadway through Chicago’s Central Business District and the “Magnificent Mile” retail district. Motorists traveling to Chicago or the hotel will likely come via Lake

Illustration: Assessor’s Parcel Map

HVS International, San Francisco, California	Description of the Land 9

Shore Drive or Interstates 90 and 94. The most expedient route to the subject property from either direction of Lake Shore Drive is to exit onto Michigan Avenue and proceed south. From Michigan Avenue, motorists turn left onto Delaware Place. As it passes The Westin Hotel, Delaware Place is a two-lane, one-way, west-to-east roadway. Delaware Place forms the subject property’s southern boundary; the hotel’s main entrance fronts this street.

From Interstates 90/94, motorists take the Ohio Street exit and proceed east until reaching Michigan Avenue. From Ohio Street, motorists make a left turn onto Michigan Avenue and proceed north.

Considering the site’s access on a broader scale, a number of state and interstate roadways connect to the subject property’s location. Lake Shore Drive is a six-lane roadway that serves as the primary north-south arterial through Chicago. Fourteen miles in length, Lake Shore Drive is noted for its scenic route along Chicago’s border with Lake Michigan.

Interstate 90 (I-90) originates in Boston and extends west through Albany and Buffalo, New York; Cleveland and Toledo, Ohio; Chicago, Illinois; southern Minnesota and South Dakota; and northeastern Wyoming. This highway then turns northwest before terminating in Seattle, Washington.

Interstate 94 (I-94) is another major east-west highway that originates in Detroit and continues west through Chicago, Milwaukee, Madison, Minneapolis, and southern North Dakota before terminating at its intersection with I-90 outside of Billings, Montana. In downtown Chicago, I-90 and I-94 combine to form the Kennedy Expressway; north of the downtown district, I-90 extends northwest (where it is known as the Northwest Tollway) and I-94 extends north to become the Edens Expressway and the Tri-State Tollway (upon its intersection with Interstate 294).

Interstate 290, which is also known as the Eisenhower Expressway, originates in downtown Chicago immediately south of “The Loop” (Chicago’s Central Business District) and extends west for approximately 14 miles to Interstate 294.

Interstate 55 (I-55), which is also known as the Stevenson Expressway, originates in Chicago and continues in a southwesterly direction through St. Louis, Memphis, and Jackson before terminating just north of New Orleans. Michigan Avenue provides direct access to I-55.

HVS International, San Francisco, California	Description of the Land 10

From “The Loop,” motorists drive north along Michigan Avenue and make a right turn onto Delaware Place. From the northern and southern approaches, the subject property’s 27-story structure and lighted signage afford it excellent visibility. However, surrounding high-rise structures partially obscure the subject property from the east and west.

Airport Access

Air transportation to the Chicago area is provided by the O’Hare International Airport and the Midway Airport. O’Hare is located roughly 20 miles northwest of the subject property via I-90. The Midway Airport is situated roughly 10 miles southwest of the subject property, near I-55. Motorists can reach the subject property from O’Hare via the Kennedy Expressway, as outlined previously; access to the Midway Airport is gained via I-55, as described above. The approximate driving time from either airport without traffic is 35 minutes.

Proximity to Demand Generators

Of particular importance to area lodging properties is convention activity. Convention activity in Chicago is primarily generated at three venues: McCormick Place, Navy Pier, and the Merchandise Mart. Michigan Avenue and Lake Shore Drive provide access from the subject property to McCormick Place, which is situated approximately three and one-half miles south of The Westin Hotel. Navy Pier is located approximately one mile southeast of the subject property, extending along Grand Street from Lake Shore Drive onto Lake Michigan. The Merchandise Mart, which is approximately one mile southwest of the subject property, occupies a city block bounded by Kinzie Avenue, Wells Street, the Chicago River, and Orleans Street.

As a result of its North Michigan Avenue location, The Westin Hotel is more distant from these convention venues relative to most of its competitors; however, this disadvantage is mitigated by The Westin Hotel’s ready access to Lake Shore Drive. By using the Lake Shore Drive route to McCormick Place and Navy Pier, hotel guests can reach both venues while avoiding the congestion on Michigan Avenue. Traffic allowing, guests of the subject property can reach McCormick Place in roughly 10 minutes, and Navy Pier in 3 minutes. In addition, the subject property occupies a central location with respect to first-class retail, restaurant, and cultural attractions. By virtue of the excellent transportation network in the subject property’s immediate vicinity, The Westin Hotel enjoys access that is comparable or superior to that of its competitors.

Utilities

The subject property is served by all necessary utilities, supplied by the following entities.

HVS International, San Francisco, California	Description of the Land 11

Natural Gas:	Enron Capital & Trade
Water and Sewage:	City of Chicago
Electricity:	Commonwealth Edison
Local-Distance Telephone:	Ameritech
Pay-Per-View Movie System:	On-Command

Legal Description

A copy of the subject property’s legal description is presented in the addenda to this report. The appraisers are not experts in interpreting legal descriptions. The description appears to be accurate; however, we suggest obtaining verification of this description from a qualified expert.

Soil and Subsoil Conditions

Geological and soil reports were not provided to the appraisers or made available for review during the preparation of this report. The appraisers are not qualified to evaluate soil conditions other than by a visual inspection of the surface. No extraordinary conditions were apparent.

Nuisances and Hazards

The appraisers have not been informed of any site-specific nuisances or hazards, and no visible signs of asbestos or toxic ground contaminants were apparent at the time of our inspection. Because the appraisers are not experts in this field, we do not warrant the absence of asbestos or hazardous waste and urge the reader to obtain an independent analysis of these factors.

Flood Zone

According to city of Chicago officials and Federal Emergency Management Agency (FEMA) panel #170074-0060B, effective June 1, 1981, the subject land is located in flood zone C, which is defined as “areas of minimal flooding.”

Conclusion

The subject site’s size, shape, topography, access, visibility, potential hazards, and availability of utilities have been examined and evaluated, with the following advantages and disadvantages noted.

Advantages:

•	Prominent Michigan Avenue location and proximity to first-class retail, restaurant, and cultural attractions;

•	Excellent access to Lake Shore Drive;

•	All necessary utilities to the site; and

•	No potential flood hazard.

Disadvantages:

•	Limited development potential; and

•	Limited visibility from some downtown roadways.

The physical advantages of the subject site are considered to outweigh the drawbacks. The appraisers conclude that the subject site is physically appropriate for its current improvement with a first-class, full-service hotel.

HVS International, San Francisco, California	Description of the Improvements 12

4. Description of the Improvements

The quality of a lodging facility’s physical improvements has a direct influence on marketability, attainable occupancy, and average room rate. The design and functionality of the structure can also affect operating efficiency and overall profitability. This section investigates the subject property’s physical improvements and personal property to determine how they contribute to total value.

Property Overview and Layout

The subject property contains 751 rentable units, a 144-seat full-service restaurant, a free-standing quick-service coffee and pastry kiosk, approximately 30,000 square feet of meeting space, a business center, a fitness room, a gift shop, an underground parking garage with 209 spaces, and a typical complement of back-of-the-house facilities. The hotel consists of a main building and tower, with the development covering nearly all developable portions of the subject site’s 0.938 acres. The 16-story main building was constructed in 1963, and the 27-story tower was constructed in 1972. The main building occupies the western portion of the parcel, which fronts Michigan Avenue, and the tower occupies the eastern portion. The subject property also has three lower levels, which contain the hotel’s back-of-the-house facilities, engineering spaces, and a parking garage.

Despite its age, the subject property’s exterior is attractively designed. The main building’s brick facade contains sand-colored vertical stripes and is enhanced by its high-rise construction, which adds to its urban design. The tower’s facade consists of glazed concrete and steel panels. Although parts of the improvements differ in date of construction, internally the main building and the tower are seamlessly connected.

The subject property’s lodging product is competitive in the downtown Chicago market. Although the guestrooms and hallways exhibit signs of aging, recent renovations have been completed on the hotel’s public areas, most notably the hotel’s lobby, meeting space, and food and beverage outlets. A number of competitive hotels have also initiated their own renovation programs.

HVS International, San Francisco, California	Description of the Improvements 13

Facilities Summary

The following table summarizes the subject property’s facilities.

Summary of Facilities - The Westin Hotel – Chicago

Guestroom Configuration	Number of Units

King	347
Doubles	366
Parlor Suites	12
Crown Suites	9
Royal Suites	7
Coronet Suites	5
Suites	5

Existing Total	751

Food and Beverage Facilities	Seating Capacity

The Chelsea Restaurant and Bar	144
Cafe A La Carte	NA

Total	144

Meeting Rooms	Square Feet

Wellington Ballroom	7,750
Cotillion Ballroom	5,333
Windsor	930
Buckingham	1,830
Consulate 1	727
Consulate 2	489
Consulate 3	523
Governor’s Suite	2,200
Boardroom	558
Mayfair	1,559
Regent 1	988
Regent 2	843
Conference Room	500
Rex 1	468
Rex 2	468
Rex 3	468
Consort Room	3,257
Monarch 1	577
Monarch 2	577

Total	30,045

Infrastructure	Number and Description

Garage	209 stalls
Elevators	6 guest
4 service
1 freight
Life-safety systems	Fully sprinklered, individual smoke alarms
Construction details	Concrete and steel support columns

Additional Amenities

Fitness room	Concierge
Gift shop	Valet parking/laundry
Business center

HVS International, San Francisco, California	Description of the Improvements 14

The subject property’s foundation is poured concrete and steel support columns and beams. The roof is a concrete deck covered with a composition membrane ballasted by gravel. Vertical transportation is provided by six guest and four service elevators, in addition to one freight elevator.

Guest Access and Lobby Space

The hotel’s main entrance faces south onto Delaware Place and is distinguished by a partially enclosed glass entryway which is illuminated at night. The hotel’s lobby is located inside this entryway. Guests entering through the front entrance find Cafe A La Carte and assorted lobby furnishings to the left, or west, the entrance to the Chelsea Restaurant and Bar directly ahead, or north, and additional couch and chair settings to the east, or right, of the entrance. Further east are the registration desk and numerous front-desk agent stations. The front office is located directly behind the guest registration desk. A bank of guest elevators serving the main building and upscale street-level retail shops are located further west of the lobby. A concierge desk, a gift shop, and a second bank of elevators serving the tower are located just beyond the guest registration area. Further east of this area is the hotel’s parking garage entrance. At either end of the lobby, a circular staircase connects the first floor with meeting rooms on the second floor.

The lobby decor is in good condition as a result of its renovation in 1995; however, due to the hotel’s layout and the allocation of space on the hotel’s first floor to retail tenants along Michigan Avenue, the subject property’s lobby is long and narrow. During peak periods of check-in and check-out, the hotel’s cramped lobby is easily congested, resulting in operational difficulties. Moreover, the narrow lobby is not representative of the size and quality of the hotel as a whole, thereby reducing the overall guest experience. According to property management, a study is being done to reorient the lobby space to improve access and to enhance the overall impression of the hotel for future guests.

As mentioned previously, the entrance to the hotel’s underground parking is at the eastern portion of the hotel tower. The receiving area is located within the parking garage. The parking allotment, numbering 209 spaces, is reportedly sufficient. The cost of nightly valet parking is $24.95, at the upper end of the range of comparable hotel parking facilities.

Guestrooms

The 751 guestrooms of the subject property are contained in two interconnected buildings. The 16-story main building, which fronts Michigan Avenue, contains 353 guestrooms, while the 27-story tower

HVS International, San Francisco, California	Description of the Improvements 15

contains the remaining 398 guestrooms. In 1998, all of the guestrooms in the tower building were completely renovated. The guestrooms in the main building are slated to begin renovations in the fourth quarter of 1999. Each guestroom is located off a double-loaded, interior-access “I”-shaped corridor, with the two elevator banks situated at the center of each building. The following passage describes the condition of the guestrooms in the subject property’s two buildings.

Main Building Guestrooms

Compared to the competitive market, the condition of The Westin’s main building guestroom supply is satisfactory, but non-competitive. The 350-square foot modules are of average size and are similar to those of most of the competitors; however, a number of competitive hotels have recently completed or are currently planning major renovations. Typical guestroom furnishings are described as follows.

•	One king, or two double beds with wall-mounted headboards;

•	Nightstand between each double bed with an AM/FM clock radio, and telephone with data port and voice mail;

•	Wall-mounted bedside lamps;

•	Armoire with chest of drawers and remote-controlled color television with On-Command movie system;

•	Reading lamp and arm chair;

•	Color-coordinated wall-to-wall carpeting, vinyl wall covering, bedspreads, drapes, and color prints;

•	Work desk with two side chairs, table lamp, and push-button telephone with data port;

•	Wall-mounted, hard-wired smoke detector and ceiling-mounted sprinkler;

•	Wall-mounted thermostat with limited climate control connected to two-pipe HVAC system;

•	Minibar chest with coffeemaker and vanity mirror;

•	Closet with luggage rack, iron and ironing board; and

•	Bathroom with flush ceramic commode, tiled floor, marble countertop, tub with plastic tub liner, and hair dryer.

HVS International, San Francisco, California	Description of the Improvements 16

Photographs in the addenda to this report depict the interior of a typical main building guestroom. Main Building guestroom softgoods are in need of replacement; casegoods were last replaced in 1972 and appear very dated. According to property management, several major changes are planned for the main building, which will be detailed in the capital expenditures section of this report.

Tower Building Guestrooms

Approximately $6 million, or $15,000 per room, was spent on the renovation of the tower building guestrooms in 1998. According to the property engineer, all of the guestrooms in the tower were stripped down, gutted, and furnishings were entirely replaced. The guestrooms’ old vinyl wall covering was replaced with a higher-quality, heavy-weight commercial paper. New carpeting, bedspreads, drapery, and wall coverings feature attractively decorated patterns in contemporary designs and colors. Guestroom casegoods consist of hardwoods with a rich cherry stain. The guestrooms’ foyer area is laid with black Italian marble tile, which is also used atop the nightstand and in the bathroom vanity. The formerly cramped bathroom area was expanded by moving the bathroom walls outward into space that was inefficiently occupied by a minibar. The bathroom features an oversized vanity mirror, a cast-iron tub with marble-tiled tub walls, and a new sprinkler head. The minibar has been relocated within the armoire, which also contains a 25-inch television. It is recommended that the reader review the photographs of a renovated guestroom in the report’s addenda in conjunction with the description of the guestroom furnishings. The design, quality, layout, and condition of the tower building guestrooms are considered to be excellent.

Food and Beverage Facilities

The subject property contains one restaurant and a quick-service kiosk. As noted above, the 144-seat Chelsea Restaurant and Bar is The Westin’s full-service lunch and dinner restaurant, featuring typical Continental cuisine. The outlet is adjacent to the lobby and features a full bar area. Although the outlet does not have any exposure to natural illumination, the space is brightly lit and features attractively designed murals and artwork. The restaurant was completely renovated in 1994 and 1995 at a cost of approximately $455,000, or $3,200 per seat.

According to property management, restaurant revenues have eroded in recent years due to increased competition and the public’s lack of interest in non-branded hotel restaurants. Consequently, management has sought to lease the restaurant to an outside operator. Property management

HVS International, San Francisco, California	Description of the Improvements 17

indicates that Los Angeles-based Grill Concepts, Inc. will occupy the existing restaurant space and a portion of the lobby to operate their full-service Grill Restaurant. A letter of intent has been synopsized in the addenda to this report. The existing restaurant will be closed in April 1999 and the space will be renovated for approximately five months; in the interim, temporary food and beverage service will be accommodated in a second-floor meeting room. The Grill Restaurant is scheduled to open in October 1999.

The free-standing quick-service kiosk, Cafe A La Carte, serves coffee, deli sandwiches, snacks, and baked goods. The kiosk, located in the lobby, is readily accessible to the meeting areas on the second floor, and is popular with group meeting attendees seeking a quick snack or beverage.

Meeting Space

Historically, The Westin has drawn roughly 49% of its room night demand from the group meeting segment, and roughly 69% of its food and beverage revenue from banquet-related business. The meeting space is flexible, well equipped, nicely furnished, and supported by ample pre-function space and easy access to service areas. Nearly all of the meeting space is located on the second and third floors of the hotel. The subject property’s 7,750-square-foot main ballroom features nearly 14-foot ceilings and can accommodate 840 banquet seats. The 5th floor contains three small meeting rooms, while the 16th floor features the elegant Consort and Monarch Rooms, which have spectacular views of Michigan Avenue. Overall, The Westin’s meeting space is in excellent condition owing to a complete renovation that entailed new carpeting, wall covering, and a lighting and sound system. In all, nearly $2 million in renovations has been completed since 1996.

According to property management, approximately 6,600 square feet of administrative and underutilized public space will be converted to meeting space as part of the reorganization of the hotel’s public and back-of-the-house areas. Most of this additional meeting space will come as a result of conversion of the third-floor administrative offices to breakout rooms. The proposed reorganization will be discussed in greater detail in the capital expenditures section of the report.

HVS International, San Francisco, California	Description of the Improvements 18

Other Facilities

The subject property also features a business center on the second floor, with computer rental, fax, and secretarial services. The subject property’s fitness room, which is on the third floor, contains men’s and women’s locker rooms, each with a sauna, and a modest array of exercise equipment, including Stairmasters, treadmills and free weights. The hotel also features a W.H. Smith gift shop and a concierge desk, and offers valet laundry service.

Back-of-the-House Facilities

The Westin’s service and administrative areas are ample and logically placed. The front office is located behind the front desk and the remaining administrative offices are located on the third floor. This area houses reservations, sales, catering, accounting, the general manager, and other executive staff.

There are three kitchen and food service areas in the hotel. A kitchen is located on the first-floor area adjacent to the Chelsea Restaurant and Bar. A main kitchen occupies the northern portions of the building on the second floor and includes hot lines dedicated to the two second-floor ballrooms. A third kitchen is located on the 16th floor serving the Consort and Monarch Rooms. The kitchens are well equipped, and feature ample storage and preparation space.

Other service areas are located on the first level immediately below street grade and contain the housekeeping department, maintenance shops, and employee support areas. All of the hotel’s laundry is contracted out to a third-party vendor. The collection of laundry is facilitated by a central chute which is connected to all of the hotel’s floors.

The Westin’s heating, ventilation, and air conditioning (HVAC) are provided by a number of systems located throughout the property. In particular, the hotel’s domestic hot water and heat are supplied by two gas-fired boilers, located in the hotel’s second-floor basement, that were rebuilt in 1996 and 1997. These boilers feed into three 7,400-gallon hot water tanks.

Cooling of the hotel is provided by two 600-ton chillers located above the 16th floor of the western portion of the hotel. The property engineer reports that these two chillers operate in good working order; however, as they are nearly 40 years old, they are approaching the end of their useful life and are scheduled to be replaced in 1999 as part of the capital budget considered in the appraisal.

HVS International, San Francisco, California	Description of the Improvements 19

According to property management, the inflexibility of the hotel’s guestroom heating and cooling system has been a source of guest complaints. Heating and cooling of the main building and tower guestrooms are conducted via a basic two-pipe system. Most modern hotels located in areas with varying climates utilize a four-pipe system which offers the diversity of individualized guestroom temperature control. Property management has budgeted $2,650,000 in 1999 to convert the antiquated two-pipe system to four pipes in the main building’s guestrooms.

In terms of fire-safety systems, each guestroom has a hard-wired smoke detector and all areas of the hotel are fully sprinklered. The property does not have an emergency generator; however, one is planned (but not yet budgeted) for installation in 2000.

Asbestos

According to subject property management, the hotel contains no active asbestos. The appraisers did not identify any asbestos in the property during the course of our inspection; however, we are not experts in this field. Any interested buyer is advised to contact an outside expert and should be aware that any costs of containment or removal would have a direct and downward effect on our estimate of “as is” market value.

ADA Conformance

Following the January 26, 1992, passage of the Americans with Disabilities Act (ADA), the subject property is subject to new physical standards. ADA standards principally address the number and accessibility of guestrooms designed to accommodate physically challenged guests, though a variety of safety standards are also included that can touch on the status of building systems. Due to the high, and sometimes prohibitive, cost of ADA conformance, necessary improvements have generally been limited to what is “readily achievable.” When a property is being refurbished, efforts are expected to be made to address ADA standards. For example, if, in the refurbishment, a vanity is being replaced, at that time the vanity should be raised so that it conforms with ADA standards. According to property management, the subject property conforms to all the current federal ADA guidelines. The Westin offers 15 guestrooms that meet ADA requirements and approximately $281,000 was spent in 1996 for ADA compliance.

Capital Expenditures

As previously mentioned, the subject property’s main building was constructed in 1963 and the hotel tower in 1972; as of the time of this report, the improvements are 36 and 27 years old. Although the subject property’s foundation and structure are reportedly in good condition, a number of the hotel’s building systems, departments, and furnishings have

HVS International, San Francisco, California	Description of the Improvements 20

approached the end of their useful life and are in need of replacement. In addition to The Westin, a number of its competitors have recently completed or are planning major renovations in the following months. The Westin must undergo significant capital expenditures, or risk increased vulnerability in its competitive position. As a result, management has initiated a significant capital expenditures program.

To improve The Westin’s competitive position, as well as to lend support for the attainment of higher average rates, subject property management initiated a significant and comprehensive capital expenditures program that began in 1995 and is estimated to be completed by 2000. The following table presents actual capital expenditures for 1996, 1997, and 1998, and the budget for 1999 and 2000.

HVS International, San Francisco, California	Description of the Improvements 21

Capital Expenditures Budget

	Actual	Actual	Actual	Budget
Item	1996	1997	1998	1999 and 2000	Total all years

Renovation
Guestroom renovation	$62,000
Guestroom renovation - 179 Tower rooms		$304,000	$1,250,665
Guestroom renovation - remaining Tower rooms			4,869,556
Completion of 10 Tower Suites			150,000
Mock-up room for Main Building renovation			20,908
Guestroom renovation - 18 corner suites			540,000
Renovation - 324 Main Building rooms				$8,907,000
Renovation - Presidential and State Suites				250,000
Suite parlors				350,000

Subtotal	$62,000	$304,000	$6,831,129	$9,507,000	$16,704,129
Fire & Life Safety/ADA
ADA guest elevators	$281,000
Fire & life safety	3,000

Subtotal	$284,000				$284,000
Rooms Department
Rooms miscellaneous	$168,000	$103,000	$110,462	$75,000
Suite conversion		45,000
Mattresses (319 in 1998 & 516 in 1999)			76,732
Convert Rex meeting rooms to guestrooms			11,996
Hallway carpeting			630,000
Signage and electronic reader boards

Subtotal	$168,000	$148,000	$829,190	$75,000	$1,220,190
Food and Beverage/Meeting Space
F & B miscellaneous	$118,000	$196,000	$76,662	$75,000
Banquet room sound system	45,000	32,000
Consort/Monarch renovation	130,000
Governor’s Suite renovation	227,000	2,000
Public washrooms	215,000	385,000	23,929
Convert suite to boardroom		75,000	14,639
3rd-floor renovation		500,000	111,258
Grill Restaurant capital obligation				550,000
1,500 banquet chairs				225,000
Construct new function room on 2nd floor				200,000
Convert 3rd-floor offices to meeting rooms				650,000
Move business center to current banquet office				25,000
Minibars (390 in 1998 & 349 in 1999)			195,451	180,000

Subtotal	$735,000	$1,190,000	$421,939	$1,905,000	$4,251,939
Systems
EDP Miscellaneous	$138,000	$515,000	$200,325	$100,000	$953,325

HVS International, San Francisco, California	Description of the Improvements 22

Capital Expenditures Budget - Continued

	Actual	Actual	Actual	Budget
Item	1996	1997	1998	1999 and 2000	Total all years

Administration and Engineering
Health-club miscellaneous	$212,000
Boilers	100,000
Engineering miscellaneous	117,000	$325,000
Elevators modernization	233,000	230,000
Ice machines		56,000
Resurface service areas - 12 floors		48,000
Engineering misc. (Tower room HVAC controls)			$177,823
Public area telephone booths			$3,489
Replace and rebalance domestic water systems				$225,000
Manitowoc Ice Machines			51,867
Convert old health club to administrative office			39,603	500,000
Cafeteria upgrade			4,591
Chillers			33,260	500,000
Replace trash compactor and lift			31,779
Two-line guestroom telephones and related				75,000

Subtotal	$662,000	$659,000	$342,412	$1,300,000	$2,963,412
Building, Grounds, Other
Pool roof	$79,000
Exterior facade	690,000
Exterior signage	34,000
Awning illumination	13,000
Reclad planters in stone to match building		$150,000
New sidewalk		275,000	$78,790
Brick exterior facade		300,000	1,183
Replace 5th-floor roof			$100,000
Replace 17th-floor roof			163,832
Replace 29th-floor elevator roof				$100,000
Fire exit stairway from 2nd floor			30,463
Construct replacement fire exit from 2nd floor				75,000
Garage entrance facade, floor, ceiling renovation				250,000
Concrete restoration of loading dock and garage ramps				50,000
Lobby	4,000
Lobby artwork	10,000
Lobby softgoods replacement			26,543
Service Express build-out			77,031
Water pipe risers - Main Building			9,060
4-pipe HVAC system (Main Building)				2,650,000
Copper domestic water pipes (Main Building)				820,000
Engineering miscellanous				75,000
Architectural/Engineering study fees - Lobby/Public areas				50,000

Subtotal	$830,000	$725,000	$486,902	$4,070,000	$6,111,902
Total Capital Expenditures (all years)	$2,879,000	$3,541,000	$9,111,897	$16,957,000
				(say)	$32,500,000

Source: Westin Hotels & Resorts

HVS International, San Francisco, California	Description of the Improvements 23

In 1996, management completed approximately $2.9 million in capital improvements; the majority of these expenditures focused upon upgrading the hotel’s meeting space and public areas. In 1997, approximately $3.5 million was spent, with primary emphasis on renovating the remaining meeting spaces, public areas, and improving the curb appeal of the hotel’s street-level exterior. In 1998, the bulk of the $9.1-million capital expenditure was directed toward renovation of the tower building guestrooms. In 1999 and 2000, a total of roundly $17 million has been budgeted, focusing on four main areas: guestroom renovation and system upgrade, reorganization of hotel departments, and the Grill Restaurant. According to property management, approximately $5.75 million of the $17 million will be spent in 1999, with the remainder in 2000.

Main Building Guestroom Renovation and System Upgrade

Management has budgeted $9.5 million toward a complete renovation of the main building guestrooms. This renovation will essentially mirror the project that was undertaken for the tower guestrooms. However, the main building’s domestic water piping will be upgraded for $820,000 and the two-pipe HVAC will be converted to a four-pipe system for $2,650,000. These expenditures will bring the guestrooms to a four-star quality level, increase its competitiveness, and extend the life of the subject property.

According to the property engineer, only a small portion of the guestrooms contained in a single floor will be out of the guestroom inventory for the renovation program at any one time. Moreover, the renovation will occur during the hotel’s slowest quarter of the year, thereby minimizing guest impact and the loss in rooms revenue. We have considered the phased renovations of the upgraded guestrooms in our forecast of the subject property’s occupancy and average rate. Once the main building guestroom renovation is complete, The Westin will have a fully renovated guestroom product which will be considered to be superior to most, if not all, of its primary competition in the market.

Departmental Reorganization

According to property management, the subject property was constructed with an inadequate amount of meeting space considering the size of its guestroom inventory. According to the director of sales and the general manager, meeting space is in demand by the market for off-site meetings and group functions.

HVS International, San Francisco, California	Description of the Improvements 24

As a result of its age, The Westin Hotel exhibits functional obsolescence in its design and layout. In order to fully maximize the potential of the hotel, property management has sought a reorganization of a number of departments within the hotel in order to increase much needed meeting space. Some aspects of the plan are dramatic, while others are merely superficial. The eastern portion of the main building’s 16th floor, an unfinished space that was formerly a fitness center, currently being used for long-term storage, will be refinished to house the administrative offices for the hotel, currently located on the third floor. In addition, the accounting department, also located on the third floor, will be relocated to a boardroom in the basement, adjacent to the cafeteria. Lastly, the 3rd-floor fitness room will be relocated to a structure that will be erected on top of the 16th-floor roof in an area which formerly held a swimming pool. The vacancy on the third floor will be filled by breakout rooms for group meetings.

On the second floor, a spiral staircase connecting the first and second floors will become superfluous (not required per fire code), as the Grill Restaurant will increase its space from the existing Chelsea Restaurant and Bar to include a portion of the lobby. From this new space, an additional meeting room will be created. Other minor changes include a relocation of the business center and the Service Express department.

As a result, approximately 6,000 square feet of meeting space will be created. Future board meetings will be conducted in the breakout rooms which will occupy the space vacated by these departments. Additional meeting space will allow the subject property to better sell itself to groups in an increasingly competitive market and become less reliant on traditionally weak commercial demand.

Grill Restaurant

As mentioned previously, the Chelsea Bar and Restaurant is set to close by April 1999 to make way for a leased restaurant. According to property management, a total of $3 million will be allocated to the renovation, of which $550,000 has been pledged by property management.

In addition, other expenditures being considered in 2000 and beyond, but not yet budgeted, include re-skinning the facade and upgrading all guestroom windows, reorganizing the hotel lobby space, and the installation of an emergency generator. Our projection of the subject property’s future operating performance does not reflect these speculative projects.

HVS International, San Francisco, California	Description of the Imrpovements 25

Capital Expenditures Conclusion

As of the date of inspection, approximately $15.5 million has been spent since 1996. An additional $17.0 million is budgeted in 1999 and 2000 for a total of roundly $32.5 million for all years. This amount represents a significant capital infusion that will completely change the hotel’s guestroom product and significantly raise the caliber of the hotel to a four-star property. Considering the level of necessary capital improvements, as well as the age of the subject property, we are of the opinion that a long-term reserve for replacement equal to 5.0% of total revenues is necessary to maintain the subject property’s long-term competitive position.

Of the $17 million in capital expenditures in 1999 and 2000, approximately $5.75 million will be spent in 1999, and $11.25 million in 2000. We have deducted a total of $16.567 million from the subject property’s “as improved” value, reflecting $5.75 million spend in 1999 and $11.25 million discounted for one year at a safe rate of return of 4.0%. Such an expenditure is considered necessary for The Westin to maintain its competitive position, and its benefits are reflected in our forecast of occupancy and average rate.

Conclusion

The Westin Hotel – Chicago is a full-service, high-rise urban hotel that was constructed in the 1960s and 1970s. Upgrades to the subject property’s meeting space, restaurant, and lobby were completed in recent years. However, the hotel’s guestrooms, hallways, and building systems require upgrading and replacement, which, as discussed, will be addressed by extensive capital expenditures over the coming year.

With a significant capital infusion dedicated to the upgrade of the guestroom inventory, public spaces, and building systems, the subject property will be positioned to benefit from future improvement in the local market conditions and achieve the operating projections in this appraisal. To ensure the quality and integrity of the personal property and physical plant through the projection period, we have forecast a reserve for replacement equal to 5.0% of total revenues. This ratio is in line with industry standards, and is considered to be appropriate given the subject property’s quality of furniture, fixtures, and equipment, as well as the size of the hotel.

HVS International, San Francisco, California	Zoning 26

5. Zoning

According to the city of Chicago zoning regulations, the subject property is zoned as follows.

B6 - 6 - Restricted Central Business District

The purpose of this zone is to provide retail, professional and personal services for the downtown area of Chicago. A variety of commercial uses are expressly permitted in this zone, including hotels and motels. Development standards in the district call for a maximum floor area ratio of 12:1; however, the ordinance allows certain exceptions in certain instances. Parking requirements stipulate that no parking is required for buildings with a floor area that is not more than two times the lot area in square feet or 140,000 square feet, whichever is greater. For the next 280,000 square feet of floor area in excess of this exemption, one parking space shall be provided for each 5,000 square feet. For all additional floor area, one parking space shall be provided for each 2,500 square feet. Based on the subject property building’s estimated 637,000 square feet, as determined by the property engineer, the Westin must provide approximately 143 parking spaces. The subject improvements contain 209 spaces. We assume that all necessary permits and approvals have been secured, including an appropriate liquor license, and that the subject property is in conformance with local building codes and all other applicable regulations.

HVS International, San Francisco, California	Assessed Value and Taxes 27

6.     Assessed Value and Taxes

Property tax is one of the primary revenue sources of municipalities. Based on the concept that the tax burden should be distributed in proportion to the value of all properties within a taxing jurisdiction, a system of assessments is established by the local assessor. Theoretically, the assessed value placed on each parcel bears a definite relationship to market value, so properties of equal market value will have similar assessments and properties with higher and lower values will have proportionately larger and smaller assessments.

Depending on the taxing policy of the municipality, property taxes can be based on the value of the real property or the value of the personal property and the real property. The taxing jurisdiction governing the subject property assesses real property only. In Cook County, the assessor’s fair market value is based on triennial reassessments.

Historical Assessed Value and Taxes

According to the Cook County assessor’s records, the subject property’s 1997 assessed value (taxes payable in 1998) is set forth as follows.

Historical 1997 Assessed Value

Land	$2,912,653
Improvements	14,802,947

Total Assessed Value	$17,715,600
Equalization Factor	2.1489
Equalized Valuation	$38,069,053
Applied Tax Rate	8.843%

Total 1997 Taxes	$3,366,446

In 1989, the assessed value ratio for commercial properties of more than three stories was set at 38% of market value. The assessor’s determination of value is multiplied by the assessment ratio to yield a property’s assessed value. The state of Illinois also applies an equalization rate that changes

HVS International, San Francisco, California	Assessed Value and Taxes 28

each year; the effective tax rate is equal to the tax rate multiplied by the equalization factor, and is expressed as the tax per $100 of assessed value. The following table sets forth the historical tax rates, equalization factors, and effective tax rates for the subject property’s jurisdiction.

Historical Tax Rates

Year	Tax Rate	Equalization Factor	Tax Rate	% Change

1990	9.964%	1.9946%	19.8742	—
1991	9.474	2.0523	19.4435	(2.2)
1992	9.659	2.0897	20.1844	3.8
1993	9.590	2.1407	20.5293	1.7
1994	9.422	2.1135	19.9134	(3.0)
1995	9.365	2.1243	19.8941	(0.1)
1996	9.453	2.1517	20.3400	2.2%
1997	8.843	2.1489	19.0027	(6.6)%

Average Annual Compounded Percent Change 1990-97				(0.6)%

Effective tax rates in the subject property’s taxing jurisdictions have fluctuated. Our projection of the subject property’s tax burden is primarily based on estimated increases in the assessed value and the underlying monetary inflation rate.

Projection of Property Taxes

Taxes are levied on the basis of calendar years, but are not payable until the following calendar year. Thus, the subject property paid taxes in 1998 that were based on its 1997 assessment. For accounting purposes, however, The Westin’s reported tax expense is based on an estimate of the year’s actual tax burden (which is not known until the following year when it is payable). Our forecast of The Westin’s tax burden for 1999 is based on estimated increases in the property’s assessed value and the 1998 effective tax rate; these calculations yield a projected tax burden of $3,490,000 in 1998. In subsequent projection periods, property taxes are expected to rise by 3.0% annually, in tandem with the assumed underlying inflation rate.

HVS International, San Francisco, California	Assessed Value and Taxes 29

As a check on our projections of the subject property’s tax burden, we have compared the subject property’s assessed value with that of comparable hotels in Chicago’s downtown. The following table presents the assessed values of three hotels relative to the number of rooms in their guestroom inventories.

Assessed Values of Hotels in Chicago

	Sheraton Hotel	Fairmont Hotel	Radisson Hotel &	Subject
	Chicago, IL	Chicago, IL	Chicago, IL	Property

Total Assessed Value	$27,679,957	$17,092,400	$5,586,000	$15,747,200
Number of Rooms	1,204	692	341	751

Assessed Value of Improvements/Room	$22,990	$24,700	$16,381	$20,968

The assessed value of the comparable hotels in Chicago ranges from roundly $16,000 per room to $25,000 per room. The subject property’s assessed value per room is within the range of the comparable Chicago hotels.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 30

7.     Market Area and Neighborhood Analysis

The economic vitality of the market surrounding the subject property is an important consideration in forecasting lodging demand and income potential. Economic and demographic trends that reflect the amount of visitation provide a basis from which to project hostelry demand. The purpose of the market area analysis is to review available economic and demographic data to determine whether the local market will undergo economic growth, stability, or decline. In addition to predicting the direction of the economy, the rate of change must be quantified. These trends are then correlated based on their propensity to reflect variations in lodging demand with the objective of forecasting the amount of growth or decline in transient visitation by individual market segment (e.g., commercial, group meeting, and leisure).

Market Area Overview

Cook is one of the nine counties that constitute the Metropolitan Statistical Area (MSA); the remaining eight counties are DeKalb, DuPage, Grundy, Kane, Kendall, Lake, McHenry, and Will. Cook County, which encompasses the city of Chicago, comprises almost 75% of the metropolitan area’s population.

Located in the northeastern portion of Illinois, at the base of Lake Michigan, Chicago is the third most populous city in the United States, behind New York and Los Angeles. As the headquarters of the nation’s two largest food processors (Beatrice and Kraft), two major commodities and futures exchanges (the Board of Trade and the Chicago Mercantile), and a multitude of domestic and international financing institutions, Chicago is considered to be the financial and industrial center of the Midwest, and second only to New York in the United States. Together, the Chicago exchanges account for more than 75% of commodities traded worldwide. Chicago is the nation’s leader in stock options trading, currency futures, and interest rate futures, and ranks second in precious metals trading.

Illustration: Regional Map

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 31

Because of its strategic location and extensive network of interstate highways, railroads, and commercial flight paths, Chicago has long been one of the major transportation hubs of the nation. The Chicago area ships a greater tonnage of manufactured goods by rail than any other production center in the nation. Passenger activity at Chicago’s O’Hare International Airport totaled more than 72 million in 1998, making it the world’s busiest passenger airport. The O’Hare Airport carries more freight and mail than any other facility in the country, and the value of its import and export shipments exceeds that of any other inland facility in the nation.

Chicago is the headquarters location of numerous multi-billion-dollar companies. Seventy-eight of the Fortune 1,000 industrial and services companies maintain corporate headquarters in the metropolitan area. The city is a center of education and research, boasting 12 major colleges and universities.

Demographic and Economic Review

The following demographic and economic review sets forth population, per-capita income, and retail sales for Cook County, the Chicago MSA, the state of Illinois, and the United States as a whole from 1980 through 2000. While not directly correlated with hotel room night demand, population and retail sales serve as a general measure of a market’s health. The per-capita income reflects the economic well-being of the populace.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 32

Demographic and Economic Review

					Average Annual % Change

	1980	1990	1997	2000	1980-90	1990-97	1997-00

Resident Population (Thousands)
Cook County	5,246.5	5,104.7	5,096.5	5,093.0	-0.3%	-0.0%	-0.0%
Chicago, IL MSA	7,245.8	7,424.6	7,766.9	7,861.4	0.2%	0.6%	0.4%
State of Illinois	11,435.4	11,446.8	11,891.7	12,018.0	0.0%	0.5%	0.4%
United States	227,225.6	240,133.9	257,804.6	265,225.5	0.6%	1.0%	1.0%
Per Capita Personal Income*
Cook County	$20,140.0	$23,246.0	$26,076.0	$27,007.0	1.4%	1.7%	1.2%
Chicago, IL MSA	20,422.0	24,294.0	27,056.0	28,155.0	1.8%	1.6%	1.3%
State of Illinois	18,792.0	22,059.0	24,399.0	25,386.0	1.6%	1.5%	1.3%
United States	16,994.0	19,112.0	20,283.0	21,443.0	1.2%	0.9%	1.9%
W&P Wealth Index
Cook County	114.7	111.7	115.4	115.1
Chicago, IL MSA	117.3	117.3	120.6	120.9
State of Illinois	109.2	107.4	109.6	109.8
United States	100.0	100.0	100.0	100.0
Total Retail Sales (Millions)*
Cook County	$37,477.3	$38,733.0	$41,590.6	$41,705.4	0.3%	1.0%	0.1%
Chicago, IL MSA	53,514.1	59,752.3	66,934.9	68,058.2	1.1%	1.6%	0.6%
State of Illinois	81,296.5	87,111.9	97,127.0	98,611.6	0.7%	1.6%	0.5%
United States	1,636,425.6	1,859,759.1	1,984,283.0	2,143,737.6	1.3%	0.9%	2.6%

*	Inflation Adjusted

Source: Woods & Poole Economics, Washington, DC

The population of Cook County declined slightly between 1980 and 1990 due to the relocation of major corporations from downtown Chicago to the surrounding suburbs. Population again decreased marginally from 1990 to 1997 as displaced manufacturing employees sought opportunities in other parts of the country. Through 2000, Cook County’s population is forecasted to continue the downward trend as businesses continue the shift from expensive downtown office space to less expensive office space in the surrounding suburbs.

Per-capita personal income and the W&P Wealth Index data presented in the preceding chart indicate that Cook County is significantly more affluent than the state and the nation. The Chicago MSA historically achieved an even higher wealth index than the county. Both the county

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 33

and the MSA have achieved growth rates in personal income since 1980 that are generally above those of the state and the nation. Through 2000, personal income growth is projected to increase; however, it is expected to be outpaced by national income growth.

Total county and MSA retail sales have experienced real annual growth since 1980. While underperforming the state, retail sales growth in the county and the MSA has been above that of the nation. Though slightly moderated from historical levels, continued growth in total retail sales of the subject market area is projected through 2000.

Workforce Characteristics

The characteristics of an area’s workforce provide an indication of the type and amount of transient visitation likely to be generated by local businesses. Sectors such as finance, insurance, and real estate (FIRE), wholesale trade, and services produce a considerable number of visitors who are not particularly rate sensitive. The government sector often generates transient room nights, but per-diem reimbursement allowances often limit the accommodations selection to budget and mid-priced lodging facilities. Contributions from manufacturing, construction, and transportation, communications, and public utilities (TCPU) employers can also be important, depending upon the company type. The following table sets forth Cook County’s workforce distribution by business sector in 1980, 1990, and 1997, as well as a forecast for 2000.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 34

Historical and Projected Employment - Cook County (000s)

		Percent		Percent		Percent
Industry	1980	of Total	1990	of Total	1997	of Total

Farm	1.2	0.0%	0.7	0.0%	0.5	0.0%
Agriculture	6.6	0.2	11.8	0.4	14.5	0.5
Mining	5.7	0.2	4.2	0.1	3.5	0.1
Construction	105.3	3.6	125.5	4.0	115.6	3.6
Manufacturing	645.8	22.1	476.3	15.1	431.9	13.5
T.C.P.U.	170.1	5.8	191.3	6.1	198.3	6.2
Total Trade	659.5	22.6	677.8	21.5	641.6	20.1
Wholesale Trade	223.5	7.7	214.9	6.8	177.1	5.6
Retail Trade	436.0	14.9	462.9	14.7	464.5	14.6
F.I.R.E.	279.4	9.6	358.5	11.4	338.8	10.6
Services	683.2	23.4	936.4	29.8	1,074.3	33.7
Total Government	361.2	12.4	363.4	11.6	370.0	11.6
Federal Civilian Govt.	57.2	2.0	61.4	2.0	52.4	1.6
Federal Military Govt.	14.6	0.5	20.3	0.6	12.7	0.4
State & Local Govt.	289.4	9.9	281.6	9.0	304.9	9.6

TOTAL	2,918.1	100.0%	3,146.0	100.0%	3,189.1	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Average Annual Compounded
			Percent Change
		Percent
Industry	2000	of Total	1980-97	1990-97	1997-00

Farm	0.5	0.0%	(4.7)%	(3.3)%	(2.5)%
Agriculture	14.7	0.5	4.7	3.0	0.4
Mining	3.5	0.1	(2.9)	(2.9)	0.1
Construction	114.8	3.6	0.5	(1.2)	(0.2)
Manufacturing	419.1	13.1	(2.3)	(1.4)	(1.0)
T.C.P.U.	197.3	6.2	0.9	0.5	(0.2)
Total Trade	627.0	19.6	(0.2)	(0.8)	(0.8)
Wholesale Trade	168.8	5.3	(1.4)	(2.7)	(1.6)
Retail Trade	458.2	14.3	0.4	0.0	(0.5)
F.I.R.E.	344.2	10.7	1.1	(0.8)	0.5
Services	1,108.7	34.6	2.7	2.0	1.1
Total Government	375.9	11.7	0.1	0.3	0.5
Federal Civilian Govt.	51.8	1.6	(0.5)	(2.3)	(0.3)
Federal Military Govt.	12.7	0.4	(0.8)	(6.4)	(0.0)
State & Local Govt.	311.4	9.7	0.3	1.1	0.7

TOTAL	3,205.7	100.0%	0.5%	0.2%	0.2%

Source: Woods & Poole Economics, Inc.

Total employment in Cook County increased at an average annual rate of 0.5% between 1980 and 1997. Due to the effects of the national economic recession in the early 1990s and a recovery in 1997, total employment in the subject market area increased at a compounded average rate between 1990 and 1997. Employment projections for Cook County suggest that growth will remain stable at 0.2%, due primarily to positive growth in agriculture services, the finance, insurance, and a lower level of decline in government industries.

Between 1980 and 1997, the services sector replaced most of the jobs lost in the manufacturing sector. As a result, the services sector increased from 23.4% of total employment in 1980 to 33.7% of total employment in 1997, and is by far the largest segment of the economy. Manufacturing, on the other hand, declined from 22.1% to 13.5% of total employment during the same period. Although future growth in services is anticipated to be more moderate than historical growth trends, the projected annual growth rate of 1.1% from 1997 to 2000 is a still a strong rate that bodes well for future hotel demand.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 35

Providing additional context for understanding the nature of the regional economy, the following chart presents a list of the major employers in the Chicago area.

Major Employers in the Chicago Area

Number of
Firm	Employees

U.S. Government	73,506
Chicago Public Schools	43,605
City of Chicago	41,312
Cook County	16,809
Sears Roebuck	26,073
Jewel Food Stores	24,386
Motorola, Inc.	23,000
State of Illinois	22,563
Ameritech Corp.	18,356
Dominick’s Finer Foods	18,000
Advocate Health Care	17,607
United Airlines	16,555
Abbott Laboratories	15,300
AT&T Corp.	15,000
First Chicago NBD Corp.	14,910
Commonwealth Edison Co.	13,042
Chicago Transit Authority	12,677
University of Illinois at Chicago	11,780
American Airlines	11,609
Walgreen Co.	11,100
Anderson Worldwide	8,286
Rush-Presbyterian St. Luke’s Medical Center	8,126
Montgomery Ward & Co.	8,104
Loyola University of Chicago	7,500
Allstate Corp.	7,200

Source: Chicago Economic Development Commission

Due to its central location and healthy economics, Chicago is a highly desirable place for firms to relocate; more than 30 Fortune 500 companies are headquartered in the Chicago area.

Unemployment Statistics

The following table presents historical average unemployment rates for the Chicago MSA, versus those of the state of Illinois and the nation, from 1990 to 1997.

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Unemployment Statistics

Year	Chicago MSA	Illinois	United States

1990	6.0%	6.2%	5.5%
1991	7.0	7.2	6.7
1992	7.4	7.6	7.4
1993	7.3	7.5	6.8
1994	5.6	5.7	6.1
1995	5.1	5.2	5.6
1996	5.0	5.3	5.4
1997	4.2	4.5	5.0

Source: Bureau of Labor Statistics

Historically, the Chicago MSA has had a lower unemployment rate than the state of Illinois but higher than that of the United States. As indicated in the above data, the national economic recession of 1990-92 resulted in an increase in the unemployment rate to a peak of 7.4% in 1992. Due to strong job creation led by the technology and services sectors, the Chicago MSA has had a lower unemployment rate than both the state and the nation since 1994.

Office Space Statistics

Chicago is the primary metropolitan area in Cook County, and the county remains the dominant commercial core of the MSA in terms of the concentration of office space and major employers.

Chicago’s office market is the third largest in North America and Europe, after New York City and Los Angeles. More than $10 billion in construction has been completed in Chicago’s Central Business District since 1979. This concentration is equivalent to approximately one-third of all office space built in the last century. Office space statistics for Chicago area submarkets between 1997 to 1998 are presented as follows.

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Office Space Statistics - Chicago Area

			Vacancy Rate			Net Absorption
	Number of
Submarket	Buildings	Square Feet	1997	Mid-1998	1998	1997	Mid-1998	1998

West Loop	46	25,440,000	10.6%	7.4%	12.2%	64,047	829,000	1,147,562
Central Loop	96	44,480,000	12.9	10.8	16.8	1,557,393	948,000	62,186
East Loop	58	21,259,000	19.9	17.8	19.1	(181,019)	364,000	145,851
N. Michigan Avenue	44	12,869,000	13.9	8.9	15.7	300,204	594,000	213,884
River North	40	2,746,000	7.8	6.8	14.3	65,062	25,000	162,533

Totals	284	106,794,000	13.8%	11.1%	15.6%	1,805,687	2,760,000	1,732,016

Source: CB Commercial

Due to its large inventory of office space, Chicago has historically had relatively high vacancy rates. In the late 1980s and early 1990s, demand for suburban office space increased as a result of out-migration by downtown firms to outlying areas. However, as with most major cities, a revitalized urban downtown core has recently regained favor. Overall, the downtown office market posted a 1998 vacancy rate of 15.6%, compared with the peak in the low-20% range in the early 1990s. The availability and competitive pricing of Class A downtown office space provide an opportunity for growing firms, as well as new and relocating companies, to operate in one of the nation’s most active business centers.

Convention Activity

Downtown Chicago’s central location attracts millions of attendees and exhibitors to some of the nation’s largest and best convention and trade show facilities each year, providing a significant portion of the area demand for overnight accommodations. The city is host to more conventions, trade shows, and corporate meetings than any other city in the world.

The success of Chicago as a major convention destination is a result of many factors. The city’s central United States location is a logical choice for major organizations and trade show exhibitors. Moreover, as Chicago receives more direct flights than any other city in the United States, air travel to the area is simplified. Lastly, Chicago is armed with a large and diverse range of meeting and hotel facilities that can accommodate medium- to the largest-sized group events.

McCormick Place is the largest exhibition and meeting facility in North America. The complex offers over 1.6 million square feet of exposition space, plus 52 meeting rooms, four theaters, and five banquet rooms. The completion of the $987-million McCormick Place expansion in early 1997

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 38

brought an additional 870,000 square feet of exhibition space and 170,000 square feet of meeting space.

The renovation of Chicago’s historic Navy Pier (which had its grand opening in the summer of 1996) has proven to be a huge success. Chicago’s world-class landmark was restored and expanded as a year-round tourist attraction and convention center for exhibitions, meetings, and special events and features 170,000 square feet of exhibit space and 48,000 square feet of meeting space. In addition to McCormick Place and Navy Pier, Chicago also offers secondary venues such as the Merchandise Mart and the O’Hare Exposition Center. The following table presents the total meeting square footage of various Chicago area convention venues.

Chicago Convention Venues

Venue	Meeting Space (in Sq. Ft.)

McCormick Place	2,200,000
Navy Pier	170,000
Merchandise Mart	65,000

The following table presents statistics provided by the Chicago Convention and Tourism Bureau relating to the total number of conventions, trade shows, and meetings held with total attendance from 1990 to 1997, with the estimate for 1998 and projections for 1999.

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Chicago Convention Statistics

	1990	1991	1992	1993	1994

Conventions
Number of	1,102	1,105	1,055	1,224	1,377
Attendance	510,869	333,407	470,768	567,493	712,472
Trade Shows
Number of	136	205	192	180	165
Attendance	1,787,160	2,092,600	1,998,250	1,952,550	1,961,799
Corporate Meetings
Number of	27,108	28,288	28,835	34,317	35,993
Attendance	893,089	931,853	951,566	1,132,457	1,187,769
Total Events
Number of	28,346	29,598	30,082	35,721	37,535
Percent Change	—	4.4%	1.6%	18.7%	5.1%
Attendance	3,191,118	3,357,860	3,420,584	3,652,500	3,862,040
Percent Change	—	5.2%	1.9%	6.8%	5.7%

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Estimated	Projected
	1995	1996	1997	1998	1999

Conventions
Number of	1,205	1,135	1,150	1,431	1,465
Attendance	853,466	874,712	930,000	1,012,920	1,037,760
Trade Shows
Number of	153	140	135	156	160
Attendance	2,006,604	2,122,422	2,130,000	2,290,080	2,346,240
Corporate Meetings
Number of	37,499	37,787	43,000	33,364	34,182
Attendance	1,237,525	1,246,987	1,500,000	1,101,000	1,128,000
Total Events
Number of	38,857	39,062	44,285	34,951	35,807
Percent Change	3.5%	0.5%	13.4%	—	2.4%
Attendance	4,097,595	4,244,121	4,560,000	4,404,000	4,512,000
Percent Change	6.1%	3.6%	7.4%	—	2.4%

Annual Compounded Percent Change, 1990 - 1997:
Number of Events	5.5%
Attendance	4.9%

Source: Chicago Convention and Tourism Bureau

Despite the adverse affects of the recession during the early 1990s, the total number of events held and attendance in Chicago have consistently increased since 1990. In 1996,the number of total events held increased only slightly as the result of displacement from the Democratic National Convention, which was held in August. According to local hoteliers, the convention center has strong bookings for 2000 and 2002, while 1999 and 2001 will be slower convention years.

Airport Traffic

Airport passenger counts are important indicators of lodging demand. Depending on the type of service provided by a particular airfield, a sizable percentage of arriving passengers may require hotel accommodations.

Two main airports serving the greater Chicago metropolitan area are the Chicago/O’Hare International Airport, which is located 10 miles west of downtown Chicago, and the Chicago/Midway Airport, which is located 15 miles southwest of downtown. With these two airports, the subject market is served by more than 50 major domestic and international carriers that offer non-stop service to the business centers of Europe and Asia.

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Trends showing changes in passenger counts also reflect local business activity and the overall economic health of the area.

O’Hare and Midway International Airport Statistics

	O’Hare International Airport				Midway International Airport

Year	Domestic	International	Total		Domestic	International	Total

1992	59,218,188	5,223,899	64,442,087	—	4,620,889	3,335	4,624,224	—
1993	59,191,702	5,899,466	65,091,168	1.0%	6,757,274	4,819	6,762,093	46.2%
1994	60,293,999	6,174,270	66,468,269	2.1	9,543,308	18,675	9,561,983	41.4
1995	60,462,218	6,791,140	67,253,358	1.2	9,891,207	31,009	9,922,216	3.8
1996	61,935,067	7,218,481	69,153,548	2.8	9,797,038	15,821	9,812,859	(1.1)
1997	62,924,653	7,326,489	70,251,142	1.6	9,946,386	3,564	9,949,950	1.4
1998	63,614,152	8,871,066	72,485,218	3.2	11,418,96	32,966	11,451,935	15.1

Average Annual Compounded Percentage Change (1992-1998)				2.0%				16.3%

Source: Chicago Department of Aviation

The O’Hare International Airport is the world’s busiest airport in terms of passenger enplanements, and is ranked third among national airports in cargo tonnage enplaned. The O’Hare International Airport carries more freight and mail than any other facility in the country, and the value of its import and export shipments exceeds that of any other inland facility in the nation. According to the city of Chicago’s Department of Aviation, there were roundly 72,485,000 passenger arrivals and departures at O’Hare in 1998, representing an increase of 3.2% over the passenger count registered in 1997.

Alternately, the Midway Airport is served by 16 commercial airlines and handles more corporate jet aircraft than the O’Hare International Airport. According to airport officials, approximately $100 million has been invested in recent years for parking, terminal, and airfield improvements. The facility is located approximately 10 miles southwest of the subject site. In recent years, Southwest Airlines has become the dominant carrier at Midway, and the addition of new discount airlines such as American Trans Air has increased Midway’s commercial traffic.

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Leisure Attractions

The following description of the area’s leisure attractions reflects the variety of activities that draw leisure travelers to the Chicago area either as a destination or as an interesting stopping point on a longer journey.

•	Chicago’s Magnificent Mile shopping district is considered one of the premier shopping areas in the nation, with upscale shops such as Saks Fifth Avenue, Marshall Fields, Tiffany and Company, Cartier, and Neiman Marcus, as well as mass-market retailers such as Banana Republic, Niketown, and Eddie Bauer. The Magnificent Mile is located along Michigan Avenue, which is one block west of the subject site.

•	Navy Pier is a major leisure attraction on Chicago’s lakefront. Since relocating there in October 1996, the Chicago Children’s Museum has tripled its attendance. Other attractions include a 440-seat Imax Theater, a six-story glass-enclosed atrium called the Crystal Gardens, an outdoor ice-skating rink, an indoor in-line skating rink, a Ferris wheel with enclosed seating, and regular performances by the Navy Pier Pops Orchestra. In addition, a TV production and editing studio, a 1,000-seat performing arts center, and a 400-seat children’s theater have all recently opened. As mentioned, Navy Pier also serves as a meeting destination which induces group demand to area hotels. Navy Pier is one and one-half miles northeast of the subject site.

•	Lincoln Park Zoo is a 35-acre zoo that is the nation’s oldest. The zoo is located within Lincoln Park, which fronts Lake Michigan and stretches nearly six miles.

•	The Art Institute of Chicago features post-World War II works by artists including Warhol, Picasso, and Hockney. Other attractions include the Field Museum, the Shedd Aquarium, the Adler Planetarium, and the Museum of Science and Industry.

•	Sears Tower Skydeck, which is 110 stories high, offers unrestricted views of the Chicago skyline and four neighboring states.

•	Chicago has professional basketball, baseball (two), and football teams, the Bulls, the Cubs and White Sox, and the Bears.

Lastly, sightseeing and tourist attractions include varied architectural landmarks and trips along the Chicago River.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 42

Neighborhood Analysis

The neighborhood surrounding a lodging facility often has an impact on a hotel’s status, image, class, style of operation, and sometimes its ability to attract and properly serve a particular market segment. The subject property’s neighborhood can affect its occupancy, average rate, food and beverage revenues, and overall profitability.

The subject site’s neighborhood can be geographically defined as the length of North Michigan Avenue between Oak Street to the north and the Chicago River to the south. This north-south corridor, known as the Magnificent Mile, is recognized as one of the nation’s premier retail areas. Department stores such as Marshall Fields, Bloomingdale’s, Neiman Marcus, and Lord & Taylor are located along this avenue, as well as national retailers such as Crate & Barrel, FAO Schwartz, Levi’s, Eddie Bauer, Niketown, North Face, Gap, and Sony. Smaller high-end boutique shops are located beyond the subject neighborhood to the northwest along Oak and Walton Streets.

Although the primary character of the neighborhood is retail oriented, the area also contains high-rise office buildings, upscale residential developments, restaurants, and full-service hotels within the mature, relatively densely developed commercial neighborhood.

Just north of the subject neighborhood is Chicago’s famous Gold Coast, an affluent residential neighborhood with an active nightlife and entertainment scene. To the east is Streeterville, one of the city’s wealthier neighborhoods, which contains Northwestern Memorial Hospital, Northwestern University’s city campus, and the Museum of Contemporary Art. Further east of Streeterville is Navy Pier. To the south of the subject neighborhood and just across the Chicago River is Illinois Center, a relatively new commercial district. Further south lies The Loop, Chicago’s Central Business District. To the west of the subject neighborhood is River North, which features the largest concentration of art galleries outside Manhattan. The area also contains the Merchandise Mart, the world’s largest home furnishings showroom. River North also features numerous comedy clubs, nightclubs, and restaurants.

Overall, the supportive nature of the development in the immediate and surrounding areas is considered appropriate for, and conducive to, the operation of a first-class transient lodging facility.

HVS International, San Francisco, California	Market Area and Neighborhood Analysis 43

Conclusion

Economic analysis of the subject property’s region alludes to continued positive growth, albeit at slowing rates of growth into the future. As will be detailed in the subsequent sections of this report, hotel demand in the subject’s competitive market has steadily increased in each year since 1990, a trend that is chiefly attributed to the revitalization of Chicago’s downtown and the strength of the Midwest’s economy. However, growth in demand is not likely to continue indefinitely, and has already begun to slow, due to financial turmoil abroad and its impact upon exports and manufacturing.

The “Supply and Demand Analysis’ section of this appraisal will relate the historical and projected growth trends reviewed herein to specific market segments based on their propensity to reflect changes in lodging demand. This analysis will provide a basis for forecasting changes in room night demand in the subject property’s market area.

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8.     Supply and Demand Analysis

In the economic principle of supply and demand, price varies directly, but not proportionately, with demand and inversely, but not proportionately, with supply. In the lodging industry, supply is measured by the number of guestrooms available and demand is measured by the number of guestrooms accommodated; the net effect of supply and demand is gauged by the occupancy rate. The balance of lodging supply and demand towards equilibrium results in a prevailing price, or the average rate.

Regional Supply and Demand Overview

Supply and demand data for the subject property’s competitive market, which represents the primary and secondary competitive properties, was compiled by Smith Travel Research (STR). STR is an independent research firm which compiles data on the lodging industry. We find that STR data are generally relied upon by typical hotel buyers. Information since 1992 is presented in the following table.

Subject Property’s Competitive Hotel Market Trends

					% Change from Previous Year

		%	Average	%			Room
Year	Occupancy	Change	Rate	Change	Supply	Demand	Sales

1992	63.9%	—	$110.23	—	—	—	—
1993	67.8	6.1%	113.31	2.8%	1.5%	7.7%	10.7%
1994	70.4	3.8	117.69	3.9	0.0	3.9	7.9
1995	71.6	1.7	123.36	4.8	0.0	1.8	6.7
1996	74.9	4.6	137.44	11.4	0.0	4.5	16.5
1997	76.1	1.6	149.64	8.9	0.0	1.6	10.6
1998	75.6	(0.7)	162.49	8.6	3.6	2.9	11.7

Source: Smith Travel Research

In reviewing the data compiled by STR, it is important to note some of the inherent limitations. We have found that since hotels are occasionally dropped in and out of the sample and since not every property reports

HVS International, San Francisco, California	Supply and Demand Analysis 45

data in a totally consistent and timely manner, the overall quality of this information may be affected. These variables can sometimes skew the data for a particular market. However, we find that STR data are generally relied upon by typical hotel buyers, and these data will therefore be considered in this study.

The marketwide occupancy increased steadily from 63.9% in 1992, when the nation was still experiencing the impact of the economic recession, to a peak of 76.1% in 1997. Occupancy decreased slightly to 75.6% in 1998 as supply additions outpaced the growth in demand. The marketwide average rate increased by an average annual compounded rate of 6.7% from 1992 to 1998, with strong growth rates in 1996, 1997, and 1998 of 11.4%, 8.9%, and 8.6%, respectively. The decline in market occupancy is attributed to the opening of several new properties, most notably the 800-unit Hyatt Regency McCormick Place. Nevertheless, average rate was strong in 1998, a result of strong group demand, increasing tourism from domestic and foreign sources, and strong commercial activity.

With demand levels strong and the marketwide occupancy rate in the mid-70% range, areawide hotels have remained aggressive in pursuing gains in average rate. This growth pattern is expected to continue, albeit at a slower rate.

SUPPLY ANALYSIS

An integral component of the supply and demand relationship is the current and anticipated supply of competitive lodging facilities. Currently, the city of Chicago contains over 62 hotels featuring more than 27,000 hotel rooms in the downtown area. The area south of the Chicago River has over 20 hotels, and the North Michigan Avenue area offers over 42 hotels.

Based on our evaluation of the market orientation, chain affiliation, location, facilities, and amenities of the area’s hotels, we have identified five first-class full-service hotels that compete directly with the subject property. The competitive properties are all located along or nearby the Magnificent Mile corridor, an area characterized by upscale retail development, class A and B office buildings, and restaurants.

Including the 751-unit subject property, the 1998 primarily competitive supply equaled 4,141 guestrooms in six lodging facilities. In addition, the subject property also competes to a limited degree with other full-service hotels throughout Chicago. Although the facilities, rate structures, or market orientations of these hotels prevent their inclusion among the

HVS International, San Francisco, California	Supply and Demand Analysis 46

primarily competitive supply, they do compete with the subject property to some extent. The room count of each secondary competitor has been weighted to reflect the degree to which it will compete with the subject property; the aggregate weighted room count of the secondary competitors was 2,586 in 1998. The weighted competitive set totaled 6,727 rooms in 1998.

The following chart describes the characteristics pertinent to the subject property and each of its competitors for 1996, 1997, and 1998. The data were compiled through interviews and a review of our in-house store of operating data. In the following chart, the 1998 occupancy and yield penetration factors are calculated for each hotel. These penetration factors are calculated by dividing the subject property’s occupancy and RevPAR results by those of the market. (RevPAR is the product of occupancy and average rate and is therefore a measure of “yield.”)

COMPETITIVE REVIEW —  PRIMARY COMPETITORS

					Estimated 1998 Market Segmentation
	Year	No. of	Meeting	Meeting
Property/Location	Opened	Rooms	Space	Space/Rm	Com’l	Grp Mtg	Leisure	Contract

The Westin Hotel 909 N. Michigan Ave.	1963/72	751	30,045	40.0	21%	49%	21%	9%
Chicago Marriott 540 N. Michigan Ave.	1978	1,172	58,800	50.2	30	55	15	0
Drake Hotel 140 E. Walton Pl.	1920	535	27,700	51.8	40	35	25	0
Hotel Inter-Continental 605 N. Michigan Ave.	1929/90	842	44,142	52.4	40	50	10	0
Radisson Hotel & Suites 160 E. Huron St.	1973	341	18,000	52.8	35	35	25	5
Holiday Inn - Chicago City Center 300 E. Ohio St.	1976	500	16,011	32.0	30	45	20	5

Subtotal/Average		4,141	194,698	47.0	32%	48%	18%	3%
Secondary Competition		2,586			29%	54%	13%	5%
Total/Average		6,727			31%	50%	16%	3%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Estimated 1996			Estimated 1997

		Average			Average
Property/Location	Occ.	Rate	RevPAR	Occ.	Rate	RevPAR

The Westin Hotel 909 N. Michigan Ave.	69.7%	$129.31	$90.13	72.3%	$141.88	$102.58
Chicago Marriott 540 N. Michigan Ave.	80.0	143.00	114.40	81.0	158.00	127.98
Drake Hotel 140 E. Walton Pl.	71.2	170.00	121.04	70.0	185.00	129.50
Hotel Inter-Continental 605 N. Michigan Ave.	79.0	148.00	116.92	79.0	150.00	118.50
Radisson Hotel & Suites 160 E. Huron St.	72.0	128.00	92.16	73.0	135.00	98.55
Holiday Inn - Chicago City Center 300 E. Ohio St.	74.0	120.00	88.80	76.0	130.00	98.80

Subtotal/Average	75.4%	$141.19	$106.49	76.3%	$151.60	$115.73
Secondary Competition	76.5%	$135.47	$103.59	75.2%	$148.44	$111.69
Total/Average	75.8%	$139.01	$105.40	75.9%	$150.41	$114.21

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Estimated 1998

		Average		Occupancy	Yield
Property/Location	Occ.	Rate	RevPAR	Penetration	Penetration

The Westin Hotel 909 N. Michigan Ave.	71.3%	$159.11	$113.45	93.6%	93.1%
Chicago Marriott 540 N. Michigan Ave.	79.0	166.00	131.14	103.8	107.6
Drake Hotel 140 E. Walton Pl.	70.0	192.00	134.40	91.9	110.3
Hotel Inter-Continental 605 N. Michigan Ave.	82.0	155.00	127.10	107.7	104.3
Radisson Hotel & Suites 160 E. Huron St.	79.0	146.00	115.34	103.8	94.7
Holiday Inn - Chicago City Center 300 E. Ohio St.	75.0	137.00	102.75	98.5	84.3

Subtotal/Average	76.6%	$160.38	$122.80	100.6%	100.8%
Secondary Competition	75.4%	$159.50	$120.33	99.1%	98.7%
Total/Average	76.1%	$160.05	$121.86	100.0%	100.0%

COMPETITIVE REVIEW –  SECONDARY COMPETITORS

				Estimated 1998
				Market Segmentation
	Actual Rm	Percentage	Weighted
Property	Count	Competitive	Rm. Count	Com’l	Grp Mtg	Leisure	Contract

Swissotel	630	50%	315	45%	40%	10%	5%
Hyatt Regency Chicago	2,019	50	1,010	15	65	10	10
Westin River North	425	50	213	45	40	15	0
Renaissance	535	50	268	35	50	15	0
Omni Suites	347	25	87	65	25	10	0
Doubletree Guest Suites	345	25	86	60	10	30	0
Embassy Suites	358	25	90	50	35	15	0
Sheraton Chicago Hotel & Towers	1,204	10	120	17	74	9	0
Chicago Hilton & Towers	1,543	10	154	15	65	20	0
Palmer House Hilton	1,640	10	164	35	50	15	0
Hyatt Regency McCormick Place	800	10	80	10	80	10	0

Total/Average	9,846		2,586	29%	54%	13%	5%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Estimated 1996			Estimated 1997			Estimated 1998

		Average			Average			Average
Property	Occ.	Rate	RevPAR	Occ.	Rate	RevPAR	Occ.	Rate	RevPAR

Swissotel	73.0%	$142.00	$103.66	73.0%	$147.00	$107.31	76.0%	$158.00	$120.08
Hyatt Regency Chicago	78.0	123.00	95.94	77.0	135.00	103.95	77.0	144.00	110.88
Westin River North	77.0	140.00	107.80	66.0	168.00	110.88	68.0	185.00	125.80
Renaissance	76.0	151.00	114.76	73.0	175.00	127.75	73.0	191.00	139.43
Omni Suites	77.0	169.00	130.13	78.0	177.00	138.06	78.0	192.00	149.76
Doubletree Guest Suites	70.0	140.00	98.00	74.0	154.00	113.96	73.0	173.00	126.29
Embassy Suites	80.0	159.00	127.20	80.0	169.00	135.20	83.0	178.00	147.74
Sheraton Chicago Hotel & Towers	76.0	127.00	96.52	76.0	134.00	101.84	76.0	150.00	114.00
Chicago Hilton & Towers	80.0	143.00	114.40	81.0	158.00	127.98	81.0	163.00	132.03
Palmer House Hilton	72.0	136.00	97.92	75.0	142.00	106.50	75.0	149.00	111.75
Hyatt Regency McCormick Place	—	—	—	—	—	—	49.0	153.00	74.97

Total/Average	76.5%	$135.47	$103.59	75.2%	$148.44	$111.69	75.4%	$159.50	$120.33

Illustration: Competition Map

Competitive Review - Secondary Competitors

HVS International, San Francisco, California	Supply and Demand Analysis 48

The subject property is a premier first-class urban hotel; as such, its most direct competitors are nationally recognized, full-service hotels. These high-rise urban hotels range in date of construction from the 1920s to the 1970s. As will be detailed further, a number of these properties have recently completed or are scheduled to undergo extensive renovation programs.

The competitive market recorded an overall occupancy rate of 76.1% in 1998, up from the 75.9% attained in 1997, while average rate increased from roughly $150 to $160. The improvement in these variables is attributed to the healthy economic conditions in Chicago and the Midwest.

Among the primary competitive set, the Chicago Marriott is The Westin’s most direct competitor. The Marriott’s central Michigan Avenue location, strong reservation system, and recognized brand presence result in its superlative occupancy and yield penetration levels. The Drake Hotel leads the market in yield penetration as a result of its significantly higher average rate. The Drake commands the highest rate among the competitive set due to its higher ratio of suite units (55 out of 535), as well as its historic charm and spectacular views of Lake Michigan.

Primary Competitors

As for the competition, each primary competitor was inspected and evaluated. Descriptions of our findings are summarized on the following pages.

HVS International, San Francisco, California	Supply and Demand Analysis 50

Historical Operating Performance

				Occupancy	Yield
Year	Occupancy	Average Rate	RevPAR	Penetration	Penetration

1996	80.0%	$143.00	$114.40	105.5%	108.5%
1997	81.0	158.00	127.98	106.7	112.1
1998	79.0	166.00	131.14	103.8	107.6

This high-rise, 1,172-room, full-service hotel is centrally located on Michigan Avenue, on the city block bounded by Ohio and Grand Streets between Rush Street and Michigan Avenue, approximately nine blocks or one-half of a mile south of the subject property.

In addition to guestrooms, the hotel is equipped with 58,800 square feet of meeting space, the largest complement among the competitive set. Moreover, the meeting facilities contain two large-capacity ballrooms. The hotel also features a concierge level, three restaurants, three lounges, an indoor swimming pool, two basketball courts, and a health club. The hotel recently completed a renovation of the meeting space during the first quarter of 1997.

The institutional feel of the hotel is amplified by the large scale of the building and its style of construction, which dates back to 1978. John Buck Company, the hotel’s owners, addressed this issue with a major $12-million renovation program which was completed in June 1998. The renovation added executive conference rooms, re-designed the main entrance on Rush Street, and entailed a complete lobby renovation and a new facade over the nine-story section of the hotel facing Michigan Avenue and Ohio Streets.

This renovation program occurred in conjunction with a larger retail and entertainment project known as North Bridge. The North Bridge development encompasses a six-square-block area just east of North Michigan Avenue and includes a 260,000-square-foot Nordstrom store, a 13-story luxury hotel (under construction), a recently completed 40,000-square-foot Virgin Entertainment Megastore, and a Disney Quest entertainment center.

Despite having the largest guestroom inventory among the competitive set, the Marriott’s occupancy penetration is among the highest in the market. This feat is attributable to a number of contributing factors. The Marriott benefits from a highly visible and central location, a commanding

HVS International, San Francisco, California	Supply and Demand Analysis 51

presence in the group meeting segment as a result of its large guestroom inventory and meeting space capable of supporting large-scale groups, and Marriott’s Honored Guest Awards program, which attracts a highly loyal base of commercial and leisure travelers. Consequently, despite its size, the Marriott managed a very strong occupancy and average rate in 1998. With the recently completed renovation program and the greater North Bridge project, the Marriott’s commanding position in the competitive market will only be strengthened.

HVS International, San Francisco, California	Supply and Demand Analysis 52

[GRAPHICS TO COME]

Drake Hotel	Location:	140 E. Walton Place
		Chicago, Illinois
	Number of Rooms:	535

Historical Operating Performance

				Occupancy	Yield
Year	Occupancy	Average Rate	RevPAR	Penetration	Penetration

1996	71.2%	$170.00	$121.04	93.9%	114.8%
1997	70.0	185.00	129.50	92.2	113.4
1998	70.0	192.00	134.40	91.9	110.3

The historic Drake Hotel originally opened in 1920, and went through several different owners until 1996, when it was acquired by Hilton International. The hotel occupies a highly visible site at the north end of Michigan Avenue, with spectacular views of Lake Michigan and the Gold Coast, just one block north of The Westin Hotel.

HVS International, San Francisco, California	Supply and Demand Analysis 53

The hotel features 535 guestrooms, including 55 suites, an executive club floor, four restaurants, 27,700 square feet of meeting space, a business center, an exercise room, valet parking, and retail shops.

The hotel exudes a historic charm and elegance throughout its lobby and restaurants; however, the public areas exhibit a degree of wear. The Drake’s softgoods and casegoods have been periodically refurbished, while the bathrooms are in good condition. The guestroom modules are comparable in size and furnishing to the subject property’s current guestrooms, but are inferior to the newly renovated units.

In terms of operational performance, the Drake Hotel led the market in terms of RevPAR in 1998, due to its market-leading average rates. As mentioned previously, the strong average rate at the Drake is attributed to its historic charm and scenic views, as no other primarily competitive property has comparable views of Lake Michigan.

HVS International, San Francisco, California	Supply and Demand Analysis 54

[GRAPHICS TO COME]

Hotel Inter-Continental	Location:	605 N. Michigan Ave.
		Chicago, Illinois
	Number of Rooms:	842

Historical Operating Performance

				Occupancy	Yield
Year	Occupancy	Average Rate	RevPAR	Penetration	Penetration

1996	79.0%	$148.00	$116.92	104.2%	110.9%
1997	79.0	150.00	118.50	104.0	103.8
1998	82.0	155.00	127.10	107.7	104.3

The Hotel Inter-Continental is located at the southeast quadrant of the intersection of Michigan Avenue and Grand Street at the southern end of the Magnificent Mile, approximately 10 blocks or one-half of a mile south of the subject property. Like The Westin and the Marriott, the Hotel Inter-Continental occupies a highly prominent location nearby numerous retail stores and restaurants.

HVS International, San Francisco, California	Supply and Demand Analysis 55

The hotel consists of two towers. The hotel’s historic south tower was originally constructed in 1929 as the Medinah Athletic Club; the contemporary north tower was added in 1990.

The hotel contains 842 units, including 40 suites. Guestrooms feature oversized desks and dual-line phones with voice mail. Guestroom baths contain a telephone, hair dryers, and terry cloth robes. The guestroom modules in the south tower are smaller than the subject property’s and are supplied by a two-pipe HVAC system. Overall, the furnishings of the south tower are comparable to those of the subject property, while those of the more modern north tower are considered to be superior. Nevertheless, the subject property’s proposed renovated units will be vastly superior to the Inter-Continental’s.

The hotel also contains four food and beverage outlets, approximately 44,100 square feet of meeting space, a business center, and a fitness center with an indoor swimming pool, saunas, aerobics, and exercise rooms.

Like the Marriott, the Hotel Inter-Continental benefits from a central location and sizable meeting facilities. As such, the Hotel Inter-Continental accommodates 50% of its total demand from the group meeting segment. The hotel’s operating performance has significantly improved in recent years as a result of improved marketing and some modest renovations on its south tower guestrooms. With the Inter-Continental brand joining the Bass family of hotels (Holiday Inn, Crowne Plaza), the Hotel Inter-Continental Chicago is expected to continue its strong performance in the market.

HVS International, San Francisco, California	Supply and Demand Analysis 56

[GRAPHICS TO COME]

Radisson Hotel & Suites	Location:	160 E. Huron Street
		Chicago, Illinois
	Number of Rooms:	341

HVS International, San Francisco, California	Supply and Demand Analysis 57

Historical Operating Performance

				Occupancy	Yield
Year	Occupancy	Average Rate	RevPAR	Penetration	Penetration

1996	72.0%	$128.00	$92.16	95.0%	87.4%
1997	73.0	135.00	98.55	96.1	86.3
1998	79.0	146.00	115.34	103.8	94.7

The Radisson Hotel & Suites is located in the northwest quadrant of the intersection of Huron and St. Clair Streets, approximately five blocks or one-quarter of a mile south of the subject property. The hotel is just east of Michigan Avenue and fronts Huron Street to the south. As a result, the hotel is not visible from roadways other than Huron Street, although other Chicago hotels have like weaknesses. Despite the locational challenges, the hotel benefits from its proximity to Blue Cross/Blue Shield and Northwestern University Memorial Hospital, as well as Northwestern University’s city campus.

The Radisson Hotel & Suites is a 40-story, mixed-use hotel and office tower, composed of a 341-unit hotel, including 94 suites, 93,000 square feet of office space, and a 170-space parking facility.

Built in 1973, the property underwent $11 million in renovations in 1995 and 1996, which included a major refurbishment of the exterior of the building, replacement of soft- and casegoods in hotel guestrooms and suites, a leased restaurant and lounge, banquet and meeting space, and a rooftop pool overlooking the city and Lake Michigan. The hotel also features 18,000 square feet of meeting space, including the recently completed RadiCenter 7, a 5,500-square-foot conference facility.

As a result of its mixed-use structure, the hotel suffers from a small, compact lobby. Furthermore, due to the configuration of the building, the layout of the guestroom corridors is irregular in shape, resulting in unusual guestroom configurations. The guestrooms are in very good condition following a renovation that was completed in 1996. Guestrooms feature dual-line phones and VCRs. The furnishings are superior to the subject property’s current guestrooms, but will be inferior to the newly renovated units.

Due to the Radisson’s small meeting space and its location, the group meeting segment accounted for only 35% of the property’s demand in 1998. Moreover, contract demand comprises 5% of the hotel’s demand. In 1998, the property achieved an above-market occupancy; however, its yield penetration was considerably weaker.

HVS International, San Francisco, California	Supply and Demand Analysis 58

[GRAPHICS TO COME]

Holiday Inn -	Location:	300 E. Ohio St.
Chicago City Center		Chicago, Illinois
	Number of Rooms:	500

Historical Operating Performance

				Occupancy	Yield
Year	Occupancy	Average Rate	RevPAR	Penetration	Penetration

1996	74.0%	$120.00	$88.80	97.6%	84.3%
1997	76.0	130.00	98.80	100.1	86.5
1998	75.0	137.00	102.75	98.5	84.3

The Holiday Inn is located at the northeast corner of Ohio Street and Fairbanks Avenue approximately eight blocks southeast of The Westin. Among the competitive set, the Holiday Inn is most distant from the Magnificent Mile, the primary demand generator for area hotels. Unlike the other competitive hotels, the immediate surrounding of the Holiday Inn is predominantly residential.

HVS International, San Francisco, California	Supply and Demand Analysis 59

However, the recent reopening of Navy Pier to the east eases the Holiday Inn’s challenging location.

Originally constructed in 1976, the high-rise 500-unit Holiday Inn features approximately 16,000 square feet of meeting space, a cafe, a sports bar, a bakery, and valet parking. Additionally, guests have access to the adjacent McClurg Court Sports Complex and Health Club, a full-service city athletic club.

The hotel’s lobby is expansive and attractively decorated following a recent renovation. Although the guestroom corridors were in good condition, the guestroom casegoods and softgoods appeared dated. Overall, the guestrooms were comparable in size and furnishings to those of the subject property, but will be inferior to the proposed renovated units.

As a result of its poor location, the Holiday Inn has consistently had the lowest RevPAR of the competitive set, with an average rate $23 below marketwide levels. This hotel will be most susceptible to the impact of new competition.

HVS International, San Francisco, California	Supply and Demand Analysis 60

Secondary Competitors

In addition to the primary competitors, the subject property also competes to a degree with other full-service hotels in the subject area. A total of 2,586 weighted guestrooms representing 11 full-service hotels constituted the secondary competition in 1998. These properties range from all-suite hotels (Omni Suites, Doubletree Guest Suites, and Embassy Suites) to large convention hotels (Hyatt Regency Chicago, Sheraton Chicago Hotel & Towers, Chicago Hilton & Towers, Palmer House Hilton, and Hyatt Regency McCormick Place) to first-class commercial and group hotels (Swissotel, Westin River North, and Renaissance) that compete indirectly with the subject property for group meeting and commercial business. Of the secondary hotels, six are located south of the Chicago River (Swissotel, Hyatt Regency Chicago, Renaissance, Chicago Hilton & Towers, Palmer House Hilton, and Hyatt Regency McCormick Place), in the area known as downtown or “The Loop.” These hotels are secondarily competitive to the subject property due to differences in their location, orientation, or facilities, and have been weighted based on these factors.

With a weighted total of 2,586 guestrooms, the secondary competitors were estimated to have attained a weighted annual occupancy of 75.4% and an average rate of roundly $160 in 1998.

Additions to Supply

It is important to consider any new hotels that may have an impact on the subject property’s operating performance. According to the city of Chicago, the hotel sector has been experiencing unprecedented growth recently, especially in the full-service market.

During 1998, six new hotels opened in Chicago’s central business district (CBD), equating to 2,207 new rooms. By 2000, eight new hotels are expected to add 2,132 new rooms. Developments proposed for the CBD beyond 2000 could add another 14 new hotels, containing roundly 5,400 rooms. According to area developer, planners, and lenders, it is unlikely that as much as 7,500 room will be added to the market over the next five years. For purposes of this appraisal, we have factored into our analysis only those projects considered to be directly or secondarily competitive with The Westin Hotel based on their projected number of units, location, market orientation, distance from the subject property, and projected opening date, as indicated in the following table. In addition, the weighted competitiveness factor that has been applied is also identified. This table is based on information compiled through discussions with planners in the city of Chicago, area brokers, and corporate representatives of various hotel chains.

Proposed Additions to Supply in the Downtown Chicago, Illinois Area

	Number			Distance from		Projected	Percentage	Weighted
Property	of Rooms	Location	Orientation	Subject Property	Status	Opening	Competitive	No. of Rms

Primarily Competitive:
Wyndham Chicago	418	633 N. St. Clair	Full-service	0.3 mi. S	Construction	04/01/99	100%	418
Crowne Plaza Allerton	443	N. Michigan & Superior	Full-service	0.2 mi. S	Construction	06/01/99	100	443
Secondarily Competitive:
Hotel Sofitel	420	Chestnut & Wabash Sts.	Upscale Full-service	0.2 mi. W	Approvals	10/01/01	50	210
McGraw Hill/Grand Bay	310	520 N. Michigan Avenue	Luxury Full-service	0.5 mi. S	Construction	07/01/00	25	78
Park Hyatt	203	801 N. Rush Street	Boutique Luxury	0.2 mi. SW	Construction	04/01/00	25	51
Radisson St. George	386	230 N. Michigan	Boutique Full-service	0.8 mi. S	Construction	04/01/00	25	97
Speculative or Non-Competitive:
Hilton Garden Inn	357	540 N. Wabash Street	Focused-service	0.5 mi. S	Construction	06/01/00	NC	NC
Homewood Suites	220	531 N. Wabash Street	Premium Extended-stay	0.5 mi. S	Construction	06/01/00	NC	NC
Holiday Inn and Suites	152	506 W. Harrison St.	Full-service	2.5 mi. S	Construction	01/01/00	NC	NC
Cashmere Hotel
(Reliance Building)	122	32 North State St.	Boutique Full-service	1.5 mi. S	Construction	01/01/00	NC	NC

Total	3,031							1,296

NC - Non-Competitive
SP - Speculative

HVS International, San Francisco, California	Supply and Demand Analysis 62

Our fieldwork, which included discussions with hotel operators, developers, and government officials, indicates that there are six potential additions to supply which we consider will be competitive with the subject property. Overall, we account for the addition of 1,296 weighted competitive rooms over the next few years. These additions account for an increase of 19.3% over the existing competitive market of 6,727 rooms. The following analysis details each of the new additions to supply that are considered to be competitive.

Primarily Competitive Additions to Supply

Wyndham Chicago

An office building at 633 North St. Clair Street is currently being converted to a Wyndham hotel. The 418-unit hotel is located just east of Michigan Avenue at the northeast corner of Ontario Street and North St. Clair, approximately seven blocks south of the subject property. The project is scheduled for completion by April 1999. We anticipate the Wyndham Chicago to be directly competitive with the subject property due to its brand affiliation and anticipated rate structure.

Crowne Plaza Allerton

The 443-room Allerton Hotel was purchased by the Bristol Hotel Company from the Allerton Hotel Partnership in January 1997. The total purchase price was $35,000,000; Bristol has committed to investing an additional $41,000,000 to upgrade the aged hotel, originally built in 1923. The completed hotel is expected to have 57 suites, a fitness center, a full-service restaurant and lounge/bar, as well as ± 11,000 square feet of meeting space. The renovated hotel is estimated for opening June 1999 as a Crowne Plaza hotel. The hotel will compete with the subject property based on its anticipated average rate structure and its brand affiliation. The hotel, which is located at 701 North Michigan Avenue, is anticipated to be 100% competitive with the subject property.

Secondarily Competitive Additions to Supply

Hotel Sofitel

The Hotel Sofitel is proposed for the intersection of Chestnut St. and Wabash, approximately three blocks west of the subject property. Reportedly, the land for the Hotel Sofitel has been purchased, and zoning approval is pending. Accor, the developer of the Hotel Sofitel, spent a reported $11,200,000 for a 25,000-square-foot parcel to develop the hotel. Thus, we believe this project is highly likely, with an opening date of October 2001. The Hotel Sofitel will be 50% competitive with the subject

HVS International, San Francisco, California	Supply and Demand Analysis 63

property due to its upper upscale orientation comparable to the Renaissance Hotel.

Grand Bay Hotel

The Grand Bay Hotel is being developed as part of the North Bridge Development by a joint venture between the John Buck Company of Chicago, its partner Morgan Stanley Real Estate Funds, and Wyndham International. Construction is underway at 520 North Michigan Avenue, at the site of the former McGraw Hill Building. The historic facade of the existing structure will be preserved and will front the newly developed hotel. This lodging facility will be part of a $450,000,000 mixed-use development that will span several prime blocks in the Chicago CBD and house a 220,000-square-foot Nordstrom and a 115,000-square-foot retail arcade featuring 35 specialty stores. The North Bridge complex extends from 520 to 600 North Michigan Avenue and will also include entertainment outlets such as Disney Quest, a five-level, 85,000-square-foot, urban interactive entertainment complex. The Grand Bay Hotel will offer a Golden Door City Spa, the urban version of its spa brand; 310 spacious and luxurious guestrooms and suites; world-class dining in specialty restaurants; and 8,000 square feet of meeting space. The Grand Bay Hotel is expected to be operational by July 2000, and we anticipate that it will be 25% competitive with the subject property due to its anticipated rate structure and luxury accommodations.

Park Hyatt

In 1996, the 255-unit Park Hyatt Chicago on 800 North Michigan Avenue was demolished. The site is located at the northeast corner of Rush and Chicago Streets, a prominent and heavily trafficked location just west of North Michigan Avenue, adjacent to the historic Water Tower Visitors Center. Hyatt Development’s initial plans for the site include a 65-story, 725,000-square-foot complex containing a 203-room Park Hyatt hotel with an estimated 8,000 square feet of meeting space, 140 luxury condominiums, and 20,000 square feet of street-level retail space. As a participant in the luxury segment of the lodging market, this property is expected to compete primarily with the Ritz-Carlton, and the Four Seasons, which are not competitors of the subject property. Construction costs for the Park Hyatt, which will feature upscale amenities and large suites, are reported to be $340,000 per room. Due to its significantly smaller guestroom inventory and its luxury orientation, we consider this hotel project to be

HVS International, San Francisco, California	Supply and Demand Analysis 64

25% competitive with the subject property. The hotel is projected to be operational by April 2000.

Radisson St. George

The Radisson St. George is a conversion of two existing buildings, the 38-story Carbon and Carbide Building located at 230 North Michigan Avenue just south of the Chicago River. The proposed hotel will contain 386 guestrooms, one restaurant and several lounges, approximately 15,900 square feet of meeting space, ±5,885 square feet of leased retail space, a fitness center, and a 37-space parking garage. According to the developers the Radisson St. George is anticipated to be an upscale boutique hotel, and as such, we consider this hotel to be 25% competitive with the subject property and is slated to open in April 2000.

Speculative and/or Non-Competitive Additions to Supply

In addition to the above-mentioned proposed additions, to supply, the appraisers are aware of four other hotel projects (Hilton Garden Inn, Homewood Suites, Holiday Inn and Suites, and Cashmere Hotel-Reliance Building) that are currently under construction. However, none of those proposed properties are considered to be competitive with the subject property due to their locations, facilities, and market orientations.

In addition to the preceding projects, numerous projects set forth in the following chart are in varying stages of early pre-development. According to local brokers, developers, and city officials, given the increased tightening of development capital, most of the pending projects not currently under construction are not likely to come to fruition. As such, we consider these projects to be very speculative. Due to the speculative nature of the following projects, they have not been included in our analysis.

HVS International, San Francisco, California	Supply and Demand Analysis 65

Speculative Proposed Additions to Supply in the Downtown Chicago, Illinois Area

	Number
Property	of Rooms	Location	Orientation	Status

Proposed Projects with Zoning Board Approval
Extended Stay	396	630 N. Wabash	Extended-stay	TBA
Metreon (pending approval)	N/A	State, Grand, Ohio	Full-service	TBA
Millennium Center	320	601 N. Dearborn	Full-service	TBA
Donnelly Lakeside Center Hotel	534	350 E. Cermack Rd.	Full-service	TBA
River North Center	250	Kinzie, Hubbard, Dearborn	Full-service	TBA
Central Station	1,000	1200 South Michigan	Full-service	TBA
River East Center	456	350 East Illinois	Full-service	TBA
Grand Pier Development	500	250 East Illinois	Full-service	TBA
River East Development	600	River East	Full-service	TBA
Proposed Projects Pending Zoning Approval
Blackstone Hotel - Marriott	335	636 S. Michigan Avenue	Full-service	TBA
Peninsula	332	730 North Michigan Ave.	Luxury	TBA
AmeriSuites	180	600 N. Dearborn	Limited-service	TBA
Prime	400	300 N. LaSalle	Full-service	TBA
Youth Hostel	120	Congress Street	Hostel	TBA
Homestead Village	239	St. Claire and Ontario	Economy Extended-stay	TBA

Total	5,662

Based on our fieldwork, no other new lodging development is planned in the near future. While over 7,000 possible new hotel rooms have been identified, it is highly unlikely that all of these projects will be developed. Each addition to supply may lessen the feasibility of subsequent developments. In addition, financing for new hotel development is very difficult to obtain at the current time. The appraisers’ forthcoming forecast of stabilized occupancy and average rate is intended to reflect the risk of future additions to supply.

DEMAND ANALYSIS

The following chart presents the most recent market trends for the subject hotel market. The data pertain to the properties previously identified as primary and secondary competitors in this section.

HVS International, San Francisco, California	Supply and Demand Analysis 66

Historical Market Trends

	Accommodated	Percent	Room Nights	Percent	Market	Market	Percent	Market	Percent
Year	Room Nights	Change	Available	Change	Occupancy	ADR	Change	RevPAR	Change

1996	1,836,090	—	2,421,666	—	75.8%	$139.01	—	$105.40	—
1997	1,838,722	0.1%	2,421,666	0.0%	75.9	150.41	8.2%	114.21	8.4%
1998	1,858,294	1.1	2,440,686	0.8	76.1	160.05	6.4	121.86	6.7
Average Annual Compounded Percent Change 1996-98		0.6%		0.4%			7.3%		7.5%

Source: HVS International

Synchronous with the overall Chicago hotel market, demand increased from 1996 to 1997, boosting occupancy to 75.9%. Over this same period, average rate increased by 8.2% to $150.41. The increase in both occupancy and average rate resulted in a 8.4% increase in marketwide RevPAR in 1997. In 1998, marketwide occupancy levels increased slightly, while marketwide average rate increased by 6 .4% that year; as a result, marketwide RevPAR increased by 6.7%.

Demand Analysis Using Market Segmentation

For the purpose of demand analysis, the overall market is divided into individual segments based on the nature of travel present in a given area. Although a market may have various segments, the three primary classifications occurring in most areas are commercial, group meeting, and leisure. For this analysis, a fourth demand segment is identified, known as contract. Contract demand is chiefly associated with airline crews.

Market segmentation is a useful procedure because individual classifications often exhibit unique characteristics in terms of growth potential, seasonality of demand, average length of stay, double occupancy, facility requirements, price sensitivity, and so forth. By quantifying the room night demand by market segment and analyzing the characteristics of each segment, the future demand for transient accommodations can be projected. Demand for transient accommodations in the subject market area is generated primarily by the following four market segments.

Segment 1	Commercial
Segment 2	Group Meeting
Segment 3	Leisure
Segment 4	Contract

HVS International, San Francisco, California	Supply and Demand Analysis 67

Based on our fieldwork, area analysis, and knowledge of the local lodging market, we have estimated the 1998 distribution of accommodated hotel room night demand, by segment, for the market as a whole and for the subject property. The 1998 accommodated room night demand is estimated to have been captured by the 6,727 weighted rooms of the subject property and its primary and secondary competitors.1998

Marketwide Accommodated Room Night Demand - 1998

	Annual Room		Annual Room
	Night Demand	Percentage of	Night Demand	Percentage of
Market Segment	Market	Total	Subject	Total

Commercial	576,296	31.0%	41,043	21.0%
Group Meeting	928,115	49.9	95,768	49.0
Leisure	291,792	15.7	41,043	21.0
Contract	62,091	3.3	17,590	9.0

Total	1,858,294	100.0%	195,444	100.0%

Group meeting demand dominates the local market, at 49.9% of the 1998 room night demand. This is followed by commercial demand at 31.0% of the total, leisure demand at 15.7%, and, lastly, contract demand at 3.3%. The subject property’s demand mix differs from that of the market in that The Westin accommodates a significantly larger proportion of leisure and contract demand at 21.0% and 9.0%, respectively. Due to the subject property’s location along North Michigan Avenue, it draws both international and domestic leisure guests. In addition, the subject property’s commercial demand at 21.0% is less than that of the market due to the subject property’s distance from the commercial district, “The Loop,” compared to most of its primary competitors. Beginning in 1998, the subject property added airline crew contract business, which accounted for 9.0% of the property’s total demand. Using the distribution of accommodated hotel demand as a starting point, we will analyze the characteristics of each market segment in an effort to determine future trends in room night demand.

Commercial

The commercial segment represents demand drawn from local businesses, which are primarily large firms in The Loop area. Commercial demand tends to be the least price-sensitive segment and peaks on Monday through Thursday nights in the spring and fall months. The subject

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market experiences extremely high commercial demand and often sells out on weeknights during the peak seasons of late fall through early spring. Trends in this demand segment tend to be tied to changes in total employment, occupied office space, and air passenger statistics. Based on current economic indicators and discussions with area hotel operators, we project base commercial demand growth at 3.0% in 1999 and 2.0% in 2000 as new hotel supply enters the market. Commercial demand is projected to grow by 1.5% in 2001 and each year thereafter.

Group Meeting

The group meeting segment includes commercial, association, and social meetings, seminars, and gatherings of 10 or more people. Commercial group demand typically peaks in the spring and fall, whereas social group demand peaks in the summer. The average length of stay for typical meetings ranges from three to five days. Most commercial groups meet during the weekday period of Monday through Thursday, but social groups will sometimes gather on weekends.

Group meeting patronage is generally quite profitable for hotels and motels. Although room rates are discounted for large groups, the hotel benefits from the use of meeting space and revenues generated by in-house banquets and cocktail receptions. Facilities that are necessary to attract meetings and conventions include function areas with adequate space for breakout, meals, and receptions; recreational amenities; and a sufficient number of guestrooms to house the attendees.

A significant amount of group meeting demand in the subject market area is generated by the McCormick Place Convention Center and Navy Pier. The subject market area is considered to compete with first-tier convention center cities such as New York City, Las Vegas, San Francisco, and San Diego. As mentioned previously, a prominent selling point for meeting planners is Chicago’s central location from nearly all points of the country, as well as its convention-friendly atmosphere with a plethora of large hotels and restaurants. McCormick Place is the largest convention center in North America. As previously discussed, the Chicago Convention and Tourism Bureau has had considerable success in attracting large and multiple conventions. With the completion of the 800-unit Hyatt Regency McCormick Place in July 1998, the city’s ability to attract ever larger convention business has been further enhanced. Reportedly the convention bookings for 2000 and 2002 will be strong, while 1999 is anticipated to be a moderately off year due to the cyclical nature of the

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convention schedule. Significant additional group meeting demand is generated by self-contained group meetings booked by hotels in the market, such as the subject property, which contain a substantial amount of meeting space.

Based on current economic indicators and discussions with area hotel operators, we project group meeting demand to increase by 1.0% in 1999 due to the weakness of citywide conventions. Group meeting demand is projected to grow by a base rate of 2.5% in 2000, based on the strength of the convention center’s pre-bookings, as well as groups wanting to meet in the first year of the new century. Group meeting demand is projected to decline by 1.0% in 2001 after the strength in 2000 and to grow by 2.0% in 2002. No growth is projected in 2003, while 1.5% is growth is projected in 2004 and each year thereafter.

Leisure

The leisure market segment consists of individuals and families who are spending time in the area or passing through en route to other destinations. Their travel purposes may include sightseeing, recreation, visiting friends and relatives, or numerous other non-business activities. Leisure demand is strongest Friday and Saturday nights and all week during holiday periods and the summer months. These peak periods generally correlate negatively with commercial visitation, underscoring the stabilizing effect of capturing weekend and summer tourist travel. The typical length of stay ranges from one to four days, depending on the destination and travel purpose, and the rate of double occupancy typically ranges from 1.8 to 2.5 people per room.

Aside from contracted demand sources, leisure travelers tend to represent the most price-sensitive segment in the lodging market. Ease of highway access and proximity to tourist attractions and retail centers are important locational considerations. Some of the generators of leisure demand in the subject area include the many attractions of Chicago, including the Magnificent Mile, the Sears Tower, the Art Institute of Chicago, and most recently, Navy Pier.

Future leisure demand is related to the overall economic health of the region and the nation. Trends in retail sales, retail sector employment, total employment, and air traffic counts tend to correlate most directly with leisure demand. The primary leisure demand generator for the subject property and its competitors is the shopping attractions along the

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Magnificent Mile. On the whole, the potential for leisure demand growth is considered to be relatively minor, particularly considering the high level of occupancy already noted in peak periods. We have forecast annual base leisure demand to grow at 1.0% in 1999 and thereafter.

Contract

Contract demand in the Chicago market is primarily associated with airline crews flying in and out of the O’Hare International Airport. Airlines contract with local operators for extended periods of time to ensure the availability of accommodations. Because they are able to guarantee a specific usage on a daily basis, airlines are usually able to negotiate a highly discounted room rate. This type of demand can benefit a lodging facility because by providing a base of occupancy during slow demand periods. However, offsetting the occupancy benefit is the fact that the rooms are contracted at significantly discounted rates.

Of the primarily competitive hotels, the subject property, the Radisson Hotel, and the Holiday Inn - Chicago City Center accommodate this lower-rated demand segment. Trends in contract demand may be considered to be most directly correlated with airport traffic. However, as the least lucrative source of market demand, hotel operators tend to resist further contracting as market conditions improve. When other demand sources rebound, low-rated contract demand is generally foregone. Contract demand growth of 1.0% in 1999 and thereafter is projected over the forecast period.

Latent Demand

The previous table illustrated the estimated 1998 accommodated room night demand in the competitive market. Because this estimate is based on occupancies, it includes only those hotel rooms that were used by guests. Latent demand considers guests who could not be accommodated by the existing competitive supply and can be divided into unaccommodated demand and induced demand.

Unaccommodated Demand

Unaccommodated demand refers to individuals who are unable to secure accommodations in the market because all of the local hotels are filled. These travelers must defer their trips, settle for less desirable accommodations, or stay in properties located outside the market area. Because this demand did not yield occupied room nights, it is not included in the estimate of historical accommodated room night demand.

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If additional lodging facilities are expected to enter the market, it is reasonable to assume that these guests will be able to secure hotel rooms in the future, and it is necessary to quantify the unaccommodated demand. Considering the high occupancy level of the competitive market, which ended 1997 at 75.9%, and 1998 at 76.1%, we believe that there is a level of unaccommodated demand. Our interviews with local hotel managers and in-house database figures indicate that during the peak season, which extends from late April to October, the competitive hotels achieve occupancy levels from the high-80% to mid-90% range.

In order to quantify unaccommodated demand (or turnaway demand) we analyzed room night statistics for various competitive properties. Based on the market’s typical seasonal and weekly demand patterns as well as the market orientation of the competitive hotels, we estimate that 2.0% of the market’s commercial, and 3.0% of group meeting demand is currently unaccommodated. The resulting calculation of unaccommodated room nights is roundly 39,369 rooms, or 108 rooms unaccommodated daily.

Induced Demand

Induced demand represents additional room nights that are likely to be attracted to the market following the introduction of new supply or new demand generators. We are of the opinion that the new hotels will induce additional demand by their individual marketing and sales efforts. In forecasting induced demand, we have considered the overall expansion to the market supply over the next few years. As was detailed earlier, a total of 1,336 weighted rooms (including the partial-year opening of the 10% competitive 800-unit Hyatt Regency McCormick Place) will be added to the existing competitive supply of 6,727 rooms in 1999, 2000, and 2001. Based on the number of new rooms entering the market, we estimate the potential demand mix to be attracted to the market based on the market segmentation of 40% commercial, 40% group meeting, and 20% leisure demand, and an assumed stabilized occupancy of 73%. We estimate that, of the new hotels’ accommodated demand, 10% of commercial demand, 20% of group meeting demand, and 15% of leisure demand will be induced. The following chart details our quantification of total induced demand.

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Total Induced Demand Calculation

													Total
		Total Additional		No. of			Market Segment		Estimated		Percentage		Induced
Market Segment		Room Supply		Days			Percentage		Occupancy		Induced		Room Nights

Commercial	(	1,336	X	365	)	X	40%	X	73.0%	X	10.0%	=	14,200
Group Meeting	(	1,336	X	365	)	X	40	X	73.0	X	20.0	=	28,500
Leisure	(	1,336	X	365	)	X	20	X	73.0	X	15.0	=	10,700
Contract	(	1,336	X	365	)	X	0	X	73.0	X	0.0	=	0

											Total Induced		53,400

As the increases in supply are forecast to occur over the next few years, the induced demand is phased in. The induced demand projections for each forecast year are based on the ratio of the build up of new rooms per year to the total new supply. The following chart details our induced demand projection.

Induced Demand Forecast

	1999	2000	2001	2002	2003	2004

Phase-in:	46%	79%	88%	100%	100%	100%
Commercial	6,534	11,164	12,526	14,200	14,200	14,200
Group Meeting	13,113	22,407	25,139	28,500	28,500	28,500
Leisure	4,923	8,412	9,438	10,700	10,700	10,700
Contract	0	0	0	0	0	0

Total	24,570	41,983	47,103	53,400	53,400	53,400

Based on this procedure, we forecast the following average annual compounded market segment growth rates. It should be noted that these growth rates also consider latent demand, both unaccommodated and induced demand.

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Forecasted Annual Growth Rates

	1999	2000	2001	2002	2003	2004

Commercial	3.0%	2.0%	1.5%	1.5%	1.5%	1.5%
Group Meeting	1.0	2.5	(1.0)	2.0	0.0	1.5
Leisure	1.0	1.0	1.0	1.0	1.0	1.0
Contract	1.0	1.0	1.0	1.0	1.0	1.0
Contract
Weighted Average*	3.9%	3.6%	0.6%	2.2%	0.6%	1.4%

*Includes latent demand

Forecast of Marketwide Occupancy

The forecast of marketwide occupancy is based on a forecast of marketwide supply and demand. Based on our market research and discussions with hotel operators, we have estimated the year-end 1998 occupancy rates of the subject’s competitors. The 1998 areawide estimate of room night demand, by market segment, forms the historical base demand. To the segmented demand base we have applied annual growth factors that were derived from the most relevant economic and demographic data previously analyzed. To the accommodated demand forecasts, we have added latent demand, which comprises both unaccommodated demand and induced demand. In the following table, total demand is then divided by the forecast of market supply, rendering an overall estimate of areawide occupancy. Our market supply forecast accounts for the addition of the 418-unit Wyndham Chicago, the 443-unit Crowne Plaza Allerton, the 420-unit Hotel Sofitel, the 310-unit Grand Bay Hotel, the 203-unit Park Hyatt, and the 386-unit Radisson St. George. Thus, the forecast of marketwide occupancy is calculated as follows.

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Forecast of Marketwide Occupancy

	Historical	1999	2000	2001	2002	2003	2004	2005

Commercial
Growth Rate	—	3.0%	2.0%	1.5%	1.5%	1.5%	1.5%	1.5%
Accommodated Demand	576,296	593,585	605,457	614,539	623,757	633,113	642,610	652,249
Latent Demand		11,996	20,684	23,367	26,675	26,862	27,052	27,245
Group Meeting
Growth Rate	—	1.0%	2.5%	(1.0)%	2.0%	0.0%	1.5%	1.5%
Accommodated Demand	928,115	937,396	960,831	951,223	970,247	970,247	984,801	999,573
Latent Demand		26,052	45,069	50,311	57,607	57,607	58,044	58,487
Leisure
Growth Rate	—	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Accommodated Demand	291,792	294,709	297,656	300,633	303,639	306,675	309,742	312,839
Latent Demand		4,923	8,412	9,438	10,700	10,700	10,700	10,700
Contract
Growth Rate	—	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Accommodated Demand	62,091	62,712	63,339	63,972	64,612	65,258	65,911	66,570
Latent Demand		0	0	0	0	0	0	0
Totals
Commercial	576,296	605,581	626,141	637,906	650,432	659,975	669,662	679,494
Group Meeting	928,115	963,448	1,005,900	1,001,534	1,027,854	1,027,854	1,042,845	1,058,060
Leisure	291,792	299,632	306,068	310,071	314,339	317,375	320,442	323,539
Contract	62,091	62,712	63,339	63,972	64,612	65,258	65,911	66,570

TOTAL DEMAND	1,858,294	1,931,373	2,001,448	2,013,483	2,057,237	2,070,462	2,098,860	2,127,663
Annual Forecasted Growth	—	3.9%	3.6%	0.6%	2.2%	0.6%	1.4%	1.4%
Existing Supply	6,687	6,727	6,727	6,727	6,727	6,727	6,727	6,727
Wyndham Chicago		315 [1]	418	418	418	418	418	418
Crowne Plaza Allerton		260 [2]	443	443	443	443	443	443
McGraw Hill/Grand Bay			39 [3]	78	78	78	78	78
Park Hyatt			38 [4]	51	51	51	51	51
Radisson St. George			72 [5]	97	97	97	97	97
Hotel Sofitel				53 [6]	210	210	210	210
Available Rooms/Night	6,687	7,301	7,737	7,865	8,022	8,022	8,022	8,022
Nights per Year	365	365	365	365	365	365	365	365

TOTAL SUPPLY	2,440,686	2,664,998	2,823,964	2,870,707	2,928,194	2,928,194	2,928,194	2,928,194
Overall Supply Growth	—	9.2%	6.0%	1.7%	2.0%	0.0%	0.0%	0.0%
MARKETWIDE OCCUPANCY	76.1%	72.5%	70.9%	70.1%	70.3%	70.7%	71.7%	72.7%

[1]	April 1999 opening of the 100% competitive 418-unit Wyndham Chicago

[2]	June 1999 opening of the 100% competitive 443-unit Crowne Plaza Allerton

[3]	July 2000 opening of the 25% competitive 310-unit McGraw Hill/Grand Bay Hotel

[4]	April 2000 opening of the 25% competitive 203-unit Park Hyatt

[5]	April 2000 opening of the 25% competitive 386-unit Radisson St. George

[6]	October 2001 opening of the 50% competitive 420-unit Hotel Sofitel

The marketwide occupancy rate is expected to decrease as the rate of new supply entering the market in 1999, 2000, and 2001 is expected to exceed the projected rate of demand growth; marketwide occupancy is forecast to

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decrease to the low-70% range over this period. As the new room supply is absorbed, marketwide demand is forecast to eventually recover to the lowto mid-70% range at the end of our projection.

Conclusion

The subject property is considered to be primarily competitive with 5 first-class, full-service hotels and less directly with 11 hotels, all of which are located in downtown Chicago. This competitive market has historically maintained strong levels of occupancy, with average rate growth in recent years. Recent market performance reflects the strength of the economy of Chicago, the Midwest, and the nation at large. Many of the hotels in the competitive market, including the subject property, have recently undergone, are undergoing, or are planning major refurbishments, augmenting their respective market positions. Due to the strong market conditions, several new hotels are under construction or are planned in the near future. Of the new and proposed additions to supply, we have accounted for six new hotels totaling 1,296 weighted guestrooms in our analysis. Overall, the competitive environment for lodging facilities is anticipated to increase, due to new additions to supply and the anticipated improvements in competitive hotels. The Westin’s prominent location, strong brand affiliation, superior facilities, strong group meeting orientation, and planned renovations will likely moderate the impact of the anticipated new competitive supply upon the subject property. Our forecast of occupancy and average rate for the subject property is detailed in the following section.

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9.     Occupancy and Average Rate Analysis

Subject Property’s Historical Occupancy

The following table sets forth the subject property’s annual occupancy and average rate results since 1995.

Historical Annual Occupancy and Average Rate

	Room		Percent	Average	Percent	Calculated	Percent
Year	Count	Occupancy	Change	Rate	Change	Rooms Revenue	Change

1995	739	65.4%	—	$114.62	—	$20,210,000	—
1996	739	69.7	6.6%	129.31	12.8%	24,311,000	20.3%
1997	739	72.3	3.7	141.88	9.7	27,669,000	13.8
1998	751	71.3	(1.4)	159.11	12.1	31,097,000	12.4
Average Annual Compounded Percent Change 1995-98			2.9%		11.6%		15.4%

From 1995 through 1998, the subject property’s occupancy increased steadily from 65.4% to a peak of 72.3% in 1997, before settling to 71.3% in 1998, representing an average annual compounded change of 2.9% during the period. The decline in occupancy in 1998 is attributed to increased competitive pressure from newly opened hotels in “The Loop” area detailed previously in the “Demand and Supply Analysis” section of this report. During this same period, the subject property was able to increase its average rate, which grew from $114.62 in 1995 to $159.11 in 1998, at an average annual compounded change of 11.6%. Management effectively increased rates to take advantage of the capacity demand. In 1997, average rates increased by 9.7% before showing a 12.1% increase in 1998, due predominantly to the benefits of the renovated tower guestrooms. Aggressive rate increases have been made, especially in the commercial, group, and leisure segments, thereby turning away more price-sensitive sources of demand. The increase in average rate has been possible due to the strong national economy, as well as the subject’s high-quality product as a result of the ongoing renovations. As a result, RevPAR has increased at an average annual compounded rate of 15.4% since 1995.

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In order to assess the subject hotel’s seasonality and more recent occupancy and average rate results, the following chart sets forth the historical occupancy and average rate of the subject property on a monthly basis for 1996, 1997, and 1998.

Monthly Occupancy and Average Rate

	1996		1997		1998

		Average		Average		Average
Month	Occupancy	Rate	Occupancy	Rate	Occupancy	Rate

January	32.8%	$118.22	41.1%	$121.17	47.5%	$126.37
February	37.7	114.71	60.3	112.06	58.7	125.26
March	69.4	119.31	64.9	123.85	62.0	138.83
April	70.9	118.63	73.5	130.19	73.9	157.54
May	75.7	130.89	72.7	149.43	86.1	161.35
June	88.1	131.31	87.5	151.03	69.1	171.56
July	75.4	118.05	78.1	127.32	80.8	146.78
August	82.0	131.45	80.5	141.31	78.3	159.55
September	82.1	135.11	92.0	150.34	75.9	175.64
October	88.2	143.76	86.7	160.11	80.9	185.01
November	79.8	138.60	79.9	155.52	78.9	181.21
December	54.3	133.68	55.8	143.22	49.7	159.79

Annual Avg.	69.8%	$129.33	72.7%	$140.86	70.2%	$159.56

The subject property’s demand levels tend to peak in the summer and fall months of July through October, with the rise and fall of group meeting and leisure demand. Subject management is able to raise rack rates during this peak period, resulting in higher average rates during the summer and fall months. December and January tend to be the slowest months in terms of occupancy and average rate due to Chicago’s oppressive winter weather.

As shown above, average rates have steadily increased in each year, corresponding to the strengthening of the local economy, increased group meeting demand, and recent renovations to the hotel product. Also apparent in the monthly statistics is the improvement in the seasonal occupancy levels. Traditionally weak months of the year have steadily improved as a result of the better distribution of convention demand by the convention bureau and the subject property’s management of the various demand segments.

Premise of Projections

In the following section of this report, we set forth a basis for forecasting

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occupancy and average rate. Occupancy and average rate attainment, to some degree, may be manipulated by management. For example, a management philosophy may focus on cutting rates in order to maximize volume. In the following forecast, we have projected what we expect to be the most optimal mix of occupancy and average rate attainment based on the market conditions, representing an operating approach that we believe would be followed by professional management. Occupancy results are highly dependent upon the pricing strategy employed by management. In the case of a more aggressive pricing strategy, a lower occupancy ratio may result, and vice versa.

Subject Property’s Occupancy Projection - Penetration Factor Analysis

The subject property’s forecasted market share and occupancy levels are based upon its anticipated competitive posture within the market, as quantified by its penetration factor. The penetration factor is the ratio between a property’s market share and its fair share. If a property with a fair share of 5% is capturing 5% of the market demand in a given year, then its occupancy will equal the marketwide occupancy, and its penetration factor will equal 100% (5% ÷ 5% = 100%). If the same property achieves a market share in excess of its fair share, then its occupancy will be greater than the marketwide occupancy, and its penetration factor will be greater than 100%. For example, if a property’s fair share is 5% and its market share is 7%, then its penetration factor is 140% (7% ÷ 5% = 140%). Conversely, if the property captures less than its fair share, then its occupancy will be below the marketwide average, and its penetration factor will be less than 100%.

Penetration factors can be calculated for each market segment of a property, and for the property as a whole. For example, leisure segment penetration can be determined by dividing the subject property’s leisure room nights captured (property’s total room nights captured multiplied by property’s leisure segment percentage) by the hotel’s fair share of total areawide leisure demand (property’s fair share percentage multiplied by the market’s total leisure room night demand).

In order to prepare a forecast of occupancy for the subject property, we have reviewed the historical penetration factors for the subject property and its competitors, by segment, for 1998. The following chart summarizes these data.

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1998 Historical Penetration Factors by Segment

Property	Commercial	Group Meeting	Leisure	Contract	Overall

The Westin Hotel	63.4%	91.9%	125.2%	252.2%	93.6%
Chicago Marriott	100.4	114.3	99.1	0.0	103.8
Drake Hotel	118.6	64.4	146.4	0.0	91.9
Hotel Inter-Continental	138.9	107.8	68.6	0.0	107.7
Radisson Hotel & Suites	117.1	72.7	165.2	155.3	103.8
Holiday Inn - Chicago City	95.3	88.8	125.5	147.4	98.5
Secondary Competition	92.5	106.6	79.9	138.5	99.1

In 1998, the subject property accommodated roundly 94% of its fair share of market demand, a slight decrease from the 95% penetration in 1997. However, the decrease in occupancy penetration has been offset by an increase in average rates, reflecting the renovations made to the tower guestrooms and the meeting space. Nevertheless, The Westin has a low commercial penetration due to its distance from The Loop area relative to most of its competition. Additionally, the subject property is underserved in terms of meeting space for a property of its size. Consequently, the subject property accommodates lower-rated airline contract crew demand, which supports the hotel’s occupancy during weak demand periods, but also reduces the overall average rate.

The Hotel Inter-Continental is the leader in the commercial market penetration, as well as in the overall penetration, while the Marriott and the Radisson are leaders in the group meeting and leisure segments, respectively. The overall secondarily competitive market had an overall penetration of 99.1%, with an above-market penetration of the group meeting and contract segments.

In preparing our forecast of the subject property’s occupancy, we have considered management’s historical rooms statistic reports as well as their budget for 1999. Reflecting the improvements in the quality of the guestroom product planned in the ongoing renovation offset by rising competitive pressure, the subject property’s penetration of the commercial segment is forecast to remain essentially stable at historical levels of 63.0% throughout the projection period. With the increase in The Westin’s capacity to hold self-contained meetings in the future group meeting space, we forecast an increase in the hotel’s penetration level from 92.0% in 1999, to 98.0% in 2000, to 101.0% in 2001. In 2002, group meeting is forecast to increase to a penetration level of 106.0% and stabilize at that level

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thereafter. We forecast the subject property’s leisure penetration to remain stable at 122.0% throughout our projection period. Per the plan by management, contract demand is forecast to increase in 1999 to 410.0%, from historical levels. Although the contract demand carries an opportunity cost in average rate, considering the level of proposed additions to supply, we consider this action to be prudent. Following the completion of the renovations, we forecast this low rated demand segment to recede to a penetration level of 375.0% in 2001, before decreasing to a stabilized level of 300.0% in 2002.

The following chart sets forth our forecast of occupancy, based on our forecast of penetration factors by segment, for the subject property. Our occupancy projection begins as of February 1, 1999.

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Projection of Subject Property’s Occupancy

	Historical	1999	2000	2001	2002	2003	2004	2005

Commercial
Demand	576,296	605,581	626,141	637,906	650,432	659,975	669,662	679,494
Penetration Factor	63.4%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%
Capture	41,043	39,242	38,290	38,374	38,360	38,923	39,494	40,074
Group Meeting
Demand	928,115	963,448	1,005,900	1,001,534	1,027,854	1,027,854	1,042,845	1,058,060
Penetration Factor	91.9%	92.0%	98.0%	102.0%	106.0%	106.0%	106.0%	106.0%
Capture	95,768	91,170	95,687	97,546	101,993	101,993	103,481	104,990
Leisure
Demand	291,792	299,632	306,068	310,071	314,339	317,375	320,442	323,539
Penetration Factor	125.2%	122.0%	122.0%	122.0%	122.0%	122.0%	122.0%	122.0%
Capture	41,043	37,600	36,245	36,121	35,900	36,246	36,597	36,950
Contract
Demand	62,091	62,712	63,339	63,972	64,612	65,258	65,911	66,570
Penetration Factor	252.2%	410.0%	410.0%	375.0%	300.0%	300.0%	300.0%	300.0%
Capture	17,590	26,447	25,207	22,907	18,145	18,327	18,510	18,695

Total Capture	195,444	194,458	195,430	194,949	194,398	195,489	198,081	200,710
Available Room Nights	274,115	274,115	274,115	274,115	274,115	274,115	274,115	274,115
Occupancy	71.3%	70.9%	71.3%	71.1%	70.9%	71.3%	72.3%	73.2%
Rounded	71%	71%	71%	71%	71%	71%	72%	73%
Fiscalized		71	71	71	71	71	72	73
Overall Penetration
Fair Share	11.2%	10.3%	9.7%	9.5%	9.4%	9.4%	9.4%	9.4%
Market Share	10.5	10.1	9.8	9.7	9.4	9.4	9.4	9.4
Overall Penetration	93.6	97.9	100.6	101.4	100.9	100.9	100.8	100.8
Market Mix
Commercial	21%	20%	20%	20%	20%	20%	20%	20%
Group Meeting	49	47	49	50	52	52	52	52
Leisure	21	19	19	19	18	19	18	18
Contract	9	14	13	12	9	9	9	9

Total	100%	100%	100%	100%	100%	100%	100%	100%

Based on our analysis, we have considered 2002/2003 as the stabilized year, with an occupancy rate of 71% and an overall penetration factor of roundly 101%, slightly above its fair share, reflective of its attractive, newly renovated upscale product and good location. The stabilized occupancy is intended to reflect the anticipated results of the property over its

HVS International, San Francisco, California	Occupancy and Average Rate Analysis 82

remaining economic life, given any and all changes in the life cycle of the hotel. Although The Westin Hotel may operate at occupancies above this stabilized level, we believe it equally possible for additional new competition and temporary economic downturns to force occupancy below this selected point of stability.

Subject Property’s Average Rate Analysis

Using The Westin Hotel – Chicago’s historical average rates (historical 1998 average rates, similar to our occupancy analysis) as a starting point, we have applied a forecasted growth rate to each segment’s rate. It is important to note that room rate inflation does not necessarily conform to the underlying monetary inflation rate. Lodging facilities are typically most influenced by market conditions indicated by the relationship between supply and demand. As reviewed earlier, the subject’s competitive lodging market indicated an average rate increase of 8.1% in 1997, followed by an increase of 6.4% in 1998.

The subject property achieved a 12.1% increase in average rate in 1998, higher than the average rate growth of the market. We have reviewed the subject property’s market segmentation reports and noted that significant increases have been made in all segments. However, room nights decreased in 1998 in the commercial and group meeting segments as noted on the following chart.

1998 Room Statistics Analysis

				Room Night %		ADR %
			Demand	Change from	Average	Change from
Segment	Revenue	Room Nights	Mix	Prior-Year Period	Rate	Prior-Year Period

Commercial	$7,231,682	39,782	21%	(13.1)%	$181.78	16.4%
Group meeting	14,751,066	95,228	49	(7.2)	154.90	10.9
Leisure	6,773,077	40,902	21	23.8	165.59	19.8
Contract	1,630,508	18,072	9	32.9	90.22	3.8

Total/Average	$30,386,333	175,912	100%	(0.5)%	$156.64	12.2%

We have estimated 1999 average rate levels based upon the subject property’s 1999 operating budget prepared by property management, our projections of penetration levels by segment, our discussion with area hotel operators, and our understanding of the current and anticipated levels of lodging demand in Chicago.

HVS International, San Francisco, California	Occupancy and Average Rate Analysis 83

Although new supply will impact the market, we consider the recent improvements to the hotel and the upcoming renovations of the hotel’s guestrooms will largely insulate The Westin from these adverse effects. More likely, the less desirable hotels with secondary locations and deficiencies in guestroom conditions will most likely be affected by the additions to supply. Typically, managers generally hope to engineer rate growth in future years as a result of guestroom improvements which will support the attainment of higher average rates. This strategy will reportedly be employed by Westin management.

In this appraisal, we have applied a base underlying inflation rate of 3.0% in all years of our projection. As mentioned throughout this narrative, the scheduled renovations will have a positive and direct impact upon average rates as well as occupancy. However, this is tempered by increased competitive pressures in the market. For the commercial segment, we have forecast rate growth of 9.0% in 1999, 6.0% in 2000, and tapering to 4.0% in 2001, before stabilizing at 3.0% in 2002. Similarly, we have forecast group meeting segment rate growth of 6.0% in 1999, 5.0% in 2000, 4.0% in 2001, before stabilizing at 3.0% in 2002. These rates of growth are deemed to be supportable given the extent of the anticipated renovation program. We have forecast 5.0% rate growth for the leisure segment in 1999, 4.0% in 2000 and 2001, before stabilizing at 3.0% thereafter. Airline contract crew demand is projected to increase by 6.0% in 1999 and 3.0% thereafter, reflecting contractual rates.

The following table illustrates the methodology we have used for projecting the subject property’s average rate. As a context for the average rate growth factors, note that we have applied a base underlying inflation rate of 3.0% for average rate. Similar to the occupancy projection, our forecast of average rates is based on our first year of projection beginning February 1, 1999.

HVS International, San Francisco, California	Occupancy and Average Rate Analysis 84

Forecast of Average Rate

	Historical	1999	2000	2001	2002	2003

Segmented ADR Growth Rates
Commercial	N/A	9.0%	6.0%	4.0%	3.0%	3.0%
Group Meeting	N/A	6.0	5.0	4.0	3.0	3.0
Leisure	N/A	5.0	4.0	4.0	3.0	3.0
Contract	N/A	6.0	3.0	3.0	3.0	3.0
Segmented ADR
Commercial	$185.00	$201.65	$213.75	$222.30	$228.97	$235.84
Group Meeting	157.00	166.42	174.74	181.73	187.18	192.80
Leisure	167.35	175.72	182.75	190.06	195.76	201.63
Contract	91.00	96.46	99.35	102.33	105.40	108.57
Segmented Rooms Captured
Commercial	41,043	39,242	38,290	38,374	38,360	38,923
Group Meeting	95,768	91,170	95,687	97,546	101,993	101,993
Leisure	41,043	37,600	36,245	36,121	35,900	36,246
Contract	17,590	26,447	25,207	22,907	18,145	18,327

Total	195,444	194,458	195,430	194,949	194,398	195,489
Segmented Rooms Revenue (000s)
Commercial	$7,593	$7,913	$8,184	$8,531	$8,783	$9,179
Group Meeting	15,036	15,173	16,721	17,727	19,091	19,664
Leisure	6,869	6,607	6,624	6,865	7,028	7,308
Contract	1,601	2,551	2,504	2,344	1,913	1,990

Total	$31,098	$32,244	$34,033	$35,467	$36,815	$38,141
Imputed ADR	$159.11	$165.81	$174.14	$181.93	$189.38	$195.11
Overall Growth	N/A	4.2%	5.0%	4.5%	4.1%	3.0%

Fiscal Year:	1999/00	2000/01	2001/02	2002/03

Average Rate	$166.52	$174.81	$182.56	$189.86
Expressed in Base-Year Dollars	$161.26	$164.36	$166.65	$168.27

For purposes of this analysis, we have used 2000/01 as the stabilized year for average rate. The stabilized average daily rate deflated to base-year dollars equates to $168.27. Compared to the subject property’s year-end 1998 result of $159.11, this indicates projected real growth of roundly $9.00 through the stabilized year. As mentioned, the ongoing renovations are

HVS International, San Francisco, California	Occupancy and Average Rate Analysis 85

expected to help increase the subject property’s future average rate at greater than inflationary levels.

The chart below summarizes our forecast of occupancy and average rate for The Westin Hotel – Chicago through the stabilized year.

Forecast of Occupancy and Average Rate

	1999/00	2000/01	2001/02	Stabilized

Occupancy	71.0%	71.0%	71.0%	71.0%
Average Rate	$166.52	$174.81	$182.56	$189.86

HVS International, San Francisco, California	Highest and Best Use 86

10. Highest and Best Use

The Appraisal Institute recognizes the concept of highest and best use as a fundamental element in the determination of value of real property, either as if vacant or as improved. Highest and best use is defined as follows:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.[7]

As if Vacant

An analysis as to the highest and best use of the land should be made first and may be influenced by many factors. In estimating highest and best use, there are four stages of analysis:

1.	Physically possible use. What uses of the site are physically possible?

Because of the size of the subject site (± 0.938 acres), a number of singular or combined uses appear to be possible. The topography is generally flat and the site offers lengthy frontage on both Michigan Avenue and Delaware Place. As such, physically possible uses include residential or commercial uses, such as retail or hotel use.

2.	Legally permissible use. What uses are permitted by zoning and deed restrictions?

As detailed in the “Zoning” section of this report, the subject site is located in B6 - 6 - Restricted Central Business District, which allows for a wide variety of commercial development. Development standards in the district call for a maximum floor area ratio of 12:1;

[7] Appraisal Institute. The Dictionary of Real Estate Appraisal. 3rd ed. Chicago: Author, 1992, p. 149.

HVS International, San Francisco, California	Highest and Best Use 87

however, the ordinance allows certain exceptions in certain instances. As such, potential development could include high-density use. The ± 0.938-acre site has sufficient capacity for a large, high-density hotel, as well as other allowable forms of commercial development, likely to be a high-density, mixed-used development, including restaurants, and theaters. Office buildings and residential uses are not specified in the district’s permitted uses.

3.	Financially feasible use. Which possible and permissible uses will produce a net return to the owner of the site?

Of the legal uses, the subject site is suited to hotel or retail development. The subject property is located within a major shopping district with high volumes of foot and vehicular traffic. Furthermore, the surrounding neighborhood is supportive of these uses. Recent retail and hotel development in the area indicate that the site would be financially feasible for either use.

4.	Maximally productive use. Among the feasible uses, which use will produce the highest net return or the highest present worth?

In consideration of the foregoing factors influencing development in the subject’s immediate area, it is the appraisers’ opinion that the highest and best use of the subject site as if vacant is for the development of a mixed-use, full-service transient lodging facility with retail development on the lower levels.

As Improved

After determining the highest and best use of the land, an analysis and opinion indicating the highest and best use of the property should be made.

It is important to recognize the possibility that the highest and best use of the land could differ from the highest and best use of the property. This may occur where a site has existing improvements and the highest and best use of the land differs from the property’s current use. Nevertheless, the current property use will continue until the value of the land under its highest and best use, less existing improvement demolition costs, exceeds the total value of the property in its present use.

As noted above, in estimating highest and best use, there are four stages of analysis:

HVS International, San Francisco, California	Highest and Best Use 88

1.	Physically possible use. What uses of the site are physically possible?

2.	Legally permissible use. What uses are permitted by zoning and deed restrictions?

3.	Financially feasible use. Which possible and permissible uses will produce a net return to the owner of the site?

4.	Maximally productive use. Among the feasible uses, which use will produce the highest net return or the highest present worth?

Based on a review of the economic considerations and alternatives of the subject property, since the value of the land does not exceed the value of the hotel less the cost of demolition, it is our opinion that the highest and best use of the subject property, as currently improved, continues to be as a full-service transient lodging facility.

The anticipated renovations of the existing improvements, as detailed previously in the “Description of the Improvements” section of the report, will support the attainment of higher average rates and occupancy. These renovations further support the highest and best use of the subject property as a full-service transient lodging facility.

HVS International, San Francisco, California	Approaches to Value 89

11. Approaches to Value

In appraising real estate for market value, the professional appraiser has three approaches from which to select: the cost, sales comparison, and income capitalization approaches. Although all three valuation procedures are given consideration, the inherent strengths of each approach and the nature of the subject property must be evaluated to determine which will provide supportable estimates of market value. The appraiser is then free to select one or more of the appropriate approaches in arriving at a final value estimate.

Cost Approach

The cost approach estimates market value by computing the current cost of replacing the property and subtracting any depreciation resulting from physical deterioration, functional obsolescence, and external (or economic) obsolescence. The value of the land, as if vacant and available, is then added to the depreciated value of the improvements to produce a total value estimate.

The cost approach may provide a reliable estimate of value in the case of new properties; however, as buildings and other improvements grow older and begin to deteriorate, the resultant loss in value becomes increasingly difficult to quantify accurately. We find that knowledgeable hotel buyers generally base their purchase decisions on economic factors such as projected net income and return on investment. Because the cost approach does not reflect these income-related considerations and requires a number of highly subjective depreciation estimates, this approach is given minimal weight in the hotel valuation process. As a result of the subject property’s age and the inapplicability of this valuation method, the cost approach was considered but was not applied in this analysis.

Sales Comparison Approach

The sales comparison approach estimates the value of a property by comparing it to similar properties sold on the open market. To obtain a supportable estimate of value, the sales price of a comparable property must be adjusted to reflect any dissimilarities between it and the property being appraised.

HVS International, San Francisco, California	Approaches to Value 90

The sales comparison approach may provide a useful value estimate in the case of simple forms of real estate such as vacant land and single-family homes, where the properties are homogeneous and the adjustments are few and relatively simple to compute. In the case of complex investments such as shopping centers, office buildings, restaurants, and lodging facilities, where the adjustments are numerous and more difficult to quantify, the sales comparison approach loses much of its reliability.

Hotel investors typically do not employ the sales comparison approach in reaching their final purchase decisions. Factors such as the numerous insupportable adjustments that are necessary and the general inability to determine the true financial terms and human motivations of comparable transactions often make the results of the sales comparison approach questionable. Although the sales comparison approach may provide a range of values that supports the final estimate, reliance on this approach beyond the establishment of broad parameters is rarely justified by the quality of the sales data.

The market-derived capitalization rates sometimes used by appraisers are susceptible to the same shortcomings inherent in the sales comparison approach. To substantially reduce the reliability of the income capitalization approach by employing capitalization rates obtained from unsupported market data weakens the final value estimate and ignores the typical investment analysis procedures employed by hotel purchasers.

Income Capitalization Approach

The income capitalization approach takes a property’s projected net income before debt service and allocates this future benefit to the mortgage and equity components based on market rates of return and loan-to-value ratios. Through a discounted cash flow and income capitalization procedure, the value of each component is calculated. The total of the mortgage component and the equity component equals the value of the property. This approach is often selected as the preferred valuation method for income-producing properties because it most closely reflects the investment rationale of knowledgeable buyers.

Reconciliation

The final step in the valuation process is the reconciliation and correlation of the value indications. Factors that are considered in assessing the reliability of each approach include the purpose of the appraisal, the nature of the subject property, and the reliability of the data used. In reconciliation, the applicability and supportability of each approach are considered and the range of value indications is examined. The most

HVS International, San Francisco, California	Approaches to Value 91

significant weight is given to the approach that produces the most reliable solution and most closely reflects the criteria used by typical investors.

Our nationwide experience with numerous hostelry buyers and sellers indicates that the procedures used in estimating market value by the income capitalization approach are comparable to those employed by the hotel and motel investors who constitute the marketplace. For this reason, the income capitalization approach produces the most supportable value estimate, and it is generally given the greatest weight in the hotel valuation process.

HVS International, San Francisco, California	Income Capitalization Approach 92

12. Income Capitalization Approach

The income capitalization approach is based on the principle that the value of a property is indicated by the net return to the going concern or what is also known as the present worth of future benefits. The future benefits from income-producing properties, such as hotels and motels, are the net income before debt service and depreciation, derived from a forecast of income and expense. These future benefits can then be converted into an indication of market value through a capitalization process and discounted cash flow analysis.

Using the income capitalization approach, the subject property has been valued by analyzing the local market for transient accommodations, examining existing and proposed competition, and developing a forecast of income and expense that reflects current and future anticipated income trends, as well as area cost components, up through a stabilized year of operation.

The forecast of income and expense is expressed in current dollars as of the date of each forecasted year. The last forecasted year, or what is referred to as the stabilized year, is intended to reflect the anticipated operating results of the property over its remaining economic life, given any and all applicable stages of build-up, plateau, and decline in the life cycle of the hotel. Therefore, such income and expense estimates from the stabilized year forward exclude from consideration any abnormal relation of supply and demand, and also any transitory or nonrecurring conditions which may result in unusual revenue or expenses of the property.

As stated in the textbook entitled Hotels and Motels: A Guide to Market Analysis, Investment Analysis, and Valuations, published by the Appraisal Institute, “of the three valuation approaches available to the appraiser, the income capitalization approach generally provides the most persuasive and supportable conclusions when valuing a lodging facility.” This text notes that using a 10-year forecast and an equity yield rate “most accurately reflects the actions of typical hotel buyers, who purchase

HVS International, San Francisco, California	Income Capitalization Approach 93

properties based on their leveraged discounted cash flow.” The simpler procedure of using a 10-year forecast and a discount rate is “less reliable because the derivation of the discount rate has little support. Moreover, it is difficult to adjust the discount rate for changes in the cost of capital.”8

The subject property has been valued using a 10-year discounted cash flow analysis in which the cash flow to equity and the equity reversion are discounted to the present value at the equity yield rate and the income to the mortgagee is discounted at a mortgage interest rate. The sum of the equity and mortgage values is the total property value.

To convert the forecasted income stream into an estimate of value, the anticipated net income (before debt service and depreciation) is allocated to the mortgage and equity components based on market rates of return and loan-to-value ratios. The total of the mortgage component and the equity component equals the value of the property. The process of estimating the value of the mortgage and equity components is described as follows.

1.	The terms of typical hotel financing are set forth, including interest rate, amortization term, and loan-to-value ratio.

2.	An equity yield rate of return is established. Many hotel buyers base their equity investments on a 10-year equity yield rate projection that takes into account ownership benefits such as periodic cash flow distributions, residual sale or refinancing distributions that return any property appreciation and mortgage amortization, income tax benefits, and various non-financial considerations such as status and prestige. The equity yield rate is also known as the internal rate of return on equity.

3.	The value of the equity component is calculated by first deducting the annual debt service from the projected net income before debt service, leaving the net income to equity for each projection year. The net income as of the 11th year is capitalized into a reversionary value. After deducting the mortgage balance at the end of the 10th year and the typical brokerage and legal costs, the equity residual is discounted back to the date of value at the equity yield rate. The net income to equity for each of the 10 projection years is also

8     Rushmore, S. Hotels and Motels: A Guide to Market Analysis, Investment Analysis, and Valuations. Chicago: Appraisal Institute, 1992, p. 236.

HVS International, San Francisco, California	Income Capitalization Approach 94

discounted to the present value. The sum of these discounted values equates to the value of the equity component. Adding the equity component to the initial mortgage balance yields the overall property value.

Because the mortgage and the debt service amounts are unknown but the loan-to-value ratio was determined in step #1, the preceding calculation can be solved through an iterative process or by use of a linear algebraic equation that computes the total property value. The algebraic equation that solves for the total property value using a 10-year mortgage/equity technique was developed by Suzanne R. Mellen, CRE, MAI, managing director of the San Francisco office of HVS International. A complete discussion of the technique is presented in her article entitled, “Simultaneous Valuation: A New Technique.”[9]

4.	The value is proven by allocating the total property value between the mortgage and equity components and verifying that the rates of return set forth in steps #1 and #2 can be met from the forecasted net income.

Review of Operating History

Because the subject property is an existing hotel with an established operating performance, its historical income and expense experience serves as the primary basis for projections. The following income and expense statements for 1995, 1996, 1997, and 1998 were provided by property management and are unaudited. We have reported the historical income and expense statistics according to the Uniform System of Accounts for Hotels. Due to the conversion of parlor suites to rentable guestrooms, the subject property’s guestroom count has increased from 740 in 1997 to 745 in 1998. According to property management, our projections reflect the most current and final count of 751 guestrooms.

[9]	Suzanne R. Mellen, CRE, MAI. “Simultaneous Valuation: A New Technique.” Appraisal Journal. April 1983.

HVS International, San Francisco, California	Income Capitalization Approach 95

Historical Operating Performance - The Westin Hotel – Chicago

Year:	1998				1997
Total Rooms:	745				740
Occupied Rooms:	193,984				195,025
Occupancy:	71.3%				72.3%
Average Rate:	$159.11				$141.88
	$ (000s)	% of Gross	PAR [1]	POR [2]	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$30,866	69.3%	$41,430	$159.11	$27,671	68.3%	$37,393	$141.88
Food	6,578	14.8	8,829	33.91	6,443	15.9	8,707	33.04
Beverage	1,840	4.1	2,470	9.49	1,849	4.6	2,499	9.48
Telephone	1,513	3.4	2,031	7.80	1,268	3.1	1,714	6.50
Garage	1,131	2.5	1,518	5.83	1,066	2.6	1,441	5.47
F&B Other	1,381	3.1	1,853	7.12	1,242	3.1	1,678	6.37
Other Income	1,224	2.7	1,642	6.31	1,002	2.5	1,355	5.14

Total	44,531	99.9	59,773	229.56	40,542	100.1	54,787	207.88
DEPARTMENTAL EXPENSES*
Rooms	7,279	23.6	9,770	37.52	6,424	23.2	8,681	32.94
Food & Beverage	7,097	84.3	9,527	36.59	6,834	82.4	9,235	35.04
Telephone	405	26.8	544	2.09	437	34.5	591	2.24
Garage	432	38.2	580	2.23	395	37.0	534	2.02
Other Income	75	6.2	101	0.39	56	5.5	75	0.28

Total	15,289	34.3	20,522	78.81	14,145	34.9	19,116	72.53
DEPARTMENTAL INCOME	29,242	65.6	39,251	150.75	26,397	65.2	35,672	135.35
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,248	7.3	4,360	16.74	3,238	8.0	4,376	16.60
Management Fee	998	2.2	1,340	5.15	907	2.2	1,226	4.65
Marketing	3,045	6.8	4,088	15.70	2,696	6.6	3,643	13.82
Property Oper. & Maint.	1,774	4.0	2,381	9.14	1,460	3.6	1,973	7.49
Energy	1,089	2.4	1,462	5.62	1,070	2.6	1,446	5.49

Total	10,155	22.7	13,631	52.35	9,371	23.0	12,664	48.05
HOUSE PROFIT	19,087	42.9	25,620	98.40	17,026	42.2	23,008	87.30
FIXED EXPENSES
Property Taxes	3,380	7.6	4,537	17.42	3,316	8.2	4,482	17.01
Insurance	428	1.0	574	2.21	410	1.0	554	2.10
Equipment & Other Rent	284	0.6	382	1.47	227	0.6	307	1.16

Total	5,282	11.9	7,091	27.23	5,568	13.8	7,524	28.55
NET INCOME	$13,805	31.0%	$18,529	$71.17	$11,458	28.4%	$15,484	$58.75

Food to Rooms		21.3%				23.3%
Beverage to Food		28.0				28.7
F&B to Rooms		27.3				30.0
Telephone to Rooms		4.9				4.6
Garage to Rooms		3.7				3.9
F&B Other to Rooms		4.5				4.5
Other Income to Rooms		4.0				3.6

* Departmental expenses expressed as a percentage of departmental revenues

1 Per Available Room

2 Per Occupied Room

HVS International, San Francisco, California	Income Capitalization Approach 96

Historical Operating Performance — The Westin Hotel Chicago

Year:	1996				1995
Total Rooms:	740				740
Occupied Rooms:	188,889				176,551
Occupancy:	69.7%				65.4%
Average Rate:	$129.31				$114.62
	$ (000s)	% of Gross	PAR [1]	POR [2]	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$24,426	67.7%	$33,008	$129.31	$20,237	66.6%	$27,347	$114.62
Food	5,768	16.0	7,795	30.54	5,165	17.0	6,980	29.26
Beverage	1,816	5.0	2,454	9.61	1,716	5.6	2,319	9.72
Telephone	1,193	3.3	1,613	6.32	998	3.3	1,349	5.65
Garage	1,099	3.0	1,485	5.82	1,062	3.5	1,435	6.02
F&B Other	931	2.6	1,259	4.93	728	2.4	984	4.13
Other Income	872	2.4	1,178	4.62	470	1.5	635	2.66

Total	36,106	100.0	48,791	191.15	30,376	99.9	41,049	172.05
DEPARTMENTAL EXPENSES*
Rooms	5,565	22.8	7,520	29.46	5,136	25.4	6,941	29.09
Food & Beverage	6,202	81.8	8,382	32.84	6,159	89.5	8,323	34.88
Telephone	399	33.5	540	2.11	362	36.3	490	2.05
Garage	383	34.8	518	2.03	358	33.7	484	2.03
Other Income	55	6.4	75	0.29	59	12.6	80	0.34

Total	12,605	34.9	17,034	66.73	12,075	39.8	16,317	68.39
DEPARTMENTAL INCOME	23,501	65.1	31,757	124.41	18,302	60.1	24,732	103.66
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,349	9.3	4,526	17.73	3,246	10.7	4,386	18.38
Management Fee	2,338	6.5	3,159	12.38	684	2.3	924	3.87
Marketing	2,567	7.1	3,469	13.59	2,418	8.0	3,268	13.70
Property Oper. & Maint.	1,602	4.4	2,165	8.48	1,535	5.1	2,075	8.70
Energy	1,063	2.9	1,436	5.63	944	3.1	1,275	5.34

Total	10,919	30.2	14,755	57.81	8,827	29.2	11,928	49.99
HOUSE PROFIT	12,582	34.9	17,002	66.60	9,475	30.9	12,804	53.67
FIXED EXPENSES
Property Taxes	3,249	9.0	4,391	17.20	3,064	10.1	4,140	17.35
Insurance	127	0.4	171	0.67	21	0.1	28	0.12
Equipment & Other Rent	234	0.6	316	1.24	180	0.6	243	1.02

Total	3,610	10.0	4,878	19.11	3,265	10.8	4,412	18.49
NET INCOME	$8,972	24.9%	$12,124	$47.49	$6,211	20.1%	$8,392	$35.18

Food to Rooms		23.6%				25.5%
Beverage to Food		31.5				33.2
F&B to Rooms		31.0				34.0
Telephone to Rooms		4.9				4.9
Garage to Rooms		4.5				5.2
F&B Other to Rooms		3.8				3.6
Other Income to Rooms		3.6				2.3

* Departmental expenses expressed as a percentage of departmental revenues

1 Per Available Room

2 Per Occupied Room

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The Westin’s steadily improving operating performance is reflected in its historical levels of net income. Net operating income during the period increased from a low of $6,211,000, or 20.1% of total revenues, in 1995, to a high of $13,805,000, or 31.0% of total revenues, in 1998. Gains in net operating income have been consistent with the gains in average rate.

Among departmental revenues, rooms revenue increased significantly from 1995 to 1998 as both occupancy and average rate have increased. Food revenues also increased significantly from 1995 to 1998, but at a slower rate of growth than rooms revenue. Beverage revenue also increased in dollar terms during this same period, but decreased as a percentage of food revenue, mainly attributed to the public becoming more health conscious and thus consuming less alcohol. Telephone revenue steadily increased from 1995 in dollar terms due to the increase in occupancy, as well as on a per-occupied-room basis due to increases in the price of phone calls. Garage revenue increased in dollar terms, albeit at a slower rate of growth. Revenues for food and beverage other and other income, which contains guest laundry, retail rent and the business center, significantly improved between 1995 and 1998.

According to property management, other income revenue will increase in 1999 as the restaurant lease will begin on the Grill Restaurant. Conversely, food and beverage revenues will decrease as a result of the loss in sales at the restaurant.

In terms of departmental performance, the rooms departmental expense has been relatively stable over the historical period. Food and beverage expense has increased moderately. Telephone expense as a percentage of departmental revenue decreased from 36.3% in 1995 to 26.8% in 1998, which management attributes to technology improvements and better negotiated corporate long-distance rates. Garage expense increased as a ratio of departmental revenue from 33.7% in 1995 to 38.2% in 1998. Other income fluctuated in dollar terms and as a percentage of departmental revenue over the historical period. Overall, the hotel’s departmental income steadily increased from 60.1% of total revenues in 1995 to 65.6% of total revenues in 1998.

Among the undistributed operating expenses, administrative and general peaked at $4,526 per available room in 1996, but has since declined to $4,360 per available room in 1998 due to cost containment. Management fees increased from 1995 to 1998 as the revenues and profitability of the

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subject property increased. Note that according to the hotel management agreement, the base management fee is equal to 3.5% of annual gross revenues. However, Westin reduced the base management fee to 2.25% of annual gross revenues from December 1993 to November 1998. The base management fee reverted back to the original 3.5% of annual gross revenues in December 1998. The management fees indicated in the statements prior to 1997 include incentive and base management fees. Marketing expenses per available room increased from 1995 to 1998 due to increases in the frequent travel program cost and staff bonuses. Property operations and maintenance expenses per available room generally increased from 1995 to 1998, but decreased slightly both in dollar terms and on a per-available-room basis in 1997 due to the reduction in payroll related to the reduced maintenance on building systems that were scheduled for replacement. Energy expense per available room increased marginally from 1995 to 1998.

Fixed expenses historically included property taxes, insurance, and equipment rent. Property taxes increased steadily from 1995 to 1998. Insurance expense increased from 1995 to 1998 with an unusually low insurance expense registered in 1995. Equipment rent generally increased in dollar terms from 1995 to 1998, but stabilized at 0.6% of total revenues over the historical period. The subject property’s financial statements do not show a deduction for the reserve for replacement of 5.0% of gross revenues.

Comparable Statements

The following chart presents 1996 and 1997 operating statements from three comparable first-class, full-service hotels in Chicago. While the hotel’s actual historical operating ratios provide a good basis for projecting the hotel’s future performance, we also reviewed comparable hotel statistics to gauge the subject’s anticipated performance upon hypothetical sale and installation of professional, third-party management.

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Comparable Statements of Income and Expense

	Comparable #1			Comparable #2			Comparable #3
	Chicago, Illinois			Chicago, Illinois			Chicago, Illinois

Year:		1997			1996			1996
Total Rooms:		~ 1,000-1,500			~ 800-900			~ 600-700
Occupied Rooms:		~300,000			~200,000			~200,000
Occupancy:		~ 70-80%			~ 70-75%			~ 70-80%
Average Rate:	~ $	140-160		~ $	130-140		~ $	140-150
	PAR [1]		POR [2]	PAR [1]		POR [2]	PAR [1]		POR [2]

DEPARTMENTAL REVENUE
Rooms		$25,622	$148.24		$15,077	$136.24		$14,656	$147.53
Food		10,500	60.75		6,163	55.69		6,467	65.10
Beverage		2,309	13.36		1,113	10.06		2,068	20.82
Telephone		1,224	7.08		400	3.61		1,054	10.61
Miscellaneous		883	5.11		—	—		717	7.22

Total		40,537	234.53		22,752	205.60		24,962	251.28
DEPARTMENTAL EXPENSES*
Rooms		5,482	31.72		3,841	34.71		3,930	39.56
Food & Beverage		7,490	43.33		5,134	46.40		6,937	69.83
Telephone		412	2.39		390	3.52		363	3.65

Total		13,385	77.44		9,365	84.63		11,229	113.04
DEPARTMENTAL INCOME		27,153	157.09		13,387	120.98		13,732	138.24
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General		2,644	15.30		1,918	17.33		1,781	17.92
Management Fee		1,390	8.04		559	5.05		631	6.35
Marketing		2,177	12.59		1,671	15.10		1,452	14.62
Property Oper. & Maint.		1,525	8.82		1,950	17.63		1,182	11.90
Energy		1,242	7.19		437	3.95		864	8.70

Total		8,978	51.94		6,536	59.06		5,909	59.49
HOUSE PROFIT		18,175	105.15		6,852	61.92		7,823	78.75
FIXED EXPENSES
Property Taxes		3,537	20.46		1,261	11.40		1,720	17.32
Insurance		38	0.22		37	0.33		20	0.20
Miscellaneous		1,500	8.68		313	2.83		—	—

Total		5,074	29.36		1,610	14.55		1,740	17.52
NET INCOME		$13,101	$75.79		$5,241	$47.37		$6,083	$61.24

* Departmental expenses are expressed as a percentage of departmental revenues

1 Per Available Room

2 Per Occupied Room

As indicated in the previous chart, the departmental income levels for the comparable hotel statements were roundly 55% to 67% of total revenues, which is lower than the subject property’s 66%. House profit for the comparable hotel statements equated to between roundly 30% to 45% of total revenues, compared to the subject property’s 43%. Overall, net operating income for the comparable hotel statements was between roundly 23% and 32% of total revenues, which is again lower than the

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subject property’s 31%. However, note that the comparable statements date from 1997 and 1996, before the additional run-up in rooms revenue in 1998 which has further positively impacted profitability.

In developing our forecasts for the subject property, we have analyzed key operating ratios and profit ratios. In the following narrative, specific line items from the preceding chart will be cited as a basis for the detailed forecast.

Inflation Analysis

To forecast income and expense levels, we must establish a general rate of inflation. The appraisers researched recent changes in Consumer Price Index data for the Chicago-Gary-Kenosha MSA. The following table shows how the consumer price index for the urban consumer, all items, has changed within the Chicago-Gary-Kenosha MSA since 1990.

Consumer Price Index - Chicago-Gary-Kenosha MSA

	Consumer	Percentage
Year	Price Index	Change

1990	131.7	—
1991	137.0	4.0%
1992	141.1	3.0
1993	145.4	3.0
1994	148.6	2.2
1995	153.3	3.2
1996	157.4	2.7
1997	161.7	2.7
1998	165.0	2.0
Average Annual Compounded % Change 1990-98		2.9%

Source: Bureau of Labor Statistics

In consideration of the above data, as well as other factors such as the property’s age and our assessment of probable property appreciation levels, we have applied an underlying inflation rate of 3.0% to all appropriate revenue and expense items throughout our projections. This stabilized inflation rate takes into account normal, recurring inflation cycles. Inflation is likely to fluctuate above and below this level during the projection period.

Fixed and Variable Component Analysis

In forecasting revenues and expenses for a lodging facility, HVS International uses a fixed and variable component model. The logic behind this model is based on the premise that hotel revenue and expenses

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have a component that is fixed and another component that varies directly with occupancy and facility use. Therefore, a projection can be made by taking a known level of revenue or expense and calculating the fixed component, as well as the variable portion. The fixed component is then held at a constant level, while the variable component is adjusted for the percentage change between the projected occupancy and facility use, which produces the known level of revenue or expense.

The following table illustrates the revenue and expense categories that can be projected using this fixed and variable component model. These percentages show the portion of each category that is typically fixed and variable. The last column describes the basis for calculating the percentage of variability.

Range of Fixed and Variable Ratios

Revenue and Expense Category	Percent Fixed			Percent Variable			Index of Variability

Revenues
Food	25	—	50%	50	—	75%	Occupancy
Beverage	0	—	30	70	—	100	Food Revenue
Telephone	10	—	40	60	—	90	Occupancy
Other Income	30	—	60	40	—	70	Occupancy
Departmental Expenses
Rooms	50	—	70	30	—	50	Occupancy
Food & Beverage	35	—	60	40	—	65	Food & Beverage Revenue
Telephone	55	—	75	25	—	45	Telephone Revenue
Other Income	40	—	60	40	—	60	Other Income
Undistributed Operating Expenses
Administrative & General	65	—	85	15	—	35	Total Revenue
Management Fee		0			100		Total Revenue
Marketing	65	—	85	15	—	35	Total Revenue
Franchise Fees		0			100		Rooms Revenue
Repairs & Maintenance	55	—	75	25	—	45	Total Revenue
Energy	80	—	95	5	—	20	Total Revenue
Fixed Expenses
Property Taxes		100			0		Total Revenue
Insurance		100			0		Total Revenue
Reserve for Replacement		0			100		Total Revenue

This forecast of revenue and expense is accomplished through a step-by-step approach, following the format of the Uniform System of Accounts for Hotels. Each category of revenue and expense is estimated

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separately and combined at the end in the final statement of income and expense.

Forecast of Income and Expense

The following description sets forth the basis for the forecast of income and expense. We anticipate that it will take four years for the subject property to reach a stabilized level of operation. The following text refers directly to the two subsequent charts where the forecast of income and expense is shown in greater detail through the stabilized year (the first chart) and with lesser detail through the 10-year projection period (the second chart). In the detailed chart, revenue and expense figures are shown as ratios to total revenue, total available rooms (PAR), and total occupied rooms (POR). In the 10-year chart, the figures are expressed only as ratios to total revenue.

Rooms Revenue

Rooms revenue is determined by two variables: occupancy and average room rate. In the section entitled “Occupancy and Average Rate Analysis,” we projected occupancy and average rate for the subject property. The subject property’s occupancy is projected to stabilize in the fourth projection year at an occupancy rate of 71% with an average daily rate of $189.86, reflecting moderate improvement over historical levels. The stabilized occupancy and average rate take into account the renovation of the main building guestrooms and market forces brought about by the addition of supply. From the stabilized year forward, the average rate is forecast to increase in line with inflation, at 3.0% per year. Note that 12 parlor suites were converted to rentable guestroom units with pull-down wall beds. As a result, the hotel’s guestroom inventory increased from 740 in 1997 to 745 in 1998, reflecting the mid-year addition. The annual room count for 1999 and thereafter will be 751.

Food and Beverage Revenue

The subject property’s food and beverage revenue is generated by two food and beverage outlets (Chelsea Restaurant and Bar and Cafe A La Carte), room service, and the roughly 30,000 square feet of meeting space where catering charges are generated. The Westin’s food and beverage revenue has increased in dollar terms, but has not kept up with the growth in rooms revenues due to the lackluster results of the Chelsea Bar and Restaurant. In 1995, food and beverage revenue represented 25.5% of rooms revenue; in 1998, it was 21.3%. Increased dining options available to guests and restaurant patrons in the downtown area have resulted in declining sales at the subject property’s main restaurant. However, banquet sales continue to be the food and beverage revenue mainstay, representing 60% of departmental revenue (for accounting purposes, food

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and beverage other is a separate line item), although banquet sales are also under increased competitive pressures.

As mentioned, the restaurant will close in April and undergo an extensive $3-million renovation and expansion, reopening as the Grill Restaurant under a lease agreement with Los Angeles-based Grill Concepts, Inc. A temporary facility will operate during the interim. As such, our forecast for food and beverage revenue reflects a partial operating year for the existing restaurant, a temporary operation for five months and closure for the remaining balance of the fiscal year beginning February 1, 1999. Conversely, restaurant rent will be a new revenue generator under the other income line item.

We anticipate that the additional meeting space will result in moderately higher food and beverage revenue over the long term. However, the conversion of the restaurant to lease will result in lower food and beverage sales overall.

To provide support for our assumption, we performed an analysis of the subject property’s food and beverage department, breaking down revenue by outlet. Our analysis indicated that the Chelsea Restaurant & Bar contributed between 19.0% to 20.2% of total food and beverage revenues in 1997 and 1998, as indicated in the following chart.

Chelsea Restaurant & Bar Revenue Contribution to Total Food & Beverage Revenues

	1998	% of Total	1997	% of Total

TOTAL F&B REVENUES
Chelsea Restaurant	$1,603,037	19.04%	$1,677,138	20.22%
Total Revenues	8,417,917		8,292,660
FOOD REVENUES
Chelsea Restaurant	997,885	15.17%	1,058,887	16.43%
Total Revenues	6,577,730		6,443,238
BEVERAGE REVENUES
Chelsea Restaurant	605,151	32.89%	618,250	33.43%
Total Revenues	1,840,187		1,849,422

With the closure of the Chelsea Restaurant & Bar, we forecast a removal of this outlet’s contribution to food and beverage revenues at 15.0% and 33.0% of total food and beverage revenues, respectively.

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As such, we have forecast food revenue to stabilize at 16.9% of rooms revenue and beverage revenue to stabilize at 22.0% of food revenue, reflecting the benefits of the additional meeting space capacity offset by the reduction in the restaurant’s contribution to sales.

Telephone Revenue

Telephone revenue is derived from charges to guests for local and long-distance calls. With the exception of 1997, telephone revenue as a percentage of rooms revenue has been consistent at 4.9% per year. Because of the increase in rooms revenue as a result of the ongoing renovations, telephone revenue as a ratio to rooms revenue is forecast to decrease to 4.5% of rooms revenue in the stabilized year.

Garage Revenue

The subject property generates garage revenue as a result of nightly parking charges. According to property management, rates were last increased in 1997 to $24.95 per night, at the upper end of the range of comparable parking facility rates. As such, we consider garage revenue to be maximized at this level and forecast inflationary revenue growth over the projection.

Food and Beverage Other Income

Group meetings, functions, and banquets generate sales as a result of audio and visual rental, public room rentals, and service charges, which we have classified as food and beverage other income. Food and beverage other income increased as a ratio of rooms revenue from 3.6% in 1995 to 4.5% in 1998. Reflecting the subject property’s increased meeting space capacity, we have forecast food and beverage other income at 4.8% of rooms revenue in the stabilized year.

Other Income

Other income is generated by retail rent, guest laundry, group cancellation fees, no show revenues, and vending machines. These departments have seen revenues increase steadily over the past three years. This line item will be augmented by the introduction of restaurant rent from the Grill Restaurant, whose terms have been synopsized in the addenda to this report. Based on the base and percentage rent terms of the letter of intent, the proposed restaurant’s sales must exceed $3.6 million annually (6.0% of sales) to exceed the $240,000 of base rent during the initial 10-year term. According to property management, the Grill Restaurant concept is anticipated to achieve strong sales. This is supported by the popularity of these establishments in other major cities, such as the Grill Restaurant in the Fairmont Hotel in San Jose, California. Nevertheless, the Chelsea Restaurant and Bar achieved annual sales of $1.6 million in 1998 and $1.7 million in 1997, considerably lower than the break-even point of the percent rent trigger. Based on these considerations and reflecting

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conservatism, our restaurant rent forecast is based on the minimum base rent over the period. Other operating departments revenue has been forecast at 4.3% of rooms revenue in the stabilized year.

Rooms Expense

Rooms expense consists of items relating to the sale and upkeep of guestrooms and public space. Salaries, wages, and employee benefits account for a substantial portion of this category. Although the wages paid to room attendants tend to be highly occupancy sensitive, they are somewhat offset by the relatively fixed payroll for front desk personnel, public area cleaners, the housekeeper, and the assistant manager. The overall result is that salaries, wages, and employee benefits are only moderately occupancy sensitive.

In 1998, the subject property’s rooms departmental expense equated to 23.6% of rooms revenue, up slightly from 23.2% in 1997. In future years, the Westin’s rooms departmental expense ratio is expected to remain at these levels despite the expected increases in average rate due to the higher level of upkeep for the newly renovated guestrooms. Specifically, we have forecast rooms expense at 23.9% in the first forecast year, improving to 22.9% in the stabilized year.

Food and Beverage Expense

Expenses for this department consist of items related to the operation of a hotel’s food, beverage, and banquet facilities. Cost of sales and payroll are moderately to highly volume sensitive and comprise a substantial portion of this category. Only very slightly volume sensitive are china, glassware, and linen; operating supplies; other operating expenses; and uniforms. Although the other expense items are primarily fixed, they represent a relatively insignificant factor.

Despite the increasing portion of total revenues drawn from banquets, the subject property’s food and beverage expense ratio increased from 81.8% in 1996 to 84.3% in 1998, after decreasing from a high of 89.5% in 1995. Banquet sales represented 54% of food and beverage revenue in 1998. Typically, banquet sales have a greater proportion of controllable expenses.

To determine the impact of the closure of the restaurant upon overall food and beverage departmental profitability, we performed an analysis of the Chelsea Restaurant & Bar’s and the overall food and beverage department’s expenses.

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Chelsea Restaurant & Bar Expenses to Total Food & Beverage Expenses

	1998	% of Total	1997	% of Total

TOTAL F&B EXPENSES
Chelsea Restaurant	$1,321,022	18.61%	$1,460,254	21.37%
Non-Rest	5,776,457		5,373,702
Total Expenses	7,097,479		6,833,956

	1998	% of Total	1997	% of Total

TOTAL Profitability
Chelsea Restaurant	282,015	21.36%	216,884	14.87%
Total Expenses	1,320,438		1,458,704

	1998		1997

Departmental Expenses to Revenues
Chelsea Restaurant	82.4%		87.1%
Non-Rest	84.8		81.2
Total Expenses	84.3		82.4

As indicated in the preceding table, the restaurant’s expenses as a ratio to the total food and beverage department decreased in 1998. Consequently, its profit contribution increased. As a percentage of departmental expenses to revenues, the restaurant incurred higher expense ratios than non-restaurant operations in 1997. However, this was reversed in 1998. Overall, we consider the closure of the restaurant to have no impact upon food and beverage expenses or profitability.

In 1999, with the increase in meeting space as a result of the departmental reorganization, the hotel’s mix of banquet revenue is anticipated to increase. We have forecast food and beverage expense to improve slightly to 83.5% of departmental revenue in the stabilized year.

Telephone Expense

The subject property’s telephone departmental expense has generally declined as a percentage of departmental revenues since 1995. The subject property is able to receive volume discounts with more telephone usage. Based on the historical results, we have forecast telephone expense to stabilize at 28.2% in the second projection year, increasing at the rate of inflation thereafter.

Garage Expense

The expenses of this department reflect costs of staffing and costs for operating supplies associated with cleaning equipment, valet tickets, and tapes. Cleaning, security, loss/damage, and insurance are also costs associated with the operation of this facility. This departmental expense increased from 33.7% of departmental revenue in 1995 to 38.2% in 1998. Management attributes this increased to higher labor costs. Based on these

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results, we have forecast garage expense at 37.2% of departmental revenue in the stabilized year, increasing at the rate of inflation thereafter.

Other Operating Departments Expense

Other operating departments expense as a percentage of revenue fluctuated from 5.5% to 12.6% over the historical period. Based on the most recent historical results, we have forecast other operating departments expense to stabilize at 5.7% of departmental revenue in 2000/01, increasing at the rate of inflation thereafter.

Administrative and General Expense

Administrative and general expenses include the salaries and wages of all administrative personnel not directly associated with a particular department. Expense items related to the management and operation of the property are also normally allocated to this category.

Most administrative and general expenses are relatively fixed. The exceptions are cash overages and shortages; commissions on credit card charges; credit and collection charges; provision for doubtful accounts, which are moderately affected by the quantity of transactions or total revenue; and salaries, wages, and benefits, which are slightly influenced by volume.

The subject property’s administrative and general expense, on a per-available-room basis, decreased from $4,376, or 8.0% of total revenues, in 1997, to $4,360, or 7.3% of total revenues, in 1998. The decrease is chiefly attributed to a reduction of redundant security staff at the hotel and the elimination of a profit improvement manager position, a function which is now performed by all department heads. Going forward, the forthcoming reduction of management in the restaurant operation will further reduce expenses. Taking into consideration all these effects, we have forecast administrative and general expense at $4,565 per available room, or 7.3% of total revenues, in the stabilized year.

Management Fees

As we are assuming the hypothetical sale of the subject property, with continued management of the property by Westin Hotels and Resorts or a comparable professional hotel management company, we have deducted management fees charged at current market rates subsequent to the hypothetical sale of 3.5% of gross revenues.

Marketing Expense

The marketing category is unique in that all of the expense items, with the exception of franchise fees and commissions, are totally controlled by management. Most lodging facilities establish an annual marketing budget which sets forth all planned expenditures. If the budget is followed

HVS International, San Francisco, California	Income Capitalization Approach 108

throughout the period, total marketing expenses can be accurately forecast.

Although there is a lag period before results are realized, marketing expenditures are unusual because the benefits are often extended over a long period. Depending on the type and scope of the advertising and promotion program implemented, the lag time can be as short as a few weeks or as long as several years. However, the positive results of an effective marketing campaign tend to linger, and a property often enjoys the benefits of a concentrated sales effort for many months.

In 1998, the subject property’s marketing expense increased to $4,088 per available room, up from $3,643 per available room in 1997. The major contributors to the increase are the Westin frequent guest awards program. Based on the most recent historical figures, we have forecast marketing expense at $4,261 per available room in the first year of our projection, stabilizing at $4,378 in the second projection year.

Property Operations and Maintenance Expense

Property operations and maintenance is another expense category that is largely controlled by management. Except for repairs that are necessary to keep the facility open and to prevent damage (e.g., plumbing, heating, and electrical), most maintenance items can be deferred for varying lengths of time. All expense items in this category are relatively fixed. Maintenance is an accumulating expense. If management elects to postpone performing a required procedure, the expenditure has not been eliminated or saved, but only deferred payment until a later date.

The age of a lodging facility greatly influences the required level of maintenance. A new or thoroughly renovated property is protected for several years by modern equipment and manufacturers’ warranties. A well-organized preventive maintenance system often helps delay deterioration, but most facilities face higher property operations and maintenance costs each year, regardless of what the occupancy trend might be.

In 1998, the subject property’s property operations and maintenance expenses equated to $2,381 per available room, or 4.0% of total revenues, which is an increase from the $1,973 per available room in 1997. With the lease of the restaurant in 1999, we anticipate maintenance costs to decrease slightly in 2000 and thereafter. Based on these factors, we have forecast property operations and maintenance expense at $2,500 per available room

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in the first projection year, stabilizing at $2,446 in the second projection year.

Energy Expense

The significance of energy costs to hotel operators has increased considerably in the past several years. Public areas and corridors, must be continually lighted and heated or air conditioned, whether the house is full or serving only one guest. The energy cost of an additional occupied room (i.e., a few hours of light, television, and heat or air conditioning) is minimal. The design and layout of a lodging facility have a notable impact on the level of energy expense it incurs.

In 1998, the subject property’s energy expense equated to $1,462 per available room, up slightly from the $1,446 per-available-room expense recorded in 1997. As such, we have forecast energy expense at $1,498 per available room in the stabilized year, with inflationary gains anticipated thereafter.

Property Taxes

As described in the “Assessed Value and Taxes” section, our forecast of the Westin’s tax burden for 1999 is based on estimated increases in the property’s assessed value and the 1998 effective tax rate; these calculations yield a projected tax burden of $3,490,000 in 1999/00. In subsequent projection periods, property taxes are expected to rise by 3.0% annually, in tandem with the assumed underlying inflation rate.

Insurance

The insurance expense category includes general and liability, as well as the cost of insuring the building and its contents against damage or destruction from fire, weather, sprinkler leakage, boiler explosion, plate glass breakage, and so forth. Insurance rates are based on many factors, including building design and construction, fire detection and extinguishing equipment, fire district, distance from fire house, and the area’s fire experience.

The subject property’s historical insurance expense equated to approximately 1.0% of total revenues. Based on the historical data, we have forecast insurance expense at 0.9% of total revenues in the first projection year, with inflationary gains projected thereafter.

Reserve for Replacement

Furniture, fixtures, and equipment are essential to the operation of a lodging facility, and their quality often influences the class of a property. Included in this category are all non-real estate items that are normally capitalized, not expensed. Furniture, fixtures, and equipment are exposed to heavy use and must be replaced at regular intervals. The useful life of

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these items is determined by their quality, durability, and the amount of guest traffic and use. Periodic replacement of furniture, fixtures, and equipment is essential to maintain the quality, image, and income of a lodging facility. Since capitalized expenditures are not included in the operating statement, but nevertheless affect an owner’s cash flow, an appraisal should reflect these expenses in the form of an appropriate reserve for replacement. The annual deduction of a reserve for replacement from the projected income stream effectively provides for a return of furniture, fixtures, and equipment.

While a reserve is not an actual operating expense, hotels require periodic refurbishment and capital reinvestment to maintain their competitive position. In the current market, reserves for replacement are typically deducted at between 3% and 5% of total revenues. Considering the historical level of necessary capital improvements, as well as the age of the subject property, we are of the opinion that a long-term reserve for replacement equal to 5.0% of total revenues is necessary to maintain the subject property’s long-term competitive position.

Equipment Leases

Equipment rent includes the lease of front office and back-of-the-house equipment. In 1998, the subject property’s equipment rent expense equated to $284,422. The following table presents the operating lease payments for 1999 as provided by property management.

Operating Lease Payments - 1999

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Item	Payments

Copiers, Faxes	$108,191
Telephone Equipment	79,472
Ice Machines	9,311
Mail Machine, Scale, Interface	5,680
3rd Floor Copier	920
Credit Card Authorization	10,619
Omninote System	4,978
8 Housekeeping Radios	1,686
Arch Paging Pagers	4,270
Ricoh Fax	2,000
O’Hare Fax Machine	569
Ameritech Pagers	349
Drinking Water Units	371
IBM	212
Bearcom	9,175
Ikon Office Supply	456
Telecheck	5,357

Total Lease Payments	$243,614

According to property management, the number and amount of equipment leases will remain consistent. Based on the 1998 amount, we forecast equipment rent to be roundly $294,000 in the first projection year, with inflationary gains thereafter.

Incentive Management Fees

In addition to the 3.5% base fee, Westin Hotel Company receives an incentive fee equal to 20.0% of net operating cash flow. A synopsis of the hotel management agreement is attached in the addenda to this report. The first three years’ incentive fee was calculated as follows:

Calculation of Hotel Incentive Fee (000s)

	1999/00	2000/01	2001/02

HOUSE PROFIT	$19,219	$20,852	$21,916
Less: Management Fee	1,615	1,650	1,717
Less: Taxes	3,490	3,595	3,703
Less: Insurance	420	432	445
Less: Equipment Leases	294	303	312
Less: Capital/Reserve for Replacement	5,750	11,250	2,453

NET OPERATING CASH FLOW	$7,650	$3,622	$13,286
Incentive Management Fee %	20%	20%	20%

INCENTIVE MANAGEMENT FEE	$1,530	$724	$2,657

HVS International, San Francisco, California	Income Capitalization Approach 112

Note that the subtracted capital/reserve for replacement in the first and second projection year reflects capital expenditures as budgeted by subject property management. In 2001/02 and thereafter, we have subtracted from the reserve for replacement amounts indicated previously. This procedure was repeated for the remaining years in the projection.

Summary of Projections

Based on the preceding analyses, the forecast of income and expense has been formulated. The first chart presented below reflects a detailed presentation of the forecast through the stabilized year, with the revenue and expense items expressed in terms of both total available rooms (PAR) and total occupied rooms (POR). Following the forecast through the stabilized year is the 10-year forecast of income and expense, presented with a lesser degree of detail. The forecasts pertain to fiscal operating years beginning February 1, 1999, and are expressed in inflated dollars for each year, assuming an underlying inflation rate of 3.0% throughout our projections. Departmental expense ratios are expressed as a ratio to departmental revenues.

Forecast of Income and Expense Through the Stabilized Year - The Westin Hotel - Chicago, IL

Fiscal Year:	1998	Historical
Number of Rooms:	740
Occupancy:	71.8%
Average Rate:	$159.11
Occupied Rooms:	193,984
	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$30,866	69.3%	$41,710	$159.11
Food	6,578	14.8	8,889	33.91
Beverage	1,840	4.1	2,487	9.49
Telephone	1,513	3.4	2,044	7.80
Garage	1,131	2.5	1,528	5.83
F&B Other	1,381	3.1	1,866	7.12
Other Income	1,224	2.7	1,653	6.31

Total Revenues	44,531	99.9	60,177	229.56
DEPARTMENTAL EXPENSES *
Rooms	7,279	23.6	9,836	37.52
Food & Beverage	7,097	84.3	9,591	36.59
Telephone	405	26.8	548	2.09
Garage	432	38.2	584	2.23
Other Income	75	6.2	102	0.39

Total Dept. Expenses	15,289	34.3	20,661	78.81
DEPARTMENTAL INCOME	29,242	65.6	39,516	150.75
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,248	7.3	4,389	16.74
Management Fee	998	2.2	1,349	5.15
Marketing	3,045	6.8	4,115	15.70
Property Oper. & Maint.	1,774	4.0	2,397	9.14
Energy	1,089	2.4	1,472	5.62

Total Operating Expenses	10,155	22.7	13,723	52.35
HOUSE PROFIT	19,087	42.9	25,794	98.40
FIXED EXPENSES
Property Taxes	3,380	7.6	4,568	17.42
Insurance	428	1.0	578	2.21
Reserve for Replacement	—	—	—	—
Equipment & Other Rent	284	0.6	384	1.47
Incentive Management Fees	1,190	2.7	1,608	6.13

Total	5,282	11.9	5,530	21.10
NET INCOME	$13,805	31.0%	$18,655	$71.17

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiscal Year:	1999/00
Number of Rooms:	751
Occupancy:	71.0%
Average Rate:	$166.52
Occupied Rooms:	194,622
	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$32,408	70.3%	$43,153	$166.52
Food	6,328	13.7	8,426	32.51
Beverage	1,752	3.8	2,333	9.00
Telephone	1,537	3.3	2,047	7.90
Garage	1,195	2.6	1,591	6.14
F&B Other	1,610	3.5	2,144	8.27
Other Income	1,300	2.8	1,731	6.68

Total Revenues	46,130	100.0	61,425	237.02
DEPARTMENTAL EXPENSES *
Rooms	7,739	23.9	10,305	39.76
Food & Beverage	6,868	85.0	9,145	35.29
Telephone	434	28.2	578	2.23
Garage	445	37.2	593	2.29
Other Income	78	6.0	104	0.40

Total Dept. Expenses	15,564	33.7	20,724	79.97
DEPARTMENTAL INCOME	30,566	66.3	40,700	157.05
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,504	7.6	4,666	18.00
Management Fee	1,615	3.5	2,150	8.30
Marketing	3,201	6.9	4,262	16.45
Property Oper. & Maint.	1,878	4.1	2,501	9.65
Energy	1,149	2.5	1,530	5.90

Total Operating Expenses	11,347	24.6	15,109	58.30
HOUSE PROFIT	19,219	41.7	25,591	98.75
FIXED EXPENSES
Property Taxes	3,490	7.6	4,647	17.93
Insurance	420	0.9	559	2.16
Reserve for Replacement	2,307	5.0	3,072	11.85
Equipment & Other Rent	294	0.6	391	1.51
Incentive Management Fees	1,530	3.3	2,037	7.86

Total	8,041	17.4	10,707	41.32
NET INCOME	$11,178	24.3%	$14,884	$57.43

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiscal Year:	2000/01
Number of Rooms:	751
Occupancy:	71.0%
Average Rate:	$174.81
Occupied Rooms:	194,622
	$ (000s)	% of Gross		PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$34,022	72.1%	$45,302		$174.81
Food	5,900	12.5	7,856		30.32
Beverage	1,298	2.8	1,728		6.67
Telephone	1,583	3.4	2,108		8.13
Garage	1,231	2.6	1,639		6.33
F&B Other	1,658	3.5	2,208		8.52
Other Income	1,462	3.1	1,947		7.51

Total Revenues	47,154	100.0	62,788		242.29
DEPARTMENTAL EXPENSES *
Rooms	7,971	23.4	10,614		40.96
Food & Beverage	6,011	83.5	8,004		30.89
Telephone	447	28.2	595		2.30
Garage	458	37.2	610		2.35
Other Income	83	5.7	111		0.43

Total Dept. Expenses	14,970	31.7	19,933		76.92
DEPARTMENTAL INCOME	32,184	68.3	42,855		165.37
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,429	7.3	4,566		17.62
Management Fee	1,650	3.5	2,197		8.48
Marketing	3,289	7.0	4,379		16.90
Property Oper. & Maint.	1,838	3.9	2,447		9.44
Energy	1,126	2.4	1,499		5.79

Total Operating Expenses	11,332	24.1	15,089		58.23
HOUSE PROFIT	20,852	44.2	27,766		107.14
FIXED EXPENSES
Property Taxes	3,595	7.6	4,787		18.47
Insurance	432	0.9	575		2.22
Reserve for Replacement	2,358	5.0	3,140		12.12
Equipment & Other Rent	303	0.6	403		1.56
Incentive Management Fees	724	1.5	965		3.72

Total	7,412	15.6	9,870		38.09
NET INCOME	$13,440	28.6%	$17,896		$69.06

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiscal Year:	2001/02
Number of Rooms:	751
Occupancy:	71.0%
Average Rate:	$182.56
Occupied Rooms:	194,622
	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$35,530	72.4%	$47,310	$182.56
Food	6,077	12.4	8,092	31.22
Beverage	1,337	2.7	1,780	6.87
Telephone	1,631	3.3	2,172	8.38
Garage	1,268	2.6	1,688	6.52
F&B Other	1,708	3.5	2,274	8.78
Other Income	1,501	3.1	1,999	7.71

Total Revenues	49,052	100.0	65,316	252.04
DEPARTMENTAL EXPENSES *
Rooms	8,210	23.1	10,932	42.18
Food & Beverage	6,191	83.5	8,244	31.81
Telephone	460	28.2	613	2.36
Garage	472	37.2	628	2.43
Other Income	85	5.7	113	0.44

Total Dept. Expenses	15,418	31.4	20,530	79.22
DEPARTMENTAL INCOME	33,634	68.6	44,786	172.82
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,543	7.2	4,718	18.20
Management Fee	1,717	3.5	2,286	8.82
Marketing	3,398	6.9	4,525	17.46
Property Oper. & Maint.	1,899	3.9	2,529	9.76
Energy	1,161	2.4	1,546	5.97

Total Operating Expenses	11,718	23.9	15,603	60.21
HOUSE PROFIT	21,916	44.7	29,182	112.61
FIXED EXPENSES
Property Taxes	3,703	7.5	4,931	19.03
Insurance	445	0.9	593	2.29
Reserve for Replacement	2,453	5.0	3,266	12.60
Equipment & Other Rent	312	0.6	415	1.60
Incentive Management Fees	2,657	5.4	3,538	13.65

Total	9,570	19.4	12,743	49.17
NET INCOME	$12,346	25.3%	$16,439	$63.43

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiscal Year:	2002/03
Number of Rooms:	751
Occupancy:	71.0%
Average Rate:	$189.86
Occupied Rooms:	194,622
	$ (000s)	% of Gross	PAR [1]	POR [2]

DEPARTMENTAL REVENUE
Rooms	$36,951	72.5%	$49,202	$189.86
Food	6,259	12.3	8,334	32.16
Beverage	1,377	2.7	1,834	7.08
Telephone	1,680	3.3	2,237	8.63
Garage	1,306	2.6	1,739	6.71
F&B Other	1,759	3.5	2,342	9.04
Other Income	1,578	3.1	2,101	8.11

Total Revenues	50,910	100.0	67,790	261.58
DEPARTMENTAL EXPENSES *
Rooms	8,457	22.9	11,261	43.45
Food & Beverage	6,377	83.5	8,491	32.77
Telephone	474	28.2	631	2.44
Garage	486	37.2	647	2.50
Other Income	89	5.6	119	0.46

Total Dept. Expenses	15,883	31.2	21,149	81.61
DEPARTMENTAL INCOME	35,027	68.8	46,640	179.97
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	3,658	7.2	4,871	18.80
Management Fee	1,782	3.5	2,373	9.16
Marketing	3,508	6.9	4,671	18.02
Property Oper. & Maint.	1,960	3.8	2,610	10.07
Energy	1,196	2.3	1,593	6.15

Total Operating Expenses	12,104	23.7	16,117	62.19
HOUSE PROFIT	22,923	45.1	30,523	117.78
FIXED EXPENSES
Property Taxes	3,814	7.5	5,079	19.60
Insurance	459	0.9	611	2.36
Reserve for Replacement	2,546	5.0	3,390	13.08
Equipment & Other Rent	321	0.6	427	1.65
Incentive Management Fees	2,800	5.5	3,729	14.39

Total	9,940	19.5	13,236	51.07
NET INCOME	$12,983	25.6%	$17,287	$66.71

* Departmental expenses expressed as a percentage of departmental revenues

[1] Per Available Room

[2] Per Occupied Room

10-year Forecast of Income and Expense - The Westin Hotel - Chicago

Fiscal Year:	1999/00		2000/01		2001/02		2002/03

Number of Rooms:	751		751		751		751
Occupied Rooms:	194,622		194,622		194,622		194,622
Occupancy:	71.0%		71.0%		71.0%		71.0%
Average Rate:	$166.52		$174.81		$182.56		$189.86
		% of		% of		% of		% of
	$ (000s)	Gross	$ (000s)	Gross	$ (000s)	Gross	$ (000s)	Gross

DEPARTMENTAL REVENUE
Rooms	$32,408	70.3%	$34,022	72.1%	$35,530	72.4%	$36,951	72.5%
Food	6,328	13.7	5,900	12.5	6,077	12.4	6,259	12.3
Beverage	1,752	3.8	1,298	2.8	1,337	2.7	1,377	2.7
Telephone	1,537	3.3	1,583	3.4	1,631	3.3	1,680	3.3
Garage	1,195	2.6	1,231	2.6	1,268	2.6	1,306	2.6
F&B Other	1,610	3.5	1,658	3.5	1,708	3.5	1,759	3.5
Other Income	1,300	2.8	1,462	3.1	1,501	3.1	1,578	3.1

Total	46,130	100.0	47,154	100.0	49,052	100.0	50,910	100.0
DEPT. EXPENSES*
Rooms	7,739	23.9	7,971	23.4	8,210	23.1	8,457	22.9
Food & Beverage	6,868	85.0	6,011	83.5	6,191	83.5	6,377	83.5
Telephone	434	28.2	447	28.2	460	28.2	474	28.2
Garage	445	37.2	458	37.2	472	37.2	486	37.2
Other Income	78	6.0	83	5.7	85	5.7	89	5.6

Total	15,564	33.7	14,970	31.7	15,418	31.4	15,883	31.2
DEPT. INCOME	30,566	66.3	32,184	68.3	33,634	68.6	35,027	68.8
UNDISTRIBUTED OPER. EXPENSES
Admin. & General	3,504	7.6	3,429	7.3	3,543	7.2	3,658	7.2
Management Fee	1,615	3.5	1,650	3.5	1,717	3.5	1,782	3.5
Marketing	3,201	6.9	3,289	7.0	3,398	6.9	3,508	6.9
PO&M	1,878	4.1	1,838	3.9	1,899	3.9	1,960	3.8
Energy	1,149	2.5	1,126	2.4	1,161	2.4	1,196	2.3

Total	11,347	24.6	11,332	24.1	11,718	23.9	12,104	23.7
HOUSE PROFIT	19,219	41.7	20,852	44.2	21,916	44.7	22,923	45.1
FIXED EXPENSES
Property Taxes	3,490	7.6	3,595	7.6	3,703	7.5	3,814	7.5
Insurance	420	0.9	432	0.9	445	0.9	459	0.9
Reserve for Repl.	2,307	5.0	2,358	5.0	2,453	5.0	2,546	5.0
Equipment & Other Rent	294	0.6	303	0.6	312	0.6	321	0.6
Incentive Management Fees	1,530	3.3	724	1.5	2,657	5.4	2,800	5.5

Total	8,041	17.4	7,412	15.6	9,570	19.4	9,940	19.5
NET INCOME	$11,178	27.6%	$13,440	30.1%	$12,346	30.7%	$12,983	31.1%

[Additional columns below]
[Continued from above table, first column(s) repeated]

Fiscal Year:	2003/04		2004/05		2005/06

Number of Rooms:	751		751		751
Occupied Rooms:	194,622		194,622		194,622
Occupancy:	71.0%		71.0%		71.0%
Average Rate:	$195.56		$201.42		$207.47
		% of		% of		% of
	$ (000s)	Gross	$ (000s)	Gross	$ (000s)	Gross

DEPARTMENTAL REVENUE
Rooms	$38,059	72.5%	$39,201	72.5%	$40,377	72.5%
Food	6,447	12.3	6,640	12.3	6,839	12.3
Beverage	1,418	2.7	1,460	2.7	1,504	2.7
Telephone	1,730	3.3	1,782	3.3	1,835	3.3
Garage	1,345	2.6	1,385	2.6	1,427	2.6
F&B Other	1,812	3.5	1,867	3.5	1,923	3.5
Other Income	1,632	3.1	1,699	3.1	1,751	3.1

Total	52,443	100.0	54,034	100.0	55,656	100.0
DEPT. EXPENSES*
Rooms	8,710	22.9	8,972	22.9	9,241	22.9
Food & Beverage	6,568	83.5	6,765	83.5	6,968	83.5
Telephone	488	28.2	503	28.2	518	28.2
Garage	501	37.2	516	37.3	531	37.2
Other Income	91	5.6	94	5.5	97	5.5

Total	16,358	31.2	16,850	31.2	17,355	31.2
DEPT. INCOME	36,085	68.8	37,184	68.8	38,301	68.8
UNDISTRIBUTED OPER. EXPENSES
Admin. & General	3,768	7.2	3,881	7.2	3,997	7.2
Management Fee	1,836	3.5	1,891	3.5	1,948	3.5
Marketing	3,613	6.9	3,722	6.9	3,834	6.9
PO&M	2,019	3.8	2,080	3.8	2,142	3.8
Energy	1,232	2.3	1,269	2.3	1,307	2.3

Total	12,468	23.7	12,843	23.7	13,228	23.7
HOUSE PROFIT	23,617	45.1	24,341	45.1	25,073	45.1
FIXED EXPENSES
Property Taxes	3,928	7.5	4,046	7.5	4,168	7.5
Insurance	473	0.9	487	0.9	501	0.9
Reserve for Repl.	2,622	5.0	2,702	5.0	2,783	5.0
Equipment & Other Rent	331	0.6	340	0.6	351	0.6
Incentive Management Fees	2,885	5.5	2,975	5.5	3,064	5.5

Total	10,239	19.5	10,550	19.5	10,867	19.5
NET INCOME	$13,378	31.1%	$13,791	31.1%	$14,206	31.1%

[Additional columns below]
[Continued from above table, first column(s) repeated]

Fiscal Year:	2006/07		2007/08		2008/09

Number of Rooms:	751		751		751
Occupied Rooms:	194,622		194,622		194,622
Occupancy:	71.0%		71.0%		71.0%
Average Rate:	$213.69		$220.10		$226.70
		% of		% of		% of
	$ (000s)	Gross	$ (000s)	Gross	$ (000s)	Gross

DEPARTMENTAL REVENUE
Rooms	$41,589	72.5%	$42,836	72.5%	$44,121	72.5%
Food	7,045	12.3	7,256	12.3	7,474	12.3
Beverage	1,550	2.7	1,596	2.7	1,644	2.7
Telephone	1,890	3.3	1,947	3.3	2,005	3.3
Garage	1,469	2.6	1,514	2.6	1,559	2.6
F&B Other	1,980	3.5	2,040	3.5	2,101	3.5
Other Income	1,796	3.1	1,842	3.1	1,890	3.1

Total	57,319	100.0	59,031	100.0	60,794	100.0
DEPT. EXPENSES*
Rooms	9,518	22.9	9,804	22.9	10,098	22.9
Food & Beverage	7,177	83.5	7,392	83.5	7,614	83.5
Telephone	533	28.2	549	28.2	566	28.2
Garage	547	37.2	564	37.3	581	37.3
Other Income	100	5.6	103	5.6	106	5.6

Total	17,875	31.2	18,412	31.2	18,965	31.2
DEPT. INCOME	39,444	68.8	40,619	68.8	41,829	68.8
UNDISTRIBUTED OPER. EXPENSES
Admin. & General	4,117	7.2	4,241	7.2	4,368	7.2
Management Fee	2,006	3.5	2,066	3.5	2,128	3.5
Marketing	3,949	6.9	4,067	6.9	4,189	6.9
PO&M	2,207	3.9	2,273	3.9	2,341	3.9
Energy	1,346	2.3	1,387	2.3	1,428	2.3

Total	13,625	23.8	14,034	23.8	14,454	23.8
HOUSE PROFIT	25,819	45.0	26,585	45.0	27,375	45.0
FIXED EXPENSES
Property Taxes	4,293	7.5	4,421	7.5	4,554	7.5
Insurance	516	0.9	532	0.9	548	0.9
Reserve for Repl.	2,866	5.0	2,952	5.0	3,040	5.0
Equipment & Other Rent	361	0.6	372	0.6	383	0.6
Incentive Management Fees	3,155	5.5	3,248	5.5	3,344	5.5

Total	11,191	19.5	11,525	19.5	11,869	19.5
NET INCOME	$14,628	31.0%	$15,060	31.0%	$15,506	31.0%

* Departmental expenses expressed as a percentage of departmental revenues

HVS International, San Francisco, California	Income Capitalization Approach 115

Capitalization of Net Income Into Market Value Estimate

The forecasted net income has been converted into an estimate of market value by a discounted cash flow, mortgage-equity capitalization technique. It is the opinion of the appraisers that this technique is most appropriate for valuing the subject property in that it mirrors the actions of hotel investors who will typically leverage their purchases with borrowed capital. Equity generally makes up a smaller percentage (25% to 40%) and mortgage financing makes up the majority (60% to 75%) of the purchase price. The amounts and terms of available mortgage financing and the rates of return that are required to attract sufficient equity capital form the basis for allocating the net income between the mortgage and equity components and deriving a value estimate.

Other investment parameters used by the appraisers in the income capitalization approach include an overall capitalization rate and total property yield, or “free and clear” discount rate. A terminal capitalization rate is utilized to calculate the property’s reversionary sales proceeds at the end of the assumed 10-year holding period in the discounted cash flow analysis. Once the value of the property is estimated via the mortgage-equity capitalization technique, the appraisers perform analyses to cross-check the appropriateness of the value estimate based upon other market derived parameters. The overall capitalization rate equating the subject’s first year’s net income to the estimated market value is compared with overall rates derived from comparable hotel sales. The total property yield, which is the discount rate equating the hotel’s forecasted net income before debt service to the estimated market value, is also compared with total property yields derived from comparable hotel sales.

Selection of Valuation Parameters

Mortgage Component

Data for the mortgage component may be developed from statistics of actual hotel mortgages made by long-term permanent lenders. The American Council of Life Insurance, which represents 20 large life insurance companies, publishes quarterly information pertaining to the hotel mortgages issued by its member companies. The following table summarizes the average mortgage interest rates of the hotel loans made by these lenders. In addition, the A corporate bond yield (as reported by Moody’s Bond Record) is shown for the purpose of comparison.

HVS International, San Francisco, California	Income Capitalization Approach 116

Average Interest Rate and A Corporate Bond Yield

		Average A
	Average	Corporate
Period	Interest Rate	Bond Yield

2nd Quarter 1998	7.44%	6.98%
1st Quarter 1998	7.26	7.00
4th Quarter 1997	7.65	7.46
3rd Quarter 1997	8.44	7.42
2nd Quarter 1997	8.85	7.84
1st Quarter 1997	8.25	7.71
4th Quarter 1996	9.49	7.54
3rd Quarter 1996	8.96	7.90
2nd Quarter 1996	8.82	7.93
1st Quarter 1996	7.79	7.37
4th Quarter 1995	8.44	7.28
3rd Quarter 1995	8.61	7.67
2nd Quarter 1995	9.25	7.87
1st Quarter 1995	9.14	8.50
3rd Quarter 1994	9.64	8.48
2nd Quarter 1994	9.38	8.28

Sources: American Council of Life Insurance; Moody’s Bond Record

Because of the six- to nine-month lag time inherent in reporting and publishing hotel mortgage statistics, it is necessary to update this information to reflect current lending practices. Research by HVS International indicates that there is a close mathematical relationship between the average interest rate of a hotel mortgage and the concurrent yield on an A corporate bond. Through a regression analysis, this relationship is expressed as follows.

Y = 2.585847 + 0.796744 X

Where:	Y X	= =	Estimated Hotel/Motel Mortgage Interest Rate Current Average A Corporate Bond Yield (Coefficient of correlation is 96.4%)

Interest rates have fluctuated in recent months. The average yield on A corporate bonds, as reported by Moody’s Bond Record, for January 19, 1999, was 6.65%. Using a factor of 6.65% in the above equation produces an estimated hotel/motel interest rate (Y) of 7.88%.

HVS International, San Francisco, California	Income Capitalization Approach 117

In addition to the mortgage interest rate estimate derived from this regression analysis, HVS International constantly monitors the terms of hotel mortgage loans made by our institutional lending clients. In the current market, hotel projects are typically able to secure mortgage financing at interest rates ranging from 8.0% to 9.5%, depending on the location, affiliation, operator, and loan-to-value ratio. According to our discussions with lenders and brokers, current interest rates for lodging properties range from 250 to 400 basis points over the corresponding yield on U.S. treasury notes. The current 10-year treasury note yield is 4.83%, indicating an interest rate range from 7.33% to 8.83%. Alternately, the current 30-year treasury note yield is 5.30%, indicating an interest rate range from 7.80% to 9.30%.

Based on the preceding analysis of the current lodging industry mortgage market and adjustments for specific factors such as the property’s location and local hotel market conditions, it is our opinion that an 8.5% interest, 25-year amortization mortgage with a 0.096627 constant is appropriate for the subject property. We are of the opinion that a loan-to-value ratio of 65% of the hotel’s market value as determined by this appraisal is attainable in the current lending environment. A direct correlation between the interest rate and the loan-to-value ratio exists, where at a lower interest rate, a lower loan-to-value ratio is applied.

Equity Component

The remaining capital required for a hotel investment generally comes from the equity investor. The rate of return that an equity investor expects over a 10-year holding period is known as the equity yield. Unlike the equity dividend, which is a short-term rate of return, an equity yield specifically considers a long-term holding period (generally 10 years), annual inflation-adjusted cash flows, property appreciation, mortgage amortization, and proceeds from a sale at the end of the holding period.

It is difficult to quantify the rate of return required by equity investors who are seeking to purchase hotel properties. To establish an appropriate equity yield rate, HVS International uses two sources of data: hotel sales and investor surveys.

Hotel Sales - In the following chart, equity yield rates pertaining to the sales of various hotels are detailed, as well as total property yields (i.e., discount rates) and overall capitalization rates based on the forecasted net income for the first projection year. HVS International appraised each of these hotels prior to sale and derived the following indicators based on actual sales price and our forecast of net income. Debt component variables (interest rate and loan-to-value ratio) are based on those assumed for the respective appraisals. Note that a discussion of the discount rates and overall capitalization rates is also included in the following narrative.

HVS International, San Francisco, California	Income Capitalization Approach 118

Summary of Derived Rates and Yields

						Overall Rate Based on
						Net Operating Income
				Total
		No. of	Date	Property	Equity	Stabilized	Historical	Projected
Hotel	City and State	Rooms	of Sale	Yield	Yield	Year	Year	Year One

Grand Wailea Resort	Maui, HI	761	12/98	12.6%	20.3%	9.0%	6.6%	6.6%
Hotel Rex	San Francisco, CA	94	11/98	11.7	17.4	9.5	6.5	9.6
Ritz-Carlton Hotel	San Francisco,CA	336	9/98	11.1	17.2	8.9	7.1	8.1
Richelieu Hotel	San Francisco, CA	157	6/98	11.4	17.4	9.2	7.3	8.1
Loews Santa Monica	Santa Monica, CA	343	3/98	7.1	4.5	6.6	5.1	7.0
Sheraton Fisherman’s Wharf	San Francisco, CA	524	2/98	11.6	17.2	9.4	9.6	8.6
Bell Rock Inn	Sedona, AZ	174	2/98	8.7	9.3	7.9	6.8	9.9
Hyatt Regency	Savannah, GA	346	1/98	12.3	18.5	9.8	9.8	10.1
Harrisburg Marriott	Harrisburg, PA	348	1/98	14.3	22.7	11.6	8.7	10.2
Residence Inn	Bellevue, WA	120	1/98	9.9	10.9	8.6	10.5	10.1
Holiday Inn	Beachwood, OH	174	1/98	11.5	14.9	9.4	11.2	9.7
Residence Inn	Tukwila, WA	144	1/98	8.5	6.7	8.0	8.6	8.5
Residence Inn	San Diego, CA	144	1/98	14.4	24.0	11.4	9.5	12.4
Residence Inn	Sacramento, CA	126	1/98	13.1	20.5	10.7	8.5	11.0
Hilton Suites	Romulus, MI	151	12/97	10.9	14.3	9.3	8.5	8.7
Westin Arizona Biltmore	Phoenix, AZ	620	12/97	5.4	N/A	5.8	6.2	6.0
Chateau Inn	Fresno, CA	78	12/97	8.0	5.7	9.4	8.0	9.6
Picadilly Inn University	Fresno, CA	190	12/97	12.4	16.6	10.5	5.5	10.2
Picadilly Inn Airport	Fresno, CA	185	12/97	7.9	5.7	8.0	3.4	8.1
Picadilly Inn Shaw	Fresno, CA	196	12/97	14.5	22.6	11.7	8.7	10.4
Governor Morris Hotel	Morristown, NJ	198	10/97	12.4	16.2	9.9	4.7	10.0
DoubleTree Hotel	Chesterfield, MO	223	9/97	12.3	17.7	11.2	8.3	11.2
Ritz-Carlton	Amelia Island, FL	449	9/97	7.0	0.6	7.0	6.6	6.8
DoubleTree Post Oak	Houston, TX	449	9/97	13.4	19.8	10.6	8.6	10.2
Sheraton Hotel	Concord, CA	323	9/97	9.9	12.4	8.9	7.7	7.8
Grand Hotel	Cape May, NJ	165	8/97	18.8	33.2	14.9	14.4	15.3
Hotel Del Coronado	Coronado, CA	691	8/97	11.4	17.2	8.1	4.7	7.2
Courtyard by Marriott	Orange, OH	113	7/97	12.1	16.4	10.3	10.2	10.6
Holiday Inn Westlake	Westlake, OH	266	7/97	12.0	16.4	9.8	10.8	10.1
Radisson Inn	Beachwood, OH	196	7/97	12.6	17.8	10.1	10.7	10.4
Radisson Inn	Akron, OH	130	7/97	11.5	15.0	9.6	8.9	8.9
Ramada Hotel	So. San Francisco, CA	175	7/97	13.1	19.0	12.7	7.6	7.7
Holiday Inn	So. San Francisco, CA	224	7/97	13.8	21.9	10.4	9.1	11.7
Ambassador West	Chicago, IL	219	7/97	13.4	20.1	10.7	7.2	9.5
Westin Tabor Center	Denver, CO	420	6/97	12.8	19.9	10.3	8.3	9.8
DoubleTree Resort	Cathedral City, CA	300	6/97	11.3	14.8	10.1	N/A	6.0
Westin Hotel	Indianapolis, IN	573	6/97	17.5	30.2	13.2	12.5	13.2
Holiday Inn	Birmingham, AL	227	5/97	25.9	48.4	22.5	8.7	14.3
Days Inn Bay Bridge	Emeryville, CA	154	4/97	10.9	13.7	10.5	8.7	7.04
Sheraton Park Place	St. Louis Park, MN	297	4/97	14.1	20.9	11.4	6.0	6.5

Source: HVS International

\

HVS International, San Francisco, California	Income Capitalization Approach 119

Investor Surveys - We have also reviewed four recent investor surveys: Korpacz Real Estate Investor Survey for the third quarter of 1998; Landauer Hospitality Services’ Hotel Investment Outlook for 1998; CRE/RERC Real Estate Report for the fourth quarter of 1998; and CB Commercial’s National Investor Survey for the second quarter of 1998. The measured yields and other parameters vary from survey to survey, but include equity yield rates (alternately known as “leveraged” yield rates), discount rates (alternately known as “free and clear” equity internal rates of return), and terminal capitalization rates (alternately known as “exit” or “reversion” capitalization rates). The following chart summarizes the range of equity yield, total property yield, and terminal capitalization rates indicated by the hotel sales and the investor surveys for full-service hotels. The averages for each survey are listed directly underneath the ranges.

Summary of Investor Parameters

	Equity Yield Rate	Discount Rate	Terminal Rate	Overall Rate
Source	Average	Average	Average	Average
HVS/Hotel Sales	0.6% - 48.4%	5.4% - 25.9%	NR	2.2% - 14.4%
Average *	17.54%	12.43%		9.50%
Landauer Survey	NR	12.75%	10.16%	9.98%
Full-Service Hotels - 1998
Korpacz Survey		9.0% - 16.0%	8.0% - 12.0%	8.0% - 12.0%
Full-Service Hotels -	NR	13.00%	10.24%	9.56%
3rd Quarter, 1998
CRE/RERC Real Estate Report	NR	11.5% - 13.0%	10.0% - 14.0%	9.5% - 12.0%
All Hotels -		12.20%	11.10%	10.10%
4th Quarter, 1998
CB Commercial Survey	NR	11.3% - 16.0%	9.5% - 11.5%	8.5% - 10.9%
Class A - 2nd Quarter, 1998		12.80%	10.40%	9.60%

NR = Not reported by Survey
*	Average overall rate is based on historical net income

Equity Yield Rate

Among the surveys, equity yield rates range from 0.6% to 48.4%, with the average at 17.54%. Our selection of an equity yield rate is based on the

HVS International, San Francisco, California	Income Capitalization Approach 120

assumed debt parameters, the risk inherent in achieving the projected income stream, and the age, condition, and location of the subject property. Considering the preceding considerations and giving significant weight to the subject property’s prime location along Michigan Avenue, and its improving profitable performance, it is our opinion that the equity market would require a 19.0% return over an assumed 10-year holding period. Implicit in the equity yield rate is the anticipated receipt of all future before-tax benefits accruing to the equity position, which include increasing annual dividends resulting from inflation and, ultimately, equity build-up resulting from property appreciation and debt amortization.

Discount Rate

Among the sales data and surveys, discount rates range from 5.4% to 25.9%, with survey averages clustered around 12.2% to 13.0%. As will be proven later in this section, the assumed debt and equity rates of return result in a discount rate of 13.02%. Both the applied equity yield rate and the imputed discount rate are considered to be appropriate for the fee simple and leased fee interest in the proposed subject property.

Terminal Capitalization Rate

Inherent in this valuation process is the assumption of a sale at the end of the 10-year holding period. The estimated reversionary sales price as of this date is calculated by capitalizing the 11th year’s net income by an overall terminal capitalization rate. An allocation for the seller’s brokerage and legal fees is deducted from this sales price, and the net proceeds to the equity interest (also known as the equity residual) are calculated by deducting the outstanding mortgage balance from the reversion. Among the surveys, terminal capitalization rates range from 8.0% to 14.0%, with survey averages between 10.16% and 11.1% for full-service hotels. Based on the subject property’s strong location, age, condition, recent renovations, and chain affiliation, we have applied a terminal capitalization rate of 10.0%.

Valuation of Mortgage and Equity Components

The valuation of the mortgage and equity components is accomplished through use of an algebraic equation that calculates the exact amount of debt and equity that the hotel will be able to support based on the anticipated cash flow and the specific return requirements demanded by the mortgage lender (interest rate) and the equity investor (equity yield).

HVS International, San Francisco, California	Income Capitalization Approach 121

An explanation of this equation, called the Simultaneous Valuation Formula10, is included in the addenda to this report.

Using the variables summarized above, we estimate the “as is” market value of the fee simple interest in the subject property via the income capitalization approach, as of February 1, 1999 to be $100,851,000, or say, $100,900,000. The “as is” market value reflects the deduction of $16,600,000 in capital improvements. As mentioned previously in the “Description of the Improvements” section of the report, a total of $17,000,000 in capital expenditures has been budgeted in 1999 and 2000. We have deducted a total of $16.567 million from the subject property’s “as improved” value, reflecting $5.75 million spend in 1999 and $11.25 million discounted for one year at a safe rate of return of 4.0%. This expenditure is considered necessary to achieve the operating results projected in this appraisal.

Proof of Value

The “as improved” value is mathematically proven by calculating the yields to the mortgage and equity components during the projection period. If the mortgagee achieves an 8.5% yield and the equity yield is 19.0% then the preceding value conclusion via the income capitalization approach is correct.

The annual debt service is calculated by multiplying the mortgage component by the mortgage constant.

Mortgage Component (65%)	$76,322,000
Equity Component (35%)	41,096,000

Total	$117,418,000

Mortgage Component	$76,322,000
Mortgage Constant	0.096627

Annual Debt Service	$7,374,785

The 11-year forecast of net income and 10-year forecast of net income to equity are presented in the following table.

[10] Suzanne R. Mellen, CRE, MAI. “Simultaneous Valuation: A New Technique.” Appraisal Journal. April 1983.

11-Year Forecast of Net Income and 10-Year Forecast of Net Income to Equity

	1999/00	2000/01	2001/02	2002/03	2003/04

Occupancy	71%	71%	71%	71%	71%
Average Rate	$166.52	$174.81	$182.56	$189.86	$195.56
Net Income Before
Debt Service	$11,178	$13,440	$12,346	$12,983	$13,378
Less: Debt Service	7,375	7,375	7,375	7,375	7,375

Net Income to Equity	$3,803	$6,065	$4,971	$5,608	$6,003
Debt Coverage Ratio	1.52	1.82	1.67	1.76	1.81
Cash-on-Cash Return	9.3%	14.8%	12.1%	13.6%	14.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

Occupancy	71%	71%	71%	71%	71%	71%
Average Rate	$201.42	$207.47	$213.69	$220.10	$226.70	$233.50
Net Income Before
Debt Service	$13,791	$14,206	$14,628	$15,060	$15,506	$15,966
Less: Debt Service	7,375	7,375	7,375	7,375	7,375

Net Income to Equity	$6,416	$6,831	$7,253	$7,685	$8,131
Debt Coverage Ratio	1.87	1.93	1.98	2.04	2.10
Cash-on-Cash Return	15.6%	16.6%	17.6%	18.7%	19.8%

HVS International, San Francisco, California	Income Capitalization Approach 123

The debt coverage ratio and cash-on-cash return calculated in the first projection year are both considered acceptable and attractive returns in the current market. The net proceeds to equity upon sale of the property are determined by deducting sales expenses (brokerage and legal fees) and the outstanding mortgage balance.

The equity residual at the end of the 10th year is calculated by deducting brokerage and legal fees and the mortgage balance from the reversionary value. The reversionary value is calculated as the 11th year’s net income capitalized by the terminal capitalization rate. The calculation is shown as follows.

Reversionary Value ( $15,966,000 /0.1000 )	$159,660,000
Less:
Brokerage and Legal Fees	4,790,000
Mortgage Balance	62,409,000

Net Sale Proceeds to Equity	$92,461,000

The overall property yield (before debt service), the yield to the lender, and the yield to the equity position have been calculated by computer with the following results.

Overall Property Yields

		Projected Yield
		(Internal Rate of Return)
Position	Value	Over 10-Year Holding Period

Total Property	$117,418,000	13.0%
Mortgage	76,322,000	8.4 *
Equity	41,096,000	19.0

*Whereas the mortgage constant and value are calculated on the basis of monthly mortgage payments, the yield in this proof assumes single annual payments. As a result, the proof’s derived yield is slightly less than that actually input.

Based on the quality of the subject property, its location and competitive environment, and all factors having an impact on the economic viability of the project, we believe that these internal rates of return are reasonable. The discounted cash flow procedure substantiating the yield to each position is presented as follows.

HVS International, San Francisco, California	Income Capitalization Approach 124

Total Property Yield

	Net Income before		Present Worth of $1		Discounted
Year	Debt Service		Factor @ 13.0%		Cash Flow

1999/00	$11,178,000	x	0.884791	=	$9,890,000
2000/01	13,440,000	x	0.782854	=	10,522,000
2001/02	12,346,000	x	0.692662	=	8,552,000
2002/03	12,983,000	x	0.612861	=	7,957,000
2003/04	13,378,000	x	0.542254	=	7,254,000
2004/05	13,791,000	x	0.479781	=	6,617,000
2005/06	14,206,000	x	0.424506	=	6,031,000
2006/07	14,628,000	x	0.375599	=	5,494,000
2007/08	15,060,000	x	0.332326	=	5,005,000
2008/09	170,376,000 *	x	0.294039	=	50,097,000

			Total Property Value		$117,419,000

* 10th year net income of	$15,506,000	plus sales proceeds of	$154,870,000

Mortgage Component Yield

	Total Annual		Present Worth of $1		Discounted
Year	Debt Service		Factor @ 8.4%		Cash Flow

1999/00	$7,375,000	x	0.922253	=	$6,802,000
2000/01	7,375,000	x	0.850551	=	6,273,000
2001/02	7,375,000	x	0.784423	=	5,785,000
2002/03	7,375,000	x	0.723437	=	5,335,000
2003/04	7,375,000	x	0.667192	=	4,921,000
2004/05	7,375,000	x	0.615320	=	4,538,000
2005/06	7,375,000	x	0.567481	=	4,185,000
2006/07	7,375,000	x	0.523361	=	3,860,000
2007/08	7,375,000	x	0.482671	=	3,560,000
2008/09	69,783,000 *	x	0.445145	=	31,064,000

			Value Of Mortgage Component		$76,323,000

* 10th year debt service of	$7,375,000	plus outstanding mortgage balance of	$62,409,000

HVS International, San Francisco, California	Income Capitalization Approach 125

Equity Component Yield

	Net Income		Present Worth of $1		Discounted
Year	to Equity		Factor @ 19.0%		Cash Flow

1999/00	$3,803,000	x	0.706170	=	4,283,000
2000/01	6,065,000	x	0.706170	=	4,283,000
2001/02	4,971,000	x	0.593422	=	2,950,000
2002/03	5,608,000	x	0.498676	=	2,797,000
2003/04	6,003,000	x	0.419057	=	2,516,000
2004/05	6,416,000	x	0.352150	=	2,259,000
2005/06	6,831,000	x	0.295925	=	2,021,000
2006/07	7,253,000	x	0.248677	=	1,804,000
2007/08	7,685,000	x	0.208973	=	1,606,000
2008/09	100,593,000 *	x	0.175608	=	17,665,000

	Value of Equity Component				$41,097,000

* 10th year net income to equity of	$8,131,000	plus sales proceeds of	$92,462,000

Overall
Capitalization Rates

The following chart shows how overall capitalization rates for the subject property have been derived based on our estimate of market value via the income capitalization approach. Note that in the following chart, historical 1998 net income has been adjusted to reflect a management fee equal to 3.5% of total revenues and a reserve for replacement equal to 5.0% of total revenues, consistent with the premise of the forecast. Also, the stabilized year’s net income has been deflated to first-year dollars at the underlying 3.0% inflation rate.

HVS International, San Francisco, California	Income Capitalization Approach 126

Overall Capitalization Rates

	Net Operating	Overall
Year	Income	Capitalization Rate

1998 Historical	$12,202,000	10.4%
1999/00 Forecast	11,178,000	9.5
Deflated Stabilized 1999 Dollars	12,668,000	10.8

The overall capitalization rates are supported by the previously noted market data. In the review of rates of return derived from hotel sales and surveys, the overall capitalization rates based on first-year net income ranged from 2.2% to 14.4%, with the averages forming a tighter range from 9.5% to 10.1%. On the whole, given the hotel’s prominent location in downtown Chicago, the planned renovations and investments made to the property, and the hotel’s strong brand affiliation, the rates are considered appropriate for a hotel such as the subject property.

Conclusion

Utilizing the income capitalization approach, the subject property was valued by estimating the present worth of future net income before debt service and depreciation for a 10-year period. Projections were prepared through an analysis of historical income, an analysis of the subject’s competitive environment, and comparisons with comparable operations. To convert the forecasted income stream into an estimate of value, the net income was allocated to mortgage and equity components based on market rates of return and loan-to-value ratios. Using the variables summarized above, we estimate the “as is” market value of the fee simple interest in the subject property via the income capitalization approach, as of February 1, 1999 to be $100,851,000, or say, $ 100,900,000. The “as is” market value reflects the deduction of $16,600,000 in capital improvements. This expenditure is considered necessary to achieve the operating results projected in this appraisal.

HVS International, San Francisco, California	Cost Approach 127

13. Cost Approach

The cost approach is founded on the principle of substitution, which implies that no prudent person will pay more for a property than the amount for which a site can be acquired and a building constructed of equal desirability and utility without undue delay. The cost approach estimates market value by first calculating the current cost of replacing the improvements. Appropriate deductions are made for depreciation resulting from physical deterioration and functional and external obsolescence. The value of the land is added to the depreciated replacement cost to provide an estimate of market value.

As addressed in prior sections of this report, the cost approach has limited utility in the valuation of existing hotels. The quantification of external and incurable functional obsolescence is based on numerous subjective adjustments. It is our experience that knowledgeable purchasers of complex hotel properties are more concerned with the economics of the investment. For an existing property such as the subject property, the cost approach has little significance. In light of its minimal value and the difficulty in quantifying the varying sources of depreciation, we have not applied the cost approach for this analysis. We have, however, used the cost approach to value the subject property’s personal property, as follows.

Personal Property

Personal property is an integral part of a transient lodging facility. Without furniture, fixtures, and equipment, a hotel could not operate its facilities and rent its guestrooms, and thus would not be able to generate any income attributable to the real property. Personal property and real property are uniquely combined in a hotel; unlike an office or other commercial building, a hotel would have to close its doors without furniture, fixtures, and equipment.

The physical separation of personal property from real property in a hotel is a theoretical issue rather than a practical matter. Lodging facilities are generally sold with their furniture, fixtures, and equipment in place. While a lender may be restricted from financing the purchase of personal

HVS International, San Francisco, California	Cost Approach 128

property, without personal property a hotel’s real property would have little value.

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), the appraisers have delineated the market value of the subject’s personal property. The removal of personal property from a hotel for sale would result in a very minimal sales price. Furniture, fixtures, and equipment, once installed, depreciate very rapidly. Most furnishings in a hotel can command little more than a salvage value substantially lower than the original cost when sold separately from the improvements.

The following table sets forth a depreciation schedule developed by HVS International for determining the market value, or “value in exchange,” of a hotel’s furniture, fixtures, and equipment. The depreciation estimates represent the average depreciation applicable to the entirety of a hotel’s personal property, and are applied to the original cost of furniture, fixtures, and equipment.

Furniture, Fixtures, and Equipment Depreciation Schedule

Average Age (Years)	Percent Depreciated

1	40%
2	60
3	70
4	75
5	80
6	85
7	89
8	92
9	95
10	98

Source: HVS International

The subject property’s furniture, fixtures, and equipment are estimated to be, on average, five years old. The current replacement cost of the hotel’s furniture, fixtures, and equipment is estimated to be $35,000 per room, or a total of $26,290,000. Applying the five-year depreciation factor of 80% to the $26,290,000 depreciable base results in an estimated market value of the hotel’s personal property of $5,257,000, or roundly $5,300,000.

The personal property of a lodging facility may alternately be valued as a critical component of an ongoing business. The “value in use” recognizes that the personal property of a hotel has an economic value greater than

HVS International, San Francisco, California	Cost Approach 129

its salvage value due to its contribution to the income generating capability of the property as a whole.

An estimation of the value of personal property in use is also based upon an appraiser’s judgment of the average age or remaining life of a hotel’s personalty. This approach recognizes that the personal property will continue to contribute to the value of the total property until it is retired and replaced. This contrasts with market or salvage value which considers the personal property to be separate from the improvements for sale.

The depreciated book value of a hotel’s personal property provides a basis for determining the value of furniture, fixtures, and equipment, because it considers the original cost and annual book depreciation of the personalty. However, the actual years remaining in the life of a hotel’s furniture, fixtures, and equipment are generally greater than that expressed in the depreciation schedule utilized for tax purposes. The longevity of personal property depends upon its original quality and durability, timeliness of style, and consistent cleaning and maintenance. The valuation of personal property in use requires that the depreciated book value be adjusted to reflect the appraisers’ judgment of the condition and remaining useful life of a hotel’s furniture, fixtures, and equipment.

Based upon our inspection of the subject property, we estimate the value in use of the subject’s personal property to be roughly 10% of the total value. Applying the ratio to the “as is” market value of the subject property of $100,900,000 equates to a value in use of roundly $10,100,000. Thus, the estimated value of the subject’s personal property, as both “value in exchange” and “value in use,” is estimated as follows.

Estimates of Personal Property Value
Value in Exchange:	$5,300,000
Value in Use:	10,100,000

HVS International, San Francisco, California	Sales Comparison Approach 130

14. Sales Comparison Approach

The sales comparison approach estimates the value of a property by comparing it to similar properties recently sold or being offered in the open market. Market value is indicated by the price at which equally desirable properties have sold, or for which they can be purchased. The sales comparison approach is based on the principle of substitution, which asserts that when a property is replaceable, its value is limited to the cost of acquiring an equally desirable substitute (assuming that no costly delay is incurred in making the substitution).

Hotel real estate investors typically do not employ the sales comparison approach in reaching their final purchase decisions. Factors such as the numerous insupportable adjustments that are necessary and the general inability to determine the true financial terms and human motivations of comparable transactions often make the results of the sales comparison approach questionable. Although the sales comparison approach may provide a range of values that supports the final estimate of value, reliance on this approach beyond the establishment of broad parameters is rarely justified by the quality of the sales data.

Hotel Sales
Overview

The market for hotel investments nationwide has recently slowed due to a reduction in both equity and debt capital available for real estate acquisitions. Many hotel buyers and conduit lenders have withdrawn from the market due to the downturn in lodging REIT and C-Corp. stock prices and the uncertainty of the capital markets. It is unclear at this time whether the market is experiencing a temporary lull or whether we are at the start of a prolonged downturn. Hotel market lenders and investors with whom we speak regularly indicate that they are taking a “wait and see” approach until the capital market normalizes. Despite these factors, the underlying performance of the lodging industry in the United States is still extremely strong. With less capital available for new hotel construction, the lodging industry should be able to weather any future economic recession with only a minor contraction in earnings. Private equity capital and traditional debt from commercial banks and credit companies are expected to continue to fuel hotel transactions over the near

HVS International, San Francisco, California	Sales Comparison Approach 131

term until conduit lenders and public lodging companies return to the market.

Comparable
Sales Data

Based on data provided by the Hospitality Market Data Exchange and compiled by the six offices of HVS International, and discussions with real estate professionals in the Chicago area, we have identified six transactions involving hotels that have some degree of comparability to the subject property; each of the transactions involves downtown Chicago properties. The sales are presented in order of recency, as follows.

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Summary of Sales

Sale #1:

Property:	Westin Chicago River North
Location:	320 N. Dearborn Street
Chicago, Illinois
Number of Rooms:	424
Date of Sale:	January 1999
Grantor:	Sumitomo Life Realty, Inc.
Grantee:	Lend Lease Real Estate Investments, Inc.
Sales Price:	$91,000,000
Price per Room:	$215,000
Interest Conveyed:	Fee simple
Comments:	This property originally opened as the Hotel Nikko in 1987. The hotel was developed by Japan Airlines Development Co. for reportedly $70 million in a highly leveraged deal. In late 1996, Sumitomo Life took over the property and reflagged it as a Westin. The property is located just north of the Chicago River and features 424 guestrooms, including 17 suites, a restaurant and lounge, 25,800 square feet of meeting space, a fitness room, and business center. Lend Lease had been the asset manager of the property prior to its sale.

HVS International, San Francisco, California	Sales Comparison Approach 133

Sale #2:

Property:	Summerfield Suites
Location:	166 East Superior Street
Chicago, Illinois
Number of Rooms:	120
Date of Sale:	March 1998
Grantor:	Summerfield Suites Corporation
Grantee:	Hospitality Properties Trust
Sales Price:	$15,806,760
Price per Room:	$131,723
Interest Conveyed:	Fee simple
Confirmed by:	Laura Dolan, property management
Comments:	This property, which was built in 1980, is located two blocks east of the “Magnificent Mile.” The 120-unit, all-suite property features a restaurant, a lounge, a business center, an outdoor swimming pool, a fitness center, and approximately 1,500 square feet of meeting space. The suites range from studio units to one-bedroom and executive suites; most units feature a small kitchen facility. The property was last renovated in 1995.

HVS International, San Francisco, California	Sales Comparison Approach 134

Sale #3:

Property:	Swissotel
Location:	323 East Wacker Drive
Chicago, Illinois
Date of Sale:	August 1997
Grantor:	American National Bank & Trust
Grantee:	BRE / Swiss L.L.C.
Number of Rooms:	630
Sales Price:	$125,000,000 (including a planned $12-million renovation)
Price per Room:	$198,412
Interest Conveyed:	Fee simple
Confirmed by:	Tim Mitchell, property management
Comments:	The Swissotel Chicago, which is located at the Illinois Center, offers 630 guestrooms, including 36 suites. In 1998, the Swissotel Chicago completed a $12-million renovation of its guestrooms, business center, and meeting rooms. The first phase of the two-phase renovation was completed in April 1996, coinciding with the opening of the hotel’s Palm Restaurant. The second phase consisted of refurbishing all 630 rooms and suites with new wall coverings, floor coverings, and furniture. Overall, the property features two restaurants, a lounge, a rooftop health club with swimming pool and whirlpool, and ± 28,000 square feet of meeting space.

HVS International, San Francisco, California	Sales Comparison Approach 135

Sale #4:

Property:	Radisson Hotel
Location:	160 East Huron Street
Chicago, Illinois
Date of Sale:	July 1997
Grantor:	American Realty Company
Grantee:	CapStar Hotel Company
Number of Rooms:	341
Sales Price:	$46,000,000 (includes $1.3 million in capital expenditures)
Price per Room:	$134,897
Interest Conveyed:	Fee simple
Confirmed by:	CapStar Hotel Company (SEC: 10-Q)
Comments:	This primary competitor of the subject property is located a half-block off North Michigan Avenue. The Radisson Hotel & Suites is a 40-story, mixed-use hotel and office tower, comprising a 341-room hotel, 93,000 square feet of office space, and a 170-space parking facility. Built in 1971, the property has undergone $11 million in renovations during the past two years, which included a major refurbishment of the exterior of the building and replacement of soft- and casegoods in hotel guestrooms and suites. Upgrades were also made to the leased restaurant and lounge, ± 18,000 square feet of meeting space, and a rooftop pool. While the hotel is in very good physical condition, approximately $1.3 million will be spent on interior and exterior renovations to complement CapStar’s marketing and operating strategy. This property was sold in connection with the Georgetown Inn in Washington, D.C., a 95-room luxury boutique hotel.

HVS International, San Francisco, California	Sales Comparison Approach 136

Sale #5:

Property:	Embassy Suites
Location:	600 North State Street
Chicago, Illinois
Date of Sale:	March 1997
Grantor:	Koar-Shaw Chicago Investment, Ltd.
Grantee:	Interstate Hotels
Number of Rooms:	358
Sales Price:	$67,000,000
Price per Room:	$187,151
Interest Conveyed:	Fee simple
Confirmed by:	Lisa O’Connor at Interstate Hotels
Comments:	The Chicago Embassy Suites is a full-service, upscale hotel located at the intersection of Ontario and State Streets in the River North district. The 11-story, 358 two-room suites hotel opened in 1991 and has approximately 9,700 square feet of meeting space. The hotel will remain an Embassy Suites and Interstate will manage the property.

HVS International, San Francisco, California	Sales Comparison Approach 137

Sale #6:

Property:	The Allerton Hotel
Location:	701 North Michigan Avenue
Chicago, Illinois
Number of Rooms:	383
Date of Sale:	January 1997
Grantor:	Allerton Hotel Partnership
Grantee:	Bristol Hotel Company
Sales Price:	$62,000,000 (including $27 million renovation)
Price per Room:	$161,880
Interest Conveyed:	Fee simple
Confirmed by:	Shirley Zlotky, Bristol Hotel Company
Comments:	The 383-room Allerton Hotel is a historic property that was built in 1923. Bristol Hotel Company purchased the property and has made an additional $41,000,000 investment to upgrade the aged hotel and add 60 additional guestrooms. The completed hotel is expected to include a fitness center, a full-service restaurant and lounge/bar, as well as ± 15,000 square feet of meeting space. The renovated hotel is estimated to open in June 1999 as a Crowne Plaza hotel. This property was considered in our analysis as a new, competitive addition to supply.

HVS International, San Francisco, California	Sales Comparison Approach 138

Review of Sales

The unadjusted sales prices from the six transactions range from roundly $131,700 to $215,000 per room. The high end of the range is formed by the sale of the Westin Chicago River North, which sold in January 1999. The low end of the range is formed by the Summerfield Suites, which sold in March 1998. This property, originally built in 1980, is located two blocks from the shopping area of Michigan Avenue. The recent sale of the Westin River North is considered the most applicable of the comparable sales for deriving a value estimate of the subject property.

To account for the subject property’s incentive management fee, we have deducted roundly $31,000 per room from the comparable hotel sales, as detailed in the following table.

Incentive Management Fee Deduction (000s)

Incentive Mgmt. Fee - Stabilized Year	$2,800
Deflated Stabilized (@3.0%)	2,488
Overall Cap. Rate	10.8%

Direct Cap Incentive Management Fee	$230
Per Room (751 rooms)	$0

The resulting comprable hotel sales range from $101,000 to $186,000 per room, following the adjustment for the subject property’s incentive management fee.

Conclusion

We were able to research six sales of hotels that have a high degree of comparability to the subject property. Based on the preceding data, we conclude the “as is” market value ranges from $100,000 to $185,000 per room for the subject property. Multiplying this per-room value conclusion by the subject property’s room count, 751, renders a total value range conclusion of roundly $75,000,000 to $139,000,000 via the sales comparison approach. The income capitalization approach indicates a value of $100,900,000, or $134,300 per room, which falls in the middle of this range due.

HVS International, San Francisco, California	Reconciliation of Value Indications 139

15. Reconciliation of Value Indications

The reconciliation, which is the last step in the appraisal process, involves summarizing and correlating the data and procedures employed throughout the analysis. The final value conclusion is arrived at after reviewing the estimates indicated by the cost, sales comparison, and income capitalization approaches. The relative significance, applicability, and defensibility of each indicated value are considered, and the greatest weight is given to that approach deemed most appropriate for the property being appraised. The purpose of this report is to estimate the market value of the fee simple interest in the subject property; our appraisal involves a careful analysis of the property itself and the economic, demographic, political, physical, and environmental factors that influence real estate values. Based on the data set forth in this report, the following value indications were developed.

Approach	Value Indication

Cost	Not Applicable
Sales Comparison	$75,000,000 to $139,000,000
Income Capitalization	$100,900,000

Cost Approach

Because the cost approach does not reflect the economic factors that motivate knowledgeable hotel investors (i.e., projected net income and return on investment), the cost approach is given limited weight in the valuation of income-producing properties. Furthermore, the difficulty in estimating and substantiating a number of highly subjective variables (such as effective age, accrued depreciation, and the remaining economic life of the improvements) limits the applicability of the cost approach as an effective valuation method. Moreover, lodging facilities are rarely sold or purchased on the basis of depreciated cost. Considering the property’s age and condition, we consider this approach inapplicable in the valuation of the subject property.

HVS International, San Francisco, California	Reconciliation of Value Indications 140

Sales Comparison Approach

The sales comparison approach uses actual sales of similar properties to provide an indication of the subject property’s value. Although we have investigated a number of sales in an attempt to develop a range of value indications, several adjustments are necessary to render these sales prices applicable to the subject property. The adjustments, which tend to be subjective, diminish the reliability of the sales comparison approach; furthermore, typical hotel investors employ a sales comparison procedure only to establish broad value parameters.

Income Capitalization Approach

To estimate the subject property’s value via the income capitalization approach, we have analyzed the local market for transient accommodations, examined the competitive environment, projected occupancy and average rate levels, and developed a forecast of income and expense that reflects anticipated income trends and cost components through a stabilized year of operation. The subject property’s projected net income before debt service was allocated to the mortgage and equity components based on market rates of return and loan-to-value ratios. Through a discounted cash flow and income capitalization procedure, the value of each component was calculated; the total of the mortgage and equity components equates to the value of the property.

Our nationwide experience indicates that the procedures used in estimating market value by the income capitalization approach are comparable to those employed by the hotel investors who constitute the marketplace. For this reason, we believe that the income capitalization approach produces the most supportable value estimate, and it is given the greatest weight in our final estimate of the subject property’s market value.

Value Conclusion

Careful consideration has been given to the strengths and weaknesses of the three approaches to value discussed above. In recognition of the purpose of this appraisal, we have given primary weight to the value indicated by the income capitalization approach. Based on our analysis, it is our opinion that the “as is” market value of the fee simple interest in the The Westin Hotel – Chicago, as of February 1, 1999, is:

$100,900,000

ONE HUNDRED MILLION NINE HUNDRED THOUSAND DOLLARS

HVS International, San Francisco, California	Statement of Assumptions and Limiting Conditions 141

16. Statement of Assumptions and Limiting Conditions

1.	This report is to be used in whole and not in part.

2.	No responsibility is assumed for matters of a legal nature, nor do we render any opinion as to title, which is assumed to be marketable and free of any deed restrictions and easements. The property is valued as though free and clear unless otherwise stated.

3.	There are no hidden or unapparent conditions of the property, sub-soil or structures, such as underground storage tanks, that would render it more or less valuable. No responsibility is assumed for these conditions or any engineering that may be required to discover them.

4.	Other than discussed in the report, we have not considered the existence of potentially hazardous materials used in the construction or maintenance of the building, such as asbestos, urea formaldehyde foam insulation, pesticides, lead-based paints, or PCBs, nor have we considered the presence of any form of toxic waste. The appraisers are not qualified to detect any hazardous substances and urge the client to retain an expert in this field if desired.

5.	We have made no survey of the property, and assume no responsibility in connection with such matters. Sketches, photographs, maps, and other exhibits are included to assist the reader in visualizing the property. It is assumed that the use of the land and improvements is within the boundaries of the property described, and that there is no encroachment or trespass unless noted.

6.	All information, financial operating statements, estimates, and opinions obtained from parties not employed by HVS International

HVS International, San Francisco, California	Statement of Assumptions and Limiting Conditions 142

are assumed to be true and correct. We can assume no liability resulting from misinformation.

7.	Unless noted, we assume that there are no encroachments, zoning violations, or building violations encumbering the subject property.

8.	The property is assumed to be in full compliance with all applicable federal, state, local, and private codes, laws, consents, licenses, and regulations (including a liquor license where appropriate), and that all licenses, permits, certificates, franchises, and so forth can be freely renewed or transferred to a purchaser.

9.	All mortgages, liens, encumbrances, leases, and servitudes have been disregarded unless specified otherwise.

10.	No portions of this report may be reproduced in any form without our permission, and the report cannot be disseminated to the public through advertising, public relations, news, sales, or other media.

11.	We are not required to give testimony or attendance in court by reason of this analysis without previous arrangements, and only when our standard per diem fees and travel costs are paid prior to the appearance.

12.	If the reader is making a fiduciary or individual investment decision and has any questions concerning the material presented in this report, it is recommended that the reader contact us.

13.	We take no responsibility for any events or circumstances that take place subsequent to either the date of value or the date of our field inspection, whichever occurs first.

14.	The quality of a lodging facility’s on-site management has a direct effect on a property’s economic viability and value. The financial forecasts presented in this analysis assume responsible ownership and competent management. Any variance from this assumption may have a significant impact on the projected operating results and value estimate.

15.	The estimated operating results presented in this report are based on an evaluation of the overall economy, and neither take into account nor make provision for the effect of any sharp rise or

HVS International, San Francisco, California	Statement of Assumptions and Limiting Conditions 143

decline in local or national economic conditions. To the extent that wages and other operating expenses may advance during the economic life of the property, we expect that the prices of rooms, food, beverages, and services will be adjusted to at least offset these advances. We do not warrant that the estimates will be attained, but they have been prepared on the basis of information obtained during the course of this study and are intended to reflect the expectations of typical investors.

16.	This analysis assumes continuation of all Internal Revenue Service tax code provisions as stated or interpreted on either the date of value or the date of our field inspection, whichever occurs first.

17.	Many of the figures presented in this report were generated using sophisticated computer models that make calculations based on numbers carried out to three or more decimal places. In the interest of simplicity, most numbers have been rounded to the nearest tenth of a percent. Thus, these figures may be subject to small rounding errors.

18.	Although this analysis employs various mathematical calculations to provide value indications, the final estimate is subjective and may be influenced by our experience and other factors not specifically set forth in this report.

19.	Any distribution of the total value between the land and improvements or between partial ownership interests applies only under the stated use. Moreover, separate allocations between components are not valid if this report is used in conjunction with any other analysis.

20.	The Americans with Disabilities Act (ADA) became effective on January 26, 1992. We have conducted no specific compliance survey to determine whether the subject property is in conformity with the various detailed requirements of the ADA. It is possible that the property does not comply with the requirements of the act, and this could have an unfavorable effect on the property value. Because we have no direct evidence regarding this issue, our estimate of value does not consider possible non-compliance with the ADA.

HVS International, San Francisco, California	Statement of Assumptions and Limiting Conditions 144

21.	This study was prepared by HVS International, a division of M&R Valuation Services, Inc. All opinions, recommendations and conclusions expressed during this assignment have been rendered by the staff of M&R Valuation Services, Inc., acting solely as employees and not as individuals.

22.	Our forecast and valuation is predicated upon the continued management of the property by Westin Hotels and Resorts upon hypothetical sale.

23.	We assume that the potential “Y2K problem” will have no negative impact on the operation of the subject property. Any departure from this assumption may have a significant influence on our conclusions.

HVS International, San Francisco, California	Certification 145

17. Certification

We, the undersigned appraisers, hereby certify:

1.	that the statements and opinions presented in this report, subject to the limiting conditions set forth, are correct to the best of our knowledge and belief;

2.	that Stephen L. Chan personally inspected the property described in this report; Suzanne R. Mellen, CRE, MAI, did not inspect the property but did participate in the analysis and review;

3.	that the appraisers have extensive experience in the valuation of hotels and believe that they are competent to undertake this appraisal;

4.	that we have no current or contemplated interests in the real estate that is the subject of this report;

5.	that we have no personal interest or bias with respect to the subject matter of this report or the parties involved;

6.	that this report sets forth all of the limiting conditions (imposed by the terms of this assignment) affecting the analyses, opinions, and conclusions presented herein;

7.	that the fee paid for the preparation of this report is not contingent upon the amount of the value estimate;

8.	that this report has been prepared in accordance with and is subject to the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute;

9.	that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;

HVS International, San Francisco, California	Certification 146

10.	that this report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice (as adopted by the Appraisal Foundation);

11.	that no one other than the undersigned prepared the analyses, conclusions, and opinions concerning real estate that are set forth in this appraisal report;

12.	that as of the date of this report, Suzanne R. Mellen, CRE, MAI, has completed the requirements of the continuing education program of the Appraisal Institute;

13.	that this appraisal is not based on a requested minimum value, a specific value, or the approval of a loan;

14.	that our engagement in this assignment was not contingent upon the development or reporting of predetermined results.

/s/ Stephen L. Chan
Stephen L. Chan, as an employee of
M&R Valuation Services, Inc.

/s/ Suzanne R. Mellen
Suzanne R. Mellen, CRE, MAI, as an
employee of M&R Valuation Services, Inc.

HVS International, San Francisco, California	Addenda

Addenda

Explanation of Simultaneous Valuation Formula
Engagement Letter
Legal Description
Appraiser’s State of Illinois Temporary License
Synopsis of Hotel Management Agreement
Synopsis of Restaurant Letter of Intent
Photographs of Subject Property

HVS International, San Francisco, California	Simultaneous Valuation Formula

Explanation of the Simultaneous Valuation Formula

The algebraic equation known as the simultaneous valuation formula, which solves for the total property value using a 10-year mortgage and equity technique, was developed by Suzanne R. Mellen, CRE, MAI, Managing Director of the San Francisco office of HVS International. A complete discussion of the technique is presented in her article entitled, “Simultaneous Valuation: A New Technique.”17

The process of solving for the value of the mortgage and equity components begins by deducting the annual debt service from the projected income before debt service, leaving the net income to equity for each year. The net income as of the 11th year is capitalized into a reversionary value using the terminal capitalization rate. The equity residual, which is the total reversionary value less the mortgage balance at that point in time and less any brokerage and legal costs associated with the sale, is discounted to the date of value at the equity yield rate. The net income to equity for each projection year is also discounted back to the date of value. The sum of these discounted values equals the value of the equity component. Because the equity component comprises a specific percentage of the total value, the value of the mortgage and the total property can be computed easily. This process can be expressed in two algebraic equations that set forth the mathematical relationships between the known and unknown variables using the following symbols.

[17]	Suzanne R. Mellen. “Simultaneous Valuation: A New Technique,” Appraisal Journal, April, 1983.

HVS International, San Francisco, California	Simultaneous Valuation Formula

NI	=	Net income available for debt service

V	=	Value

M	=	Loan-to-value ratio

f	=	Annual debt service constant

n	=	Number of years in the projection period

de	=	Annual cash available to equity

dr	=	Residual equity value

b	=	Brokerage and legal cost percentage

P	=	Fraction of the loan paid off during the projection period

fp	=	Annual constant required to amortize the entire loan during the projection period

Rr	=	Overall terminal capitalization rate that is applied to net income to calculate the total property reversion (sales price at the end of the projection period)

1/Sn	=	Present worth of $1 factor (discount factor) at the equity yield rate

Using these symbols, the following formulas can be used to express some of the components of this mortgage and equity valuation process.

Debt Service – A property’s debt service is calculated by first determining the mortgage amount that equals the total value (V) multiplied by the loan-to-value ratio (M). Debt service is derived by multiplying the mortgage amount by the annual debt service constant (f). The following formula represents debt service.

f x M x V = Debt Service

Net Income to Equity (Equity Dividend) – The net income to equity (de) is the property’s net income before debt service (NI) less debt service. The following formula represents the net income to equity.

NI - (f x M x V) = de

Reversionary Value – The value of the hotel at the end of the tenth year is calculated by dividing the 11th-year net income before debt service (NI11)

HVS International, San Francisco, California	Simultaneous Valuation Formula

by the terminal capitalization rate (Rr). The following formula represents the property’s tenth-year reversionary value.

(NI11/Rr) = Reversionary Value

Brokerage and Legal Costs – When a hotel is sold, certain costs are associated with the transaction. Normally, the broker is paid a commission and the attorney collects legal fees. In the case of hotel transactions, brokerage and legal costs typically range from 1% to 4% of the sales price. Because these expenses reduce the proceeds to the seller, they are usually deducted from the reversionary value in the mortgage and equity valuation process. Brokerage and legal costs (b), expressed as a percentage of reversionary value (NI11/Rr), are calculated by application of the following formula.

b (NI11/Rr) = Brokerage and Legal Costs

Ending Mortgage Balance – The mortgage balance at the end of the tenth year must be deducted from the total reversionary value (debt and equity) in order to determine the equity residual. The formula used to determine the fraction of the loan remaining (expressed as a percentage of the original loan balance) at any point in time (P) takes the annual debt service constant of the loan over the entire amortization period (f) less the mortgage interest rate (i), and divides it by the annual constant required to amortize the entire loan during the ten-year projection period (fp) less the mortgage interest rate. The following formula represents the fraction of the loan paid off (P).

(f - i)/(fp - i) = P

If the fraction of the loan paid off (expressed as a percentage of the initial loan balance) is P, then the remaining loan percentage is expressed as 1 - P. The ending mortgage balance is the fraction of the remaining loan (1 - P) multiplied by the initial loan amount (M x V). The following formula represents the ending mortgage balance.

(1 - P) x M x V

Equity Residual Value – The value of the equity upon the sale at the end of the projection period (dr) is the reversionary value less the brokerage and legal costs and the ending mortgage balance. The following formula represents the equity residual value.

HVS International, San Francisco, California	Simultaneous Valuation Formula

(NI11/Rr) - (b (NI11/Rr) - ((1 - P) x M x V) = dr

Annual Cash Flow to Equity – The annual cash flow to equity consists of the equity dividend for each projection year plus the equity residual at the end of the tenth year. The following formula represents the annual cash flow to equity.

NI1 - (f x M x V) = de1

NI2 - (f x M x V) = de2

NI10 - (f x M x V) = de10

(NI11/Rr) - (b (NI11/Rr) - ((1 - P) x M x V) = dr

Value of the Equity – If the initial mortgage amount is calculated by multiplying the loan-to-value ratio (M) by the property value (V), then the equity value is one minus the loan-to-value ratio multiplied by the property value. The following formula represents the value of the equity.

(1 - M) V

Discounting the Cash Flow to Equity to the Present Value – The cash flow to equity in each projection year is discounted to the present value at the equity yield rate (1/Sn). The sum of these cash flows is the value of the equity (1 - M) V. The following formula represents the calculation of equity as the sum of the discounted cash flows.

(de1 x 1/S1) + (de2 x 1/S2) + . . . + (de10 x 1/S10) + (dr x 1/S10) = (1 - M) V

Combining the Equations: Annual Cash Flow to Equity and Discounting the Cash Flow to Equity to the Present Value – The last step is to arrive at one overall equation that shows that the annual cash flow to equity plus the yearly discounting to the present value equals the value of the equity.

((NI1 - (f x M x V)) 1/S1) + ((NI2 - (f x M x V)) 1/S2) + . . .

((NI10 - (f x M x V)) 1/S10) +

(((NI11/Rr) - (b (NI11 /Rr)) - ((1 - P) x M x V)) 1/S10) = (1 -M) V

Because the only unknown in this equation is the property’s value (V), it can be solved readily.

HVS International, San Francisco, California	Simultaneous Valuation Formula

10-Year Projection of Income and Expense – Because the fixed and variable forecast of income and expense is carried out only to the stabilized year, it is necessary to continue the projection to the 11th year. In most cases, net income before debt service beyond the stabilized year is projected at an assumed inflation rate. By increasing a property’s revenue and expenses at the same rate of inflation, net income remains constant as a percentage of total revenue, and the dollar amount escalates at the annual inflation rate. Hotel investors are currently using inflation rates of approximately 3.0% annually. The 10-year forecast of income and expense illustrates the subject property’s net income, which is assumed to increase by 3.0% annually subsequent to the hotel’s stabilized year of operation.

Solving for Value Using the Simultaneous Valuation Formula – In the case of the subject property, the following known variables have been determined.

Table 1: Summary of Known Variables

Interest Rate	i	8.3%
Loan-To-Value Ratio	M	65.0%
Debt Service Constant	f	0.094614
Equity Yield	1/Sn	19.0%
Brokerage and Legal Fees	b	3.0%
Annual Constant Required to Amortize the Loan in 10 Years	fp	0.147183
Terminal Capitalization Rate	Rr	10.00%

The following table illustrates the present worth of a $1 factor at the 19.0% equity yield rate.

HVS International, San Francisco, California	Simultaneous Valuation Formula

Table 2: Present Worth of $1 Factor at the Equity Yield Rate

Present Worth of $1
Fiscal Year	Factor @19.0%

1999/00	0.840340
2000/01	0.706172
2001/02	0.593425
2002/03	0.498679
2003/04	0.419060
2004/05	0.352153
2005/06	0.295928
2006/07	0.248681
2007/08	0.208976
2008/09	0.175611

Using these known variables, the following intermediary calculations must be made before applying the simultaneous valuation formula. The fraction of the loan paid off during the projection period is calculated as follows.

          P = ( 0.094614 - 0.083 ) / ( 0.147183 - 0.083 ) = 0.187282

The annual debt service is calculated as f x M x V.

              (f x M x V) = 0.094614 x 0.65 x V = 0.061499 V

Inserting the known variables into the hotel valuation formula produces the following.

( 11,178,000 -	0.061499 V )	x	0.840336	+
( 13,440,000 -	0.061499 V )	x	0.706165	+
( 12,346,000 -	0.061499 V )	x	0.593416	+
( 12,983,000 -	0.061499 V )	x	0.498669	+
( 13,378,000 -	0.061499 V )	x	0.419049	+
( 13,791,000 -	0.061499 V )	x	0.352142	+
( 14,206,000 -	0.061499 V )	x	0.295918	+
( 14,628,000 -	0.061499 V )	x	0.248671	+
( 15,060,000 -	0.061499 V )	x	0.208967	+
( 15,506,000 -	0.061499 V )	x	0.175602	+

((( 15,966,000 / 0.100 ) - ( 0.03 x ( 15,966,000 / 0.100 )) -

(( 1 - 0.187282 ) x 0.65 x V)) x 0.175602 )= ( 1 - 0.65 )V

HVS International, San Francisco, California	Simultaneous Valuation Formula

Like terms are combined as follows.

$84,053,966 - 0.359605 V	=	(1 - 0.65)V
$84,053,966	=	0.70961 V
V	=	$84,053,966 / 0.70961
V	=	$118,451,688

Total Property Value as Indicated by the Income Capitalization Approach (Say)	=	$118,500,000

This conclusion represents the market value “as improved” before the deduction for capital expenditures.

HVS International, San Francisco, California	Synopsis of Hotel Management Agreement

Synopsis of Hotel Management Agreement

Operator:

Westin Hotel Company

Owners:

909 North Michigan Avenue Corporation, The Westin Chicago Limited Partnership, and Westin Hotels Limited Partnership

Date of Agreement:

August 21, 1986, amended and restated from previous management agreement dated January 1, 1975.

Term:

Until December 31, 2026.

Fees:

Base management fee equal to 3.5% of annual gross revenues.

Annual incentive management fee equal to:

1) 10% of net operating cash flow of WHLP through 1989;

2) 15% in 1990 through 1993;

3) 20% thereafter.

Reserve for Replacement:

1) July 1, 1986 through December 31, 1986	0.2% of gross revenue

2) 1987	2.5% of gross revenue

3) 1988	3.5% of gross revenue

4) 1989 and beyond	4.0% of gross revenue

Assignment:

Subject to certain conditions, so long as no default attributable to Westin has occurred and is continuing, including an event of termination, Westin shall have the right, without owner’s consent, to assign, transfer or convey all or any of its right, title and interest under this agreement:

1) to a Westin affiliate with a net worth of at least $10,000,000;

2) to any successor or assignee of Westin that may result from merger, consolidation, or reorganization; or

3) to another entity that acquires all or substantially all of the business and assets of Westin.

HVS International, San Francisco, California	Synopsis of Hotel Management Agreement

Subject to certain conditions, so long as no default attributable to owner has occurred and is continuing, including an event of termination, owner shall have the right, without Westin’s approval, to assign, transfer or convey its right, title and interest in the hotel and in this agreement to a person or entity:

1) with a material interest in the ownership and/or management of any hotel that, directly or indirectly, is in competition with any of the Westin Hotels; provided however, that this prohibition shall not apply in the event that the assignee is a major U.S. life insurance company, bank, or pension fund, or 50% or greater controlled subsidiary of such an entity; or

2) who or which (after giving effect to such transfer or conveyance) would have a net worth of less than $10,000,000.

HVS International, San Francisco, California	Synopsis of Restaurant Letter of Intent

Synopsis of Restaurant Letter of Intent

Lessor:

The Westin Chicago Limited Partnership

Lessee:

Grill Concepts, Inc.

Date of Letter:

May 20, 1998

Term:

Ten (10) years

Size and Location:

Approximately 6,500 square feet of enclosed space located in the lobby floor of the hotel.

Option Periods:

If gross sales for the lease year ending December 31, 2008 equal or exceeds $5 million, then the leasee shall have the right to renew the lease for a period of five (5) years (the “First Option”).

If gross sales for the lease year ending December 31, 2013 equal or exceeds $6 million, then the leasee shall have the right to renew the lease for a period of five (5) years (the “Second Option”).

Minimum Base Rent:

Initial Ten-Year Term

$18,000 per month ($216,000/yr.), with a credit against the earliest minimum rent due during the first three years equal to $4,167/mo. Minimum rent will be increased on the fifth anniversary by the percentage increase in the CPI, not to exceed 15%.

First Option Period

$23,400 per month ($280,800/yr.)

Second Option Period

$26,100 per month ($313,200/yr.)

Commencement Date:

Minimum base rent shall be due commencing on the earlier of 240 days after delivery of possession, or the day restaurant opens for business.

HVS International, San Francisco, California	Synopsis of Restaurant Letter of Intent

Percentage Rent:

Lessor pays monthly rent of 6% of the first $4 million of gross sales, plus 8% of gross sales over $4 million, exceeds minimum base rent.

Condition of Premises:

Lessor shall deliver the premises as is where is. Lessee will at its expense complete a total demolition and renovation of the premises. Lessor will provide lessee a cash allowance equal to $550,000 for permanent improvement of the premises.

Property Taxes/Utilities:

Triple net

Charge to Guestrooms:

Hotel guests will be able to charge to their hotel portfolios for which the hotel may assess a 2.9% fee.

Operational Matters:

Lessee will make its menu and food and beverage services available to the hotel for room service at a 25% discount from restaurant prices, using restaurant’s china, silver, and glassware.

Illustration: View of Subject Property from Michigan Avenue

Illustration: Front Entrance

Illustration: Registration Area

Illustration: Lobby

Illustration: Chelsea Restaurant and Bar

Illustration: Cafe A La Carte

Illustration: Fitness Room

Illustration: Unfinished 16th-Floor Space

Illustration: Prefunction Meeting Corridor

Illustration: Typical Renovated Guestroom

Illustration: Typical Renovated Guestroom

Illustration: Typical Renovated Guestroom

Illustration: Typical Renovated Guestroom Bath

Illustration: Typical Guestroom Corridor

Illustration:    Typical Unrenovated Guestroom

Illustration:    Typical Unrenovated Guestroom

Illustration: Typical Unrenovated Guestroom Bathroom

HVS International, San Francisco, California	Qualifications

Qualifications

Stephen L. Chan
Suzanne R. Mellen, CRE, MAI

HVS International, San Francisco, California	Qualifications of Stephen L. Chan

Stephen L. Chan

Employment
1995 to present

HVS International
San Francisco, California
Senior Associate
(Hotel/Motel Valuations, Market Studies, Feasibility Reports, and Investment Counseling)

1994

Statler Hotel
Ithaca, New York
Front Office Clerk

1993

Hotel Hyakumangoku
Kaga-shi, Ishikawa-ken, Japan
Front Office Intern

1992

Hong Kong Hyatt Regency
Tsim Sha Tsui, Hong Kong
Front Office Intern

Professional Affiliations

Cornell Hotel Society

Education

BS - School of Hotel Administration, Cornell University

HVS International, San Francisco, California	Qualifications of Stephen L.Chan

Corporate and Institutional
Clients Served

Aetna
AMRESCO CAPITAL
Angeles Mortgage Investment Trust
Archon Financial
Bank of the West
Bankers Trust
BLR Real Estate Partnership
Canadian Imperial Bank of Commerce
Capital Company of America
CIBC Wood Gundy
Chase Real Estate Finance Group
Chase Manhattan
Coopers & Lybrand
Deutsche Morgan Grenfell
EPAM Corporation
Eureka Bank
FINOVA Capital
GMAC Commercial Mortgage Corporation
Host Marriott
Hudson Hotels Corp.
Hypo Securities
International Bank of California
International Bank of Singapore
KeneVentures
Kennedy-Wilson
Larkspur Hospitality LLC
Lehman Brothers
Leisure Sports
Local Federal Bank of South Dakota
Long Term Credit Bank of Japan
Midland Loan Services
Mitsui Trust
Morgan Stanley
Nomura Asset Capital Corporation
OCWEN Financial
ORIX USA
Paine Webber
Pacific Hotel Group
Peninsula Bank of Commerce
Pleasanton Hilton
Sage Hospitality
R.C. Hedreen Co.
Starwood Lodging Corporation
The Bank of New York
TIAA-CREF
Tishman Hotel Corporation
Tokai Bank
Union Bank of California
US Bancorp
Westin Hotels & Resorts
West LB
Yasuda Trust

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Suzanne R. Mellen, CRE, MAI

Employment
1985 to present

HVS INTERNATIONAL
San Francisco, California
Managing Director
(Hotel-Motel Valuations, Market Studies, Feasibility Reports, and Investment Counseling)

1981 to 1985

HOSPITALITY VALUATION SERVICES
Mineola, New York
Director of Consulting and Valuation Services
(Hotel-Motel Valuations, Market Studies, Feasibility Reports, and Investment Counseling)

1980 to 1981

MORGAN GUARANTY TRUST COMPANY
New York, New York
Real Estate Appraiser and Consultant
(Real Estate Investment Valuation and Analysis)

1980

LAVENTHOL & HORWATH
New York, New York
Senior Consultant
(Management Advising Services - Market and Feasibility Studies)

1978 to 1980

HELMSLEY-SPEAR HOSPITALITY SERVICES
New York, New York
Senior Consultant
(Management Advising Services - Market and Feasibility Studies)

1976 to 1978

WESTERN INTERNATIONAL HOTELS
The Plaza, New York City
Management Trainee
(Rooms Operations and Accounting)

1976

HARLEY, LITTLE ASSOCIATES
Toronto, Canada
Junior Consultant
(Food Facilities Design, Market Studies)

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Professional Affiliations

Appraisal Institute - Member (MAI)

•	Board of Directors - San Francisco Bay Area Chapter (1994, 1995)

•	Education Committee Chairperson - Northern California Chapter 11

•	Workshop Committee Chairperson - Northern California Chapter 11

•	Division of Courses - National Committee

•	Continuing Education Committee - New York Committee

•	Director, Real Estate Computer Show - New York Chapter

American Society of Real Estate Counselors - Member (CRE)

•	Vice Chair - Northern California Chapter (1994, 1995)

•	Chair - Northern California Chapter (1996)

National Association of Review Appraisers & Mortgage Underwriters (CRA)

International Society of Hotel Consultants - Member (ISHC)

Cornell Hotel Society

San Francisco Board of Realtors

American Hotel and Motel Association

California Hotel and Motel Association

National Trust for Historic Preservation

Urban Land Institute

Education

BS - School of Hotel Administration, Cornell University

Liberal Arts Undergraduate Study - Carnegie Mellon University

Completion of MAI course work - Appraisal Institute

New York University - School of Continuing Education - Real Estate Division

State Certification

Arizona, California, Colorado, Hawaii, Michigan, Nevada

Teaching and Lecture Assignmments

American Institute of Real Estate Appraisers - Approved Instructor - Hotel/Motel Valuations
California Hotel and Motel Association, 1985 Annual Convention - Development Overview
1995 - Annual Meeting - The Capital Expenditure Requirements
Citibank, N.A. - Hotel/Motel Valuations
Cornell University - Real Estate Finance

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Teaching and Lecture Assignments (cont’d)

Cornell Center for Professional Development - Hotel Workouts
Country Hospitality Conference - Hotel Development Challenges in the Nineties

Econo-Travel Motor Hotel Corp., Annual Financial Seminar - Hotel Valuation
Institute of Property Taxation, 1984 Real Estate Symposium - Simultaneous Valuation
National Association of Review Appraisers and Mortgage Underwriters - Reviewing a Hotel Appraisal Report 1990
National Conference of State Tax Judges - Valuation and the Hospitality Industry
Northwest Center for Professional Development - 1986-87 Hotel Development Seminars
Southhampton College - Feasibility Studies and Appraisals
University of Denver - Hotel/Motel Valuation
American Bar Association - Property Tax ‘92 - Income Approach
UCLA Hotel Industry Investment Conference, 1995, 1996
NYU Hospitality Industry Investment Conference, 1991, 1992, 1993, 1994, 1995
Jeffer, Mangels, Butler & Marmaro Forum - Answers to Three of the Most Provocative Questions in Hotel Valuation Today

Published Articles
The Appraisal Journal

“Simultaneous Valuation: A New Technique,” April 1983

Appraisal Review & Mortgage Underwriting Journal

“How to Review a Hotel Appraisal,” November 1989

California Inntouch Magazine

“Value and Proper Use of Feasibility Studies,” December 1990

The Hotel Valuation Journal

“The Future of Full-Service Hotel Development”

Computer Software
“Simultaneous Capitalization Software”

Software for the capitalization of a variable income stream

Appearance as an Expert Witness

Superior Court of the State of Arizona, County of Maricopa
Superior Court of the State of California, City and County of San Francisco
Superior Court of the State of California, County of Los Angeles (Deposition)
Superior Court of the State of California, County of San Diego, North County

     Branch

Federal Tax Court, New York, New York
U.S. District Court, Eastern District of Arkansas, Little Rock, Arkansas
U.S. District Court, Central District of California (Deposition)
U.S. District Court, Southern District of California
Federal Bureau of Investigation, New York, New York (Deposition)
U.S. Bankruptcy Court, Northern District of California
U.S. Bankruptcy Court, Eastern District of California

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

U.S. Bankruptcy Court, Colorado (Deposition)
U.S. Bankruptcy Court, Southern District of Texas, Houston Division
U.S. Bankruptcy Court, Utah, Salt Lake City
U.S. Bankruptcy Court, Southern District of California
American Arbitration Association, Los Angeles
American Arbitration Association, San Francisco
Tax Appeal Board
Los Angeles County, California
Contra Costa County, California
Orange County, California
San Francisco County, California
San Mateo County, California

Corporate and Institutional Clients Served

Aegon USA Realty Advisors, Inc.
Aetna Life Insurance Co.
Aetna Real Estate Investment
Allied Capital Advisors, Inc.
American Hotels, Inc.
American Realcorp
American Savings and Loan
Amfac Parks & Resorts
AMRESCO
Amstart Group, Inc.
Andrew Daveridge Corp.
ARCON, Inc.
Avista
Bank of America
Bank Boston
The Bank of New York
Bank of Nova Scotia
Bank of San Francisco
Bank of the West
Bankers Trust Company
Banque Nationale de Paris
Barclay’s Bank
The Beacon Companies
Boykin Management Co.
Broad, Schultz, Larson & Wineberg
Burlingame Bank and Trust Comp.
Buss-Shelger Associates
C. A. Rickert & Associates
Caesars World Gaming
Cala Properties
California Federal Bank
California Department of Transportation
Canadian Imperial Bank of Commerce
Carlsbad Estate Holding, Inc.
Carpenters Pension Trust for Southern California
Carroll, Burdick, McDonough
CASC Corporation
Case, Knowlson, Mobley, Burnett and Luber
Central Core Corp.
Champion Development Group
Chartwell Leisure
Chase Manhattan Bank
Chase Real Estate Finance Group
Chemical Bank
CIGNA Capital Advisors, Inc.
Citibank
Citicorp Real Estate, Inc.
City and County of San Francisco
City of Boulder, Colorado
Cleary, Gottlieb, Steen & Hamilton
Coast Commercial Bank
Column Financial, Inc.
Contra Costa County
Coopers & Lybrand
Comerica Bank - California
Commercial Bank of Korea, Ltd.
Coudert Brothers
Credit Lyonnais
Credit Suisse First Boston
Cupertino National Bank and Trust

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Corporate and Institutional Clients Served (cont’d)

Dai-Ichi Kangyo Bank, Ltd.	Hare, Brewer & Kelley, Inc.
Daiwa Bank	Haruyoshi Kanko K.K.
Days Inns	Heller, Ehrman, White & McAuliffe
Deutsche Morgan Grenfell	Heller Real Estate Financial Services
Disney Development Company	The Heymann Group, Inc.
Dollar Savings and Loan	Hibernia Bank
Doubletree Inns	Hodges Ward Elliott
Drury Inns	Holiday Inns
Duckor & Spradling	Hong Kong Bank
EDA, U.S. Government	Hongkong Bank Alliance
EPAM Corporation	Host Marriott
Equitable Real Estate Investment Management	Hotel Investors Trust
E. S. Merriman & Sons	Howard Johnson’s
Estate of James Campbell	Hudson Hotels Corporation
Eureka Bank	Huntington Bank
Exchange Bank	Hyatt Development Corporation
Farmers National Bank	ITT Sheraton Corporation
Fidelity Federal Savings & Loan	Impac Hotel Group
First Boston	Inter-Continental
First Federal Savings and Loan	International Bank of California
First Interstate Bank	International Bank of Singapore
First National Bank	Intracorp Developments, Ltd.
First Security	J.E. Robert Company, Inc.
Fox Hotel Investors	J. W. Colachis Company
Fred Reed & Associates	Japan Airlines
Fiji Bank	Jeffer, Mangels, Butler, & Marmaro
GECC Commercial Real Estate	John B. Coleman & Co.
GMAC Commercial Mortgage Co.	John Q. Hammons
Geller & Company	John Hancock Life Insurance
General Electric Capital Company	Key Bank of New York
Gibraltar Savings and Loan	Key Corporation
Equitable Life Assurance Society	Kwong Hing Investment Center
Gibson, Dunn & Crutcher	Lake County Business Outreach and Response Team
Goldman Sachs	Lankford & Associates
Graham Taylor Hospitality Group	Larkspur Hospitality, LLC
Gray, Cary, Ames & Frye	Latham & Watkins
Gray, Cary, Ware & Freidenrich	Laurence Peters & Co.
Great Eagle Holdins Limited	Lehman Brothers, Inc.
Great Western Bank	Leisure Sports, Inc.
Greenwich Capital Markets	Leonard, Street & Deinard
Greystone	Local Federal Bank, F.S.B.
HMG Lodging Management	Long Term Credit Bank of Japan, Ltd.
HYPO Securities
Hardage Suite Hotels

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Lovitt & Hannan, Inc.	Presideo Group
M&M Development Co.	Property Capital Trust
The Maher Company	Prudential Realty Group
Marriott Hotels	Punjab National Bank
Mellon Bank	Queen Emma Foundation
Mercury Savings and Loan	R.C. Hedreen Co.
Merril Lynch	RT Capital Corporation
Miramar Asset Management, Inc.	Radisson Hospitality Worldwide
Mitsui Trust & Banking Co., Ltd.	Ramada Inns
The Money Store Commercial Mortgage, Inc.	Real Estate Capital Markets
Morgan Guaranty Trust	Red Lion Hotels & Inns
Morgan Stanley & Co.	The RIM Corp.
Morrison & Foerster	Riverboat Delta King, Inc.
NS Development Co.	S.D. Malkin Properties, Inc.
Nations Credit Commercial Corp.	Sage Hospitality Resources
Nations Financial Capital Corp.	San Francisco International Airport
Network Mortgage Services	San Leandro Development Services Department
Nomura Asset Capital Corp.	Seafirst Bank
Nomura Securities International, Inc.	Security Pacific National Bank
Northwinds N.V.	Salomon Brothers
Ny-West Development	Seven Seas Associates, LLC
Ocean Links Corp.	Shearman & Sterling
Octavian, Inc.	Simpson, Thatcher & Bartlett
O’Neill Hotels & Resorts	Société General
ORIX USA Corp.	Solit Interest Group
Orrick, Herrington & Sutcliffe	Sonoma Valley Bank
Outlook Income Fund	Southern California Savings
OZ Resorts and Entertainment	Ssang Yong Engineering and Construction Company, Limited
The Pacific Bank	Starwood Lodging
Pacific Hotel Group	Stephen W. Noey & Associates
Pacific Union Company	Stern & Goldberg
Pannell Kerr Forster	Stonebridge Realty Advisors
Parabas Bank	Strategic Hotel Capital, Inc.
Park Plaza International	Strategic Realty Advisors, Inc.
Patrick M. Nesbitt Associates, Inc.	Streich Lang
Patriot American Hospitality	Suburban Capital Markets, Inc.
Paul, Hastings, Janofsky & Walker	Sumitomo Bank
Peninsula Bank of Commerce	Sunriver Resort
Picadilly Inns
Pillsbury, Madison & Sutro

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Swig Investment Company
TCF Bank
TYBA Group, Inc.
Teachers Insurance and Annuity Association
Three Sisters Resorts
Tipton Management
Tokai Bank
Tom Grant, Jr.
Transamerica Realty Services, Inc.
Travelers Insurance Company
The Travelers Companies
Treadway Hotels
Tully & Wezelman, P.C.
Union Bank
United Pacific Bank
U.S. Bancorp
U.S. Trust Company
VMS Realty
Villa del Lago Associates
W.R.C. Properties, Inc.
Wailua Associates
Wells Fargo Bank, N.A.
Wells Fargo RETECHS
West Coast Bancorp
West LB
Westin Hotels & Resorts
Windsor Capital Group
Wolf, Rifkin & Shapiro
Woodfin Suites Hotel Co.
Wrather Corp.
Yasuda Trust and Banking Co., Ltd.

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

PARTIAL LIST OF HOTELS AND MOTELS APPRAISED OR EVALUATED
BY SUZANNE R. MELLEN, CRE, MAI

ALABAMA

Fairfield Inn, Birmingham
Ramada Inn, Gadsden
Proposed Hotel, Mobile
Fairfield Inn, Montgomery
Holiday Inn, Montgomery
Howard Johnson’s, Montgomery

ALASKA

Best Western Barratt Inn, Anchorage
Clarion Suites Hotel, Anchorage
Hawthorne Suites, Anchorage
Hotel Captain Cook, Anchorage
Northern Lights Hotel, Anchorage
Rose Garden Hotel, Anchorage
Sheraton Anchorage Hotel, Anchorage

ARIZONA

Best Western, Flagstaff
Motel 6, Flagstaff
Rodeway Inn, Flagstaff
Woodlands Plaza Hotel, Flagstaff
Bright Angel Lodge, Grand Canyon
El Tovar Hotel, Grand Canyon
Kachina Lodge, Grand Canyon
Maswik Lodge, Grand Canyon
Moqui Lodge, Grand Canyon
Phantom Ranch, Grand Canyon
Thunderbird Lodge, Grand Canyon
Yavapai Lodge, Grand Canyon
Best Western Green Valley, Green Valley
Hampton Inn-Proposed, Holbrook
Rodeway Inn, Kingman
Nautical Inn, Lake Havasu
Best Western Executive Park Hotel, Phoenix
Bobby McGee’s Conglomeration, Phoenix
Caravan Inn, Phoenix
Crescent Hotel, Phoenix
Doubletree Inn, Phoenix
Embassy Suites-Camelback, Phoenix
Embassy Suites-Camelhead, Phoenix
Fountain Suites Hotel, Phoenix
Granada Royale Camelhead, Phoenix
Holiday Inn, Phoenix
Holiday Inn Crowne Plaza, Phoenix
Hyatt Regency, Phoenix
Knights Inn, Phoenix
Omni Adams Hotel, Phoenix
Quality Inn, Phoenix
Courtyard by Marriott, Scottsdale
Doubletree Inn, Scottsdale
Holiday Inn Old Town, Scottsdale
Marriott Camelback Inn, Scottsdale
Phoenician Resort, Scottsdale
Red Lion-La Posada, Scottsdale
Rodeway Inn, Scottsdale
Scottsdale Conference Resort, Scottsdale
Scottsdale Hilton Resort, Scottsdale
Scottsdale Princess, Scottsdale
Proposed Summerfield Suites, Scottsdale
Sunburst Resort Hotel & Conference Center, Scottsdale
L’Auberge de Sedona, Sedona
Los Abrigados, Sedona
Orchard’s Inn & Grill, Sedona
Motel 6, Sierra Vista
Country Suites Hotel, Tempe
Clarion Tucson, Tucson
Doubletree Inn, Tucson
Loews Ventana Canyon Resort, Tucson
Lodge at Ventana Canyon, Tucson
Proposed Microtel Inn, Tucson
Radisson Suite Hotel, Tucson
Rodeway Inn, Tucson
Shilor Inn, Yuma

ARKANSAS

Hilton, Hot Springs
Holiday Inn, Little Rock
Red Carpet Inn, Little Rock

CALIFORNIA

Radisson Hotel, Agoura Hills
Ramada Inn, Agoura Hills
Anaheim Marriott, Anaheim
Anaheim Park Motor Inn, Anaheim
Best Western Anaheim Inn, Anaheim
Best Western Stovall’s Inn, Anaheim
Best Western Pavillions Inn, Anaheim
Boulevard Inn, Anaheim
Carousel Inn and Suites, Anaheim
Disneyland Hotel, Anaheim
Doubletree Hotel, Anaheim
Golden Forest Motel, Anaheim
Hilton Hotel, Anaheim
Holiday Inn, Anaheim
Howard Johnson Hotel, Anaheim
Jolly Roger, Anaheim
Marriott Courtyard, Anaheim
Pan Pacific Hotel, Anaheim
Pitcairn Inn, Anaheim
Ramada Maingate Hotel, Anaheim
Raffles Inn & Suites, Anaheim
Station Inn, Anaheim
TraveLodge Inn at the Park, Anaheim
WestCoast Anaheim Hotel, Anaheim
Proposed Fairfield Suites, Arcadia
Proposed Hilton Garden Inn, Arcadia
Auburn Inn, Auburn
Sleep Inn, Auburn
Ramada, Augora Hills
Allstar Inn, Bakersfield
Clarion Suites, Bakersfield
Economy Inn, Bakersfield (2)
Marriott Courtyard, Bakersfield
Red Lion Hotel, Bakersfield
Sheraton Hotel, Bakersfield
Hilton Hotel, Baldwin Park
Allstar Inn, Barstow
Economy Inn, Barstow
Holiday Inn Express, Belmont
Proposed Summerfield Suites, Belmont
Berkeley Marina Marriott, Berkeley
Shattuck Hotel, Berkeley
Beverly Hills Country Club, Beverly Hills
Beverly Hilton, Beverly Hills
Beverly Wilshire, Beverly Hills
L’Ermitage, Beverly Hills
Peninsula Beverly Hills, Beverly Hills
Best Western, Big Bear Lake
Motel 6, Big Bear Lake
Proposed hotel, Big Bear Lake
Post Ranch Inn, Big Sur
Ventana Inn, Big Sur
Rodeway Inn, Blythe
Embassy Suites Hotel, Brea
Holiday Inn, Brentwood
Fairfield Inn, Buena Park
Hampton Inn, Buena Park
Marriott Courtyard, Buena Park
Hilton Hotel, Burbank
Ramada Inn, Burbank
Hyatt Regency, Burlingame
Airport Marriott, Burlingame
Radisson Plaza-Proposed, Burlingame

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Good Nite Inn, Buttonwillow
Country Inn, Calabassas
Good Nite Inn, Calabassas
Del Norte Inn, Camarillo
Good Nite Inn, Camarillo
Cambria Pines Lodge, Cambria
Best Western Fireside Inn, Cambria
Campbell Inn, Campbell
Hilton Garden Inn, Campbell
Pruneyard Inn, Campbell
Proposed Hotel, Capitola
Allstar Inn, Carlsbad
Carlsbad Inn, Carlsbad
Inn of America, Carlsbad
La Costa Resort and Spa, Carlsbad
Legoland, Carlsbad
Olympic Resort, Carlsbad
Carmel Mission Inn, Carmel
Carmel Valley Ranch, Carmel
Highlands Inn, Carmel
Proposed Hotel, Casa de Fruta
Doubletree Hotel, Cathedral City
Proposed Hotel, Cathedral City
Royce Hotel, Cathedral City
Sheraton Cerritos Towne Center, Cerritos
Neighborhood Inn-Proposed, Chatsworth
Days Inn, Chico
Holiday Inn, Chico
Proposed Microtel Inn and Suites, Chico
Red Lion Hotel, Chico
Otay Valley Travel Lodge, Chula Vista
Harris Ranch, Coalinga
Howard Johnson’s, Colton
Concord Hilton, Concord
Sheraton Hotel, Concord
Trees Inn, Concord
Motel 6, Corona
Loews Coronado Bay Resort, Coronado
Proposed Hilton Garden Inn, Corte Madera
Ha’Penny Inn, Costa Mesa
Marriott Suites, Costa Mesa
Red Lion Hotel, Costa Mesa
Residence Inn, Costa Mesa
Pacifica Hotel & Conference Center, Culver City
Ramada Inn, Culver City
Hilton Garden Inn, Cupertino
Marriott Courtyard, Cupertino
Ritz-Carlton Laguna Niguel, Dana Point
Proposed Spa, Danville
Furnace Creek Inn, Death Valley
Furnace Creek Resort, Death Valley
Stove Pipe Wells Village, Death Valley
Hilton Hotel, Del Mar
Marriott Resort & Spa, Desert Springs
Days Inn Diamond Bar, Diamond Bar
Best Western, El Toro
Carlos Murphy’s Restaurant, Emeryville
Days Inn, Emeryville
Hardage Suites Hotel Site, Emeryville
Lyon’s Restaurant, Emeryville
Proposed Woodfin Suites, Emeryville
Budget Motel, Encinitas
Marriott Tenaya Lodge, Fish Camp
Proposed Hotel, Folsom
All-Suites-Proposed, Foster City
Clubtel-Proposed, Foster City
Holiday Inn, Foster City
Marriott Courtyard, Foster City
Hilton, Fremont
Marriott Courtyard, Fremont
Motel 6, Fremont
Quality Inn, Fremont
Proposed Westin Clubsport, Fremont
Allstar Inn, Fresno (2)
Chateau Inn, Fresno
Economy Inn, Fresno (2)
Hacienda Resort and Conference Center, Fresno
Holiday Inn, Fresno
Marriott Courtyard, Fresno
Picadilly Inns, Fresno (3)
Travelers Inn, Fresno (3)
Sierra Sport and Racquet Club, Fresno
Griswold’s Hotel, Fullerton
Marriott Hotel, Fullerton
Hyatt Regency-Proposed, Goleta
Motel 6, Gilroy
Red Lion Hotel, Glendale
Ocean Colony Resort, Half Moon Bay
Proposed Healdsburg Plaza Hotel, Healdsburg
Hollywood Clarion Roosevelt, Hollywood
Hollywood Palm Hotel, Hollywood
Waterfront Hilton, Huntington Beach
Grand Champions Resort, Indian Wells
Hilton-Orange County Airport, Irvine
Marriott Courtyard, Irvine
Registry Hotel, Irvine
Amador Inn, Jackson
Proposed Hotel, Kern Co.
Lafeyette Park Hotel, Lafeyette
Surf & Sand Hotel, Laguna Beach
Residence Inn, La Jolla
Scripps Inn, La Jolla
Hilton Lodge, Lake Arrowhead
Lake Arrowhead Resort, Lake Arrowhead
Proposed Hotel, Lake Country
Resort at Squaw Creek, Lake Tahoe
Marriott Courtyard, Larkspur
Proposed 50-Unit Motel, Little Lake
Residence Inn, Livermore
Embassy Suites, Lompoc
Breakers Hotel, Long Beach
Holiday Inn, Long Beach
Holiday Inn - Airport, Long Beach
Hyatt Regency, Long Beach
Marriott Hotel, Long Beach
Residence Inn, Long Beach
West Coast Hotel & Marina, Long Beach
Airport Park Hotel, Los Angeles
Biltmore Hotel, Los Angeles
Checkers Hotel, Los Angeles
Courtyard by Marriott, Los Angeles
Crowne Plaza LAX, Los Angeles
Doubletree Hotel at LAX, Los Angeles
Econolodge-Proposed, Los Angeles
Embassy Suites, Los Angeles
Four Seasons, Los Angeles
Hilton Hotel & Towers, Los Angeles
Hilton LAX, Los Angeles
Holiday Inn Brentwood/Bel Air, Los Angeles
Holiday Inn-LAX, Los Angeles
Holiday Inn Crowne Plaza-LAX, Los Angeles
Holiday Inn Express-Van Nuys, Los Angeles
Hotel Inter-Continental, Los Angeles
Hotel Sofitel Ma Maison, Los Angeles
Marriott Courtyard-LAX, Los Angeles
New Seoul Hotel, Los Angeles
Playa Vista Development, Los Angeles
Proposed Residence Inn Beverly Hills, Los Angeles
Sofitel Ma Maison, Los Angeles
Westin Bonaventure, Los Angeles
Westmoreland Place, Los Angeles
Los Gatos Lodge, Los Gatos
Economy Inns of America Motel, Madera
Marriott Courtyard, Mira Mesa
Barnabey’s Hotel, Manhattan Beach
Doubletree Hotel, Marina del Rey
Holiday Inn Express, Marina del Rey
Marina Suites Hotel, Marina del Rey

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Marina Beach Hotel, Marina del Rey
Marriott Hotel, Marina del Rey
Hill House, Mendocino
Stanford Park Hotel, Menlo Park
Comfort Inn, Millbrae
Candlewood Hotel, Milpitas
Hilton Garden Inn, Milpitas
Holiday Inn, Milpitas
Holiday Inn, Miramar
Motel Orleans, Modesto
Red Lion Hotel, Modesto
Miramar Resort Hotel, Montecito
Doubletree Fisherman’s Wharf, Monterey
Doubletree Inn, Monterey
Monterey Plaza Hotel, Monterey
Sheraton Hotel, Monterey
Inn at Morro Bay, Morro Bay
Proposed Hilton Garden Inn, Mountain View
Proposed Westin ClubSport, Mountain View
Best Western Inn, Napa Valley
Clarion Inn, Napa Valley
Inn at Napa Valley, Napa Valley
Sheraton Inn Napa Valley, Napa
Proposed Windmill Inn, Napa Valley
Silverado, Napa Valley
Newark/Fremont Hilton, Newark
Park Inn, Newark
Hyatt Newporter, Newport Beach
Marriott Suites, Newport Beach
Proposed Newport Coast Development, Newport Beach
Newporter Resort Hotel, Newport Beach
Sheraton Hotel, Newport Beach
Shilo Inn, Oakhurst
Holiday Inn Oakland Airport, Oakland
Parc Oakland Hotel, Oakland
Resort at Squaw Creek, Olympic Valley
Clarion Hotel, Ontario
Holiday Inn, Ontario
Red Lion HoteI,Ontario
Residence Inn, Orange
Woodfin Suites, Orange
Holiday Inn, Oxnard
Proposed hotel, Pacifica
Super 8 Motel, Palmdale
Embassy Suite, Palm Desert
Canyon Resort Hotel, Palm Springs
Desert Princess, Palm Springs
Marriott Rancho Las Palma, Palm Springs
Palm Canyon, Palm Springs
Palm Springs Spa Hotel, Palm Springs
Spa Hotel & Mineral Springs, Palm Springs
Cardinal Hotel, Palo Alto
Holiday Inn, Palo Alto
Stanford Park Hotel, Palo Alto
Stanford Terrace Inn, Palo Alto
Holiday Inn Express, Pasadena
Marriott Courtyard, Pasadena
Hacienda Hotel, Patterson
Proposed hotel and restaurant, Patterson
Cascade Ranch Lodge, Pescadero
Elks Lodge, Petaluma
Beverly Hills Residence Inn, Pico
Best Western Grande Arroyo, Pismo Beach
Proposed Hilton, Pismo Beach
Fairfield Inn, Placentia
Ameri-Suites & Homstead Village, Pleasant Hill
Black Angus Restaurant, Pleasant Hill
Pleasant Hill Inn, Pleasant Hill
Savoy Restaurant, Pleasant Hill
Candlewood Hotel, Pleasanton
Hilton Hotel, Pleasanton
Holiday Inn, Pleasanton
Marriott Courtyard, Pleasanton
Sierra Suites, Pleasanton
Summerfield Suites, Pleasanton
Shilo Inn, Pomona
Country Inn, Port Hueneme
Holiday Inn, Rancho Bernardo
Economy Inn, Rancho Cordova
Hallmark Suites Hotel, Rancho Cordova
Marriott Courtyard, Rancho Cordova
Quality Suites, Rancho Cordova
Marriott’s Rancho Las Palmas,
Rancho Mirage
Grand Manor Inn, Redding
Microtel Inn & Suites, Redding
Motel Orleans East, Redding
Motel 6, Redding
Park Terrace, Redding
Red Lion Inn, Redding
Shasta Inn, Redding
Good Nite Inn, Redlands
Sheraton Redondo Beach, Redondo Beach
Hotel Sofitel at Redwood Shores, Redwood City
Carriage Inn, Ridgecrest
Good Nite Inn, Rohnert Park
Ramada Limited Hotel, Rohnert Park
Red Lion Hotel, Rohnert Park
Mission Inn, Riverside
Allstar Inn, Sacramento (4)
Arco Arena, Sacramento
Proposed Candlewood Hotel, Sacramento
Clarion Hotel, Sacramento
Proposed Convention Hotel, Sacramento
Proposed Docks Hotel, Sacramento
Dodge City Motel, Sacramento
Hilton Hotel, Sacramento
Hilton Inn, Sacramento
Holiday Inn, Sacramento
Hyatt Regency at Capitol Park, Sacramento
Marriott Courtyard, Sacramento
Motel Orleans, Sacramento
Peregrine Real Estate Trust, Sacramento
Radisson Hotel, Sacramento
Red Lion Hotel–Sacramento, Sacramento
Red Lion–Sacramento Inn, Sacramento
Residence Inn South Natomas, Sacramento
Riverboat Delta King, Sacramento
Sacramento Hilton, Sacramento
Sacramento Inn, Sacramento
Sierra Inn, Sacramento
Sterling Hotel, Sacramento
Travelers Inn, Sacramento
Proposed Vizcaya Catering Hall, Sacramento
Woodlake Inn, Sacramento
Proposed 60-Unit Hotel, Sacramento
Marriott Courtyard, San Bruno
Best Western Hanalei, San Diego
Best Western Seven Seas Lodge, San Diego
Carmel Highland Doubletree, San Diego
Clarion Bay View, San Diego
Comfort Inn Old Town, San Diego
Proposed Coutryard, San Diego
Doubletree Hotel at Horton Plaza, San Diego
Embassy Suites–La Jolla, San Diego
Executive Lodge, San Diego
Hanalei Hotel, San Diego
Proposed Hilton Garden Inn, San Diego
Holiday Inn, San Diego
Holiday Inn Express Sea World, San Diego
Hotel Del Coronado
Howard Johnson, San Diego
Hyatt Islandia, San Diego
Hyatt Regency, San Diego
Intercontinental Hotel, San Diego
Kings Inn, San Diego
La Jolla Village Inn, San Diego
Marriott Hotel and Marina, San Diego
Marriott Mission Valley, San Diego

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Marriott Suites, San Diego
Mission Valley Inn, San Diego
Mission Valley Hilton, San Diego
Radisson Hotel, San Diego
Ramada Limited Suites, San Diego
Red Lion Hotel, San Diego
Residence Inn, San Diego
Summer House Inn, San Diego
Sheraton Harbor Island East, San Diego
Sheraton Grand, San Diego
Super 8 Motel-Point Loma, San Diego
Symphony Towers, San Diego
Town and Country Hotel, San Diego
U.S. Grant Hotel, San Diego
Wyndham Emerald Hotel, San Diego
ANA Hotel, San Francisco
Bellevue Hotel, San Francisco
Campton Place, San Francisco
Cartwright Hotel, San Francisco
Chancellor Hotel, San Francisco
The Clift Hotel, San Francisco
Comfort Inn by the Bay, San Francisco
Donatello Hotel, San Francisco
Embarcadero Inn, San Francisco
Fairmont Hotel, San Francisco
Four Seasons Clift, San Francisco
Grand Hyatt, San Francisco
Griffon Hotel, San Francisco
Harbor Court Hotel, San Francisco
Proposed Hilton Garden Inn, San Francisco
Hilton Hotel SFO, San Francisco
Holiday Inn-Civic Center, San Francisco
Holiday Inn-Fisherman’s Wharf, San Francisco
Holiday Inn-Golden Gateway, San Francisco
Holiday Inn-SFO, San Francisco
Holiday Lodge, San Francisco
Hotel Diva, San Francisco
Hotel Griffon & Roti Restaurant, San Francisco
Hotel Nikko, San Francisco
Hotel Rex, San Francisco
Hotel Triton, San Francisco
Hotel Union Square, San Francisco
Howard Johnson’s Pickwick Hotel, San Francisco
Hyatt at Fisherman’s Wharf, San Francisco
Hyatt Regency Embarcadero, San Francisco
Proposed Inn at Fisherman’s Wharf, San Francisco
Inn at the Opera, San Francisco
Juliana Hotel, San Francisco
King George Hotel, San Francisco
Lambourne Hotel, San Francisco
Le Meridien Hotel, San Francisco
The Majestic, San Francisco
Mark Twain Hotel, San Francisco
Marriott Fisherman’s Wharf, San Francisco
Orchard Hotel, San Francisco
Parc Fifty-Five, San Francisco
Park Hyatt, San Francisco
Portman Hotel, San Francisco
Prescott Hotel, San Francisco
Presidio Travelodge, San Francisco
Queen Anne Hotel, San Francisco
Ramada Fisherman’s Wharf, San Francisco
Ramada Hotel, San Francisco
Ramada Plaza Hotel, San Francisco
Regis Hotel, San Francisco
Ritz Carlton-Proposed, San Francisco
San Francisco Airport Hilton, San Francisco
San Francisco Hilton, San Francisco
San Francisco Hotel, San Francisco
San Francisco Marriott, San Francisco
Savoy Hotel, San Francisco
Sheraton Fisherman’s Wharf, San Francisco
Sir Francis Drake Hotel, San Francisco
Stanford Court, San Francisco
Super 8 Motel at Fisherman’s Wharf
Proposed Inn at 2961 Pacific Avenue, San Francisco
Tuscan Inn, San Francisco
Westin St. Francis Hotel, San Francisco
Marriott Courtyard, San Francisco Airport
Fairmont Hotel, San Jose
Holiday Inn, San Jose
Hyatt San Jose, San Jose
Hyatt St. Claire, San Jose
Ramada Renaissance Hotel, San Jose
Red Lion-San Jose, San Jose
Proposed Sierra Suites, San Jose
Islander Lodge Motel, San Leandro
Apple Farm Inn, San Luis Obispo
Embassy Suites Hotel, San Luis Obispo
Pacific Suites Hotel, San Luis Obispo
Twin Oaks Golf Course, San Marcos
Benjamin Franklin Hotel, San Mateo
Dunfey Hotel, San Mateo
Holiday Inn, San Mateo
Holiday Inn Express, San Mateo
Hilton Hotel, San Pedro
Embassy Suites, San Rafael
Marriott Hotel, San Ramon
California Palms, Santa Ana
Compri Hotel, Santa Ana
Embassy Suites, Santa Ana
Executive Inn, Santa Ana
Executive Lodge, Santa Ana
Orange County Ramada Hotel, Santa Ana
Quality Suites, Santa Ana
El Encanto Hotel, Santa Barbara
Fess Parker’s Red Lion Resort, Santa Barbara
Fess Park er’s DoubleTree Resort, Santa Barbara
Santa Barbara Inn, Santa Barbara
San Ysidro Ranch, Santa Barbara
Budget Inn, Santa Clara
Embassy Suites, Santa Clara
Howard Johnson’s Hotel, Santa Clara
Marriott Hotel, Santa Clara
Quality Suites, Santa Clara
Hilton Garden Inn, Santa Clarita
Hilton Town Center, Santa Clarita
Inn at Pasatiempo, Santa Cruz
Dream Inn, Santa Cruz
Motel 6, Santa Maria
Santa Maria Airport Hilton, Santa Maria
Proposed Hotel, San Mateo
Casa Del Mar, Santa Monica
Holiday Inn, Santa Monica
Holiday Inn at the Pier, Santa Monica
Loews Santa Monica Beach Hotel, Santa Monica
Ocean Avenue Hotel, Santa Monica
Proposed EconoLodge, Santa Monica
Park Hyatt Hotel, Santa Monica
Santa Monica Beach Hotel, Santa Monica
Holiday Inn, Santa Nella
Flamingo Hotel, Santa Rosa
Fountain Grove Inn, Santa Rosa
Holiday Inn, Santa Rosa
Days Inn Seaside, Seaside
Embassy Suites, Seaside
Seaside 8, Seaside
Radisson Valley Center Hotel, Sherman Oaks
Ramada Inn, Solana Beach
Danish Country Inn, Solvang
Red Lion Inn, Sonoma
Sonoma Valley Inn, Sonoma
Hardage Suites Hotel Site, Sorrento Mesa
Proposed Woodfin Suites, Sorrento Mesa

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Timberwolf Lodge, South Lake Tahoe
Crown Sterling Suites, South San Francisco
Grosvenor Hotel, South San Francisco
Holiday Inn, South San Francisco
La Quinta Inn, South San Francisco
Proposed 390-room hotel, South San Francisco
Ramada Inn, South San Francisco
Harvest Inn, St. Helena
Meadowood Resort, St. Helena
Motel Orleans, Stockton
Sheraton Hotel-Proposed, Stockton
Stockton Hilton, Stockton
Holiday Inn, Sunnyvale
Neighborhood Suites Hotel, Sunnyvale
The Proposed Grand Hotel, Sunnyvale
Residence Inn Silicon Valley II, Sunnyvale
Sunnyvale Hilton, Sunnyvale
Super 8, Sunnyvale
Good Nite Inn, Sylmar
Embassy Suites-Temecula, Temecula
Temecula Creek Inn & Golf, Temecula
Temecula Inn, Temecula
Hilton Hotel, Torrance
Holiday Inn - Torrance, Torrance
MCA Hotel-Proposed, Universal City
Hilton Garden Inn, Valencia
Holiday Inn, Van Nuys
Hotel Van Nuys, Van Nuys
Habortown Marina Resort, Ventura
Ocean Resorts/Harbortown Hotel, Ventura
Sheraton Hotel, Ventura
Holiday Inn, Walnut Creek
Marriott Hotel, Walnut Creek
Parkside Hotel, Walnut Creek
Proposed Royce Hotel, Walnut Creek
Walnut Creek Marriott, Walnut Creek
Proposed Westin ClubSport, Walnut Creek
Le Bel Age, West Hollywood
Le Dufy, West Hollywood
Le Mondrian, West Hollywood
Le Montrose, West Hollywood
Ramada Hotel, West Hollywood
Microtel Inn & Suites, Willows
Whittier Hilton, Whittier
Woodland Hotel & Conference Center-Proposed, Woodland
Warner Center Marriott, Woodland Hills
Skylonda Retreat, Woodside
Marriott Tenaya Lodge-Proposed, Yosemite
Motel Orleans, Yuba City

COLORADO

Hotel Jerome, Aspen
Hampton Inn, Aurora
Holiday Inn Southeast, Aurora
Downtown Boulder Hotel, Boulder
Hilton Harvest House, Boulder
Holiday Inn, Boulder
Proposed casino hotel, Central City
Best Western Le Baron Hotel, Colorado Springs
Proposed Double Eagle Casino Hotel, Colorado Springs
Embassy Suites, Colorado Springs
Hilton, Colorado Springs
Proposed Double Eagle Casino Hotel, Cripple Creek
Le Baron Hotel, Denver
Brown Palace, Denver
Days Inn-Arapahoe, Denver
Days Inn-Colfax, Denver
Embassy Suites, Denver
Radisson, Denver
Denver Hilton, Englewood
Proposed Summerfield Suites, Greenwood Village
Proposed Hampton Inn, Lakewood
Silvertree Hotel, Snowmass
Wildwood Lodge, Snowmass
Westin Hotel, Vail

CONNECTICUT

Holiday Inn, Darien
Proposed Days Inn, Enfield
Hartford Hilton, Hartford
Motel 6, Hartford
Executive Hotel, Stamford
Harley Hotel, Stamford
Holiday Inn-Crowne Plaza, Stamford
Fairfield Inn, Windsor Locks

DISTRICT OF COLUMBIA

ANA Hotel, Washington
Fairmont Hotel, Washington
Harambee House, Washington
Hyatt Regency, Washington
Ritz-Carlton, Washington
River Inn, Washington
St. James, Washington
Sheraton Washington Hotel, Washington

FLORIDA

Holiday Inn, Altamonte Springs
Embassy Suites, Boca Raton
Petite Suites, Boca Raton
Holiday Inn, Clearwater
Holiday Inn Gulfview, Clearwater
Holiday Inn Surfside, Clearwater Beach
Doubletree Oceanfront, Ft. Lauderdale
Galleria Doubletree Guest Suites, Ft. Lauderdale
Holiday Inn-Airport, Ft. Lauderdale
Holiday Inn-Beach, Ft. Lauderdale
Holiday Inn-North, Ft. Lauderdale
Fairfield Inn, Gainesville
Holiday Inn-Madeira, Madeira Beach
Fairfield Inn, Miami
Holiday Inn-Calder, Miami
Fairfield Inn International, Miami
Fairfield Inn South, Miami
Holiday Inn-International Drive, Orlando
Holiday Inn-Lee Road, Orlando
Peabody Hotel, Orlando
Sheraton Jetport Inn, Orlando
Sheraton Lakeside, Orlando
Holiday Inn, Palm Beach Gardens
Plantation Sheraton Suites, Plantation
Holiday Inn-Lido Beach, Sarasota
Holiday Inn-Airport, Tampa
Ramada Inn, Tampa

GEORGIA

Fairfield Inn Northlake, Atlanta
Proposed Hyatt-Airport, Atlanta
Motel 6, Atlanta
Neighborhood Inn, Atlanta
Stouffer’s Hotel-Proposed, Atlanta
Westin Peachtree Plaza, Atlanta
Fairfield Inn, College Park
Holiday Inn-Crowne Plaza, College Park
Fairfield Inn-Gwinnett, Duluth
Howard Johnson’s Forsyth
Fairfield Inn, Marrietta
Fairfield Inn, Morrow

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Fairfield Inn, Norcross
Motel 6, Norcross
Fairfield Inn, Savannah

HAWAII

Ritz-Carlton Mauna Lani
Royal Sea Cliff Resort, Hawaii
Gateway Hotel, Honolulu
Miramar Hotel, Honolulu
Outrigger East Hotel, Honolulu
Outrigger Waikiki Hotel, Honolulu
Outrigger West Hotel, Honolulu
Sand Villa Hotel, Honolulu
Coco Palms Resort, Kauai
Westin Kauai at Kauai Lagoons Resort, Kauai
Grand Wailea Resort, Maui
Kea Lani Resort, Maui
Maui Lu Resort, Maui
Royal Hawaiian Hotel, Oahu

IDAHO

Motel 6, Coeur d’Alene
Cotton Tree Inn, Pocatello

ILLINOIS

Indian Lakes Resort, Bloomingdale
Jumer’s Chateau, Bloomington
Super 8 Motel, Bloomington
Super 8 Motel, Champagne
Fairmont Hotel, Chicago
Mayfair Regent, Chicago
Proposed Radisson Hotel, Chicago
Westin Hotel, Chicago
Super 8 Motel, Crystal Lake
Super 8 Motel, Decatur
Proposed Hotel, Des Plaines
Radisson Suites, Downers Grove
Hampton Inn, Elk Grove
Holiday Inn, Elmhurst
Orrington Hotel, Evanston
Drury Inn, Fairview Heights
Jumer’s Continental Inn, Galesburg
Fairfield Inn, Hinsdale
Proposed Westin Hotel & ClubSport, Hoffman Estates
Nordic Hills Resort, Itasca
Holiday Inn, Joliet
Fairfield Inn, Lansing
Fairfield Inn, Normal
Fairfield Inn, Peoria
Jumer’s Castle, Peoria
Super 8 Motel, Peru
Fairfield Inn, Rockford
Proposed Woodfin Suites, Schaumberg
DoubleTree Hotel – North Shore, Skokie
Jumer’s Castle, Urbana
Super 8 Motel, Waukegan

INDIANA

Super 8 Motel, Columbus
Fairfield Inn, Fort Wayne
Sheraton Hotel, Gary
Caesars Riverboat Casino Complex-Proposed, Harrison County
Fairfield Inn, Indianapolis
Four Points Sheraton, Indianapolis
Motel 6, Indianapolis
Westin Hotel, Indianapolis
Wyndham Garden Hotel, Indianapolis
Hilton Inn, Jeffersonville
Brown County Inn, Nashville

IOWA

Jumers Castle Lodge, Bettendorf
Holiday Inn, Cedar Falls
Collins Plaza, Cedar Rapids
Fairfield Inn, Cedar Rapids
Fairfield Inn, Clive

KANSAS

Proposed Emerald City Resort, Kansas City
Fairfield Inn, Merriam
Fairfield Inn, Overland Park
Canterbury Inn/Knights Inn, Wichita

KENTUCKY

Holiday Inn-Central, Louisville
Holiday Inn-Northeast, Louisville
Ramada Inn East, Louisville

LOUISIANA

Howard Johnson’s, Alexandria
Embassy Suites, Baton Rouge
Hilton Hotel, Baton Rouge
Horseshoe Casino, Bossier City
Sheraton At New Orleans Airport, Kenner
Fairmont Hotel, New Orleans
Harrah’s Jazz Casino, New Orleans
Hyatt Regency, New Orleans
The Iberville Hotel, New Orleans
Lakeside DoubleTree, New Orleans
The Maison Dupuy, New Orleans
Ramada Inn St. Charles, New Orleans

MAINE

Inn by the Sea, Cape Elizabeth

MARYLAND

Holiday Inn, Aberdeen
Marriott Waterfront Hotel, Annapolis
Maryland Inn, Annapolis
Residence Inn, Bethesda
Best Western Motor Lodge, Chicopee
Abbey, College Park
Holiday Inn, Laurel
Days Inn, Rockville
DoubleTree Hotel, Rockville
Holiday Inn Crowne Plaza, Rockville
Ramada Inn, Rockville

MASSACHUSETTS

Marriott Copley Place, Boston
Meridien Hotel, Boston
Federal House Inn, South Lee
Holiday Inn, Springfield
Sheraton, Sturbridge
Proposed Sierra Suites Hotel, Waltham
Proposed Summerfield Suites Hotel, Waltham
Proposed Sierra Suites Hotel, Woburn

MICHIGAN

Fairfield Inn, Auburn Hills
Super 8 Motel, Battle Creek
Howard Johnson’s, Belleville
Fairfield Inn, Canton
Holiday Inn, Detroit

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Golden Harp-Proposed, Detroit
Radisson Hotel, Farmington Hills
Fairfield Inn, Kalamazoo
Super 8 Motel, Kalamazoo
Embassy Suites-Proposed, Livonia
Embassy Suites, Livonia
Fairfield Inn, Madison Heights
Super 8 Motel, Mount Pleasant
Super 8 Motel, Muskegon
Inn at the Bridge, Port Huron
Fairfield Inn, Romulus
Super 8 Motel, Saginaw
Proposed Woodfin Suites, Southfield
Comfort Suites, Sterling Heights
Holiday Inn, Troy
Fairfield Inn, Warren
Holiday Inn, Warren
Motel 6, Warren
Super 8 Motel, Wyoming

MINNESOTA

Holiday Inn, Duluth
Motel 6, Minneapolis
Proposed Motel, Montevideo
Motel 6, Rochester
Radisson Plaza Hotel, Rochester

MISSISSIPPI

Treasure Bay Hotel & Casino, Biloxi
Motel 6, Hattiesburg
Howard Johnson’s, Jackson
Quality Inn, Oxford
Horseshoe Casino Center, Robinsonville
Sam’s Town Hotel & Gambling Hall Robinsonville

MISSOURI

Fairfield Inn, Hazelwood
Holiday Inn, Kansas City
Sam’s Town Hotel & Gambling Hall, Kansas City
Holiday Inn, Springfield
Clarion Hotel, St. Louis
Executive Inn, St. Louis
Holiday Inn Sports Complex, St. Louis
Sheraton Airport, St. Louis
Proposed Hotel, Unity Village

MONTANA

Holiday Inn, Bozeman
Holiday Inn, Missoula
Red Lion Hotel, Missoula

NEBRASKA

Marriott Hotel, Omaha
Red Lion Inn, Omaha

NEVADA

Ormsby House Hotel and Casino, Carson City
Eldorado Casino, Henderson
Joker’s Wild Casino, Henderson
Airport Inn, Las Vegas
Aladdin Hotel & Casino, Las Vegas
Alexis Park Hotel, Las Vegas
California Hotel & Casino, Las Vegas
Fremont Hotel & Casino, Las Vegas
Proposed Hilton Garden Inn, Las Vegas
Proposed Homewood Suites, Las Vegas
Hotel & Casino El Rancho, Las Vegas
Howard Johnson Hotel & Casino, Las Vegas
Jockey Club, Las Vegas
Paradise Resort Hotel, Las Vegas
Residence Inn, Las Vegas
Sam’s Town Hotel & Gambling Hall, Las Vegas
Stardust Resort and Casino, Las Vegas
Sunrise Hotel & Casino, Las Vegas

NEW JERSEY

Deauville Hotel, Atlantic City
Harrah’s Marina Hotel Casino, Atlantic City
Sands Hotel & Casino, Atlantic City
Tropicana Hotel & Casino, Atlantic City
Cherry Hill Inn, Cherry Hill
Proposed Ramada Inn, Elizabeth
Proposed Ramada Inn, Franklin Township
Proposed Summerfield Suites Morristown, Hanover
Proposed Summerfield Suites Parsippany, Hanover
Holiday Inn, Jamesburg
Headquarters Plaza, Morristown
Howard Johnson’s Mount Holly
Mt. Laurel Hilton, Mt. Laurel
Holiday Inn, Newark
Howard Johnson’s, Saddle Brook
DoubleTree Hotel, Somerset
Marriott Hotel, Somerset
Motel, Wrightstown
Five Churches Chicken Restaurants, Various Locations

NEW MEXICO

Doubletree Hotel, Albuquerque
Hampton Inn, Albuquerque
Ramada Hotel Classic, Albuquerque
Las Cruces Hilton, Las Cruces
Homewood Suites, Santa Fe
Inn at Loretto, Santa Fe
Sheraton de Santa Fe, Santa Fe
Rancho Ramada Inn de Taos, Taos

NEW YORK

Hilton Hotel, Albany
Buffalo Hotel, Buffalo
Proposed Airport Hotel, Buffalo
Nevele Hotel, Ellenville
Howard Johnson’s, Elmsford
Ramada Inn, Hauppauge
Hilton Hotel, Lake Placid
Proposed Hotel, New Rochelle
Ramada Plaza, New Rochelle
Sheraton Inn, New Rochelle
Barbizon Plaza Hotel, New York
Berkshire Place, New York
Century Paramount Hotel, New York
Executive Hotel, New York
Halloran House, New York
Hampton House, New York
Holland Hotel, New York
Howard Hotel, New York
Mayfair Regent, New York
Nova-Park Gotham, New York
Parker Meridien Hotel, New York
Proposed Soho Hotel, New York
Tudor Hotel, New York
York Club, New York
Sheraton Inn, Ossining
Proposed Hotel, Saratoga
Howard Johnson’s, Smithtown
Hampton Inn, Syracuse
Sheraton Nassau Hotel, Uniondale
Turning Stone Casino, Verona

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Roger Smith Hotel, White Plains
Fairfield Inn, Williamsville

NORTH CAROLINA

Fairfield Inn, Charlotte
Fairfield Inn, Durham
Motel 6, Durham
Fairfield Inn, Fayetteville
Embassy Suites, Greensboro
Fairfield Inn, Greensboro
Hilton Inn, Greensboro
Fairfield Inn, Raleigh
Hilton Inn, Raleigh
Motel 6, Rocky Mount
Cleghorn Plantation, Rutherfordton
Fairfield Inn, Wilmington
Hilton Inn, Winston-Salem

OHIO

Holiday Inn Cascade, Akron
Embassy Suites, Blue Ash
Fairfield Inn, Brook Park
Proposed Embassy Suites, Cincinnati
Howard Johnson’s, Cincinnati
Marriott Inn, Cincinnati
Radisson Inn, Cincinnati
Vernon Manor, Cincinnati
Holiday Inn Lakeside, Cleveland
Sheraton Hopkins, Cleveland
Fairfield Inn, Columbus
Holiday Inn, Columbus
Holiday Inn - Airport, Columbus
Woodfin Hotel, Columbus
Daytonian Hilton, Dayton
Fairfield Inn, Dayton
Motel 6, Dayton
Proposed Woodfin Suites, Dublin
Fairfield Inn, Holland
Holiday Inn, Toledo
Fairfield Inn, Willoughby

OKLAHOMA

Fountainhead Resort, Mclntosh County
Arrowhead Resort, Pittsburgh County

OREGON

Red Lion Inn, Astoria
Inn at Face Rock, Bandon
Shilo Inn, Beaverton
Proposed Hotel, Bend
Red Lion Inn - North, Bend
Red Lion Inn - Coos Bay, Coos Bay
Proposed Hilton Garden Inn, Corvallis
Econolodge, Eugene
Execulodge, Eugene
Red Lion Inn, Eugene
Big Creek Resort, Florence
Salishan Lodge, Gleneden Beach
Shilo Inn, Grants Pass
Candlewood Hotel, Hillsboro
Proposed Courtyard Hotel, Hillsboro
Proposed Residence Inn, Hillsboro
Red Lion Inn, Medford
Residence Inn, Lake Oswego
Red Lion Hotel, Pendleton
Avalon Hotel, Portland
Columbia River Red Lion, Portland
Embassy Suites, Portland
Holiday Inn, Portland
Proposed Sheraton Suites, Portland
Red Lion Hotel-Portland Downtown, Portland
Red Lion Inn-Lloyd Center, Portland
Residence Inn-Lloyd Center, Portland
Sunriver Resort, Portland
Vintage Plaza Hotel, Portland
Wells Building, Portland
West Coast Benson Hotel, Portland
Proposed Westin Hotel, Portland
Capitol Inn, Salem
Execulodge, Salem
Red Lion Inn, Seaside
Red Lion Inn, Springfield
Skamanla Lodge, Stevenson
Sunriver Resort, Sunriver
Embassy Suites, Tigard
Red Lion Inn, Tigard

PENNSYLVANIA

Embassy Suites - Pittsburgh, Coraopolis
Days Inn, Danville
Fairfield Inn, Harrisburg
Rittenhouse Towers, Philadelphia
Fairfield Inn, Pittsburgh
Motel 6, Pittsburgh
Hilton At Lackawanna Station, Scranton
DoubleTree Guest Suites, Plymouth Meeting

SOUTH CAROLINA

Holiday Inn, Charleston
Holiday Inn - Airport, Charleston
Holiday Inn, Charleston-Riverview
Travelodge, Charleston
Embassy Suites, Columbia
Motel 6, Columbia
Fairfield Inn, Greenville
Ramada Inn, Greenville
Fairfield Inn, Florence
Fairfield Inn, Hilton Head
Hilton Head Inn, Hilton Head
Holiday Inn Express, Hilton Head
Hyatt Regency, Hilton Head
Save Inn, Lake Hartwell

SOUTH DAKOTA

Proposed Four Points Hotel, Sioux Falls

TENNESSEE

Motel 6, Chattanooga
Holiday Inn, Jackson
Fairfield Inn, Johnson City
Holiday Inn, Memphis
Howard Johnson - Airport, Memphis
Motel 6, Memphis
Days Inn, Nashville
Hampton Inn, Nashville

TEXAS

Courtyard by Marriott, Addison
Proposed Marriott Courtyard, Addison
Proposed Summerfield Suites Hotel, Addison
Days Inn, Amarillo
Motel 6, Amarillo
Super 8 Motel, Amarillo
Holiday Inn, Austin
Holiday Inn - Airport, Austin
Sheraton Hotel, Austin
Proposed Woodfin Suites, Austin
Days Inn, Corpus Christi
Doubletree Inn, Dallas
Fairmont Hotel, Dallas

HVS International, San Francisco, California	Qualifications of Suzanne R. Mellen, CRE, MAI

Hyatt Regency, Dallas
Marriott Park Central, Dallas
Marriott Quorum, Dallas
Melrose Hotel, Dallas
Motel 6, Dallas
Park Plaza, Dallas
Ramada Inn Convention Center, Dallas
Summit Hotel, Dallas
Howard Johnson’s, East Dallas
Allstar Inn, El Paso
Embassy Suites, El Paso
Travelers Inn, El Paso
Proposed Westin Hotel, Frisco
Metro Center Hotel, Fort Worth
Embassy Suites, Houston
Holiday Inn-Hobby, Houston
Houston House, Houston
Houstonian Hotel, Houston
Motel 6, Houston
Stouffer Renaissance, Houston
Proposed Hampton Inn, Irving
Holiday Inn, Lubbock
Townplace Suites, Plano
Crockett Hotel, San Antonio
Fairmont Hotel, San Antonio

UTAH

Utah Trails Resort, Kanab
Seven Peaks Resort Hotel, Provo
Cavanaugh’s Olympus Hotel, Salt Lake City
Red Lion Hotel, Salt Lake City

VIRGINIA

Howard Johnson’s, Alexandria
Hyatt Arlington, Arlington
Holiday Inn Crowne Plaza, Crystal City
Motel 6, Fredericksburg
Fairfield Inn, Hampton
Omni International Hotel, Norfolk
Embassy Suites, Richmond
Holiday Inn West End, Richmond

WASHINGTON

Best Western Bellevue Inn, Bellevue
DoubleTree Bellevue Center, Bellevue
Embassy Suites, Bellevue
Hampton Inn, Bellevue
Red Lion Inn Bellevue Center, Bellevue
Semi-ah-moo Resort, Blaine
Motel 6, Issaquah
Red Lion Inn, Kelso
Embassy Suites, Lynwood
Red Lion Inn, Pasco
Residence Inn, Redmond
Red Lion Inn, Richland
Best Western Tower Inn, Richland
Hampton Inn, Sea-Tac
Holiday Inn Sea-Tac, Sea-Tac
Red Lion Hotel, Sea-Tac
Alexis Hotel, Seattle
Doubletree Inn, Seattle
Hampton Inn, Seattle
Holiday Inn Crowne Plaza, Seattle
Madison Hotel, Seattle
Red Lion Hotel, Seattle
Proposed Seattle Hotel, Seattle
West Coast Paramount, Seattle
West Coast Sea-Tac Hotel, Seattle
West Coast Vance Hotel, Seattle
The Bay Silverdale Hotel, Silverdale
Red Lion Inn, Spokane
Red Lion Inn, Spokane Valley
Park Shore Inn, Tacoma
Red Lion Inn, Tacoma
Sheraton Hotel, Tacoma
Doubletree Suites, Tukwila
Hampton Inn, Tukwila
Red Lion Inn at the Quay, Vancouver
Red Lion Inn, Wenatchee
Red Lion Inn, Yakima

WEST VIRGINIA

Holiday Inn Charleston House, Charleston
Holiday Inn, Huntington
Howard Johnson’s, Wheeling

WISCONSIN

Fairfield Inn, Brookfield
Milwaukee Marriott Hotel, Brookfield
Wyndham Garden Hotel, Brookfield
Super 8 Motel, Jamesville
Super 8 Motel, Kenosha
Fairfield Inn, Madison
Holiday Inn-Airport, Milwaukee
Holiday Inn-West, Milwaukee

WYOMING

Days Inn, Casper
Flying L Skytel, Cody

CANADA

EconoLodge, Hull, Quebec
Sutton Place Hotel & Apartments, Toronto

FRANCE

Marriott Champs Elysee, Paris

GUAM

Royal Palm Resort, Tumon
Proposed Hotel, Tamuning

MEXICO

Omni Hotel, Ixtapa
La Jolla de Mismaloya, Puerto Vallarta

PUERTO RICO

Carib Inn, San Juan